As Filed with the Securities and Exchange Commission on July 24, 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HUGHES Telematics, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-33860	26-0443717
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

41 Perimeter Center East, Suite 400

Atlanta, Georgia 30346

(770) 391-6400

(Address, including zip code, and telephone number,

Including area code, of registrant’s principal executive offices)

Robert C. Lewis

General Counsel and Secretary

HUGHES Telematics, Inc.

41 Perimeter Center East, Suite 400

Atlanta, Georgia 30346

(770) 391-6400

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copy to:

Gregory A. Fernicola

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

Approximate date of commencement of proposed sale to the public: As promptly as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common Stock, par value $0.0001 per share(3)	16,038,246(4)	$4.13	$66,237,956	$3,697

(1)	Represents outstanding shares of common stock of the registrant, offered by the selling stockholders. In accordance with Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), common stock offered hereby shall also be deemed to cover additional securities to be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act, based on the average high and low prices of the common stock of the registrant as reported on the OTC Bulletin Board on July 23, 2009.
(3)	Represents shares of the registrant’s common stock being registered for resale that have been issued to the selling stockholders named in the prospectus.
(4)	Of the 16,038,246 shares being registered hereby, 10,224,697 are earn-out shares that are being held in escrow. The earn-out shares will be released to the selling stockholders in three tranches contingent upon our common stock meeting specified price targets over the five-year period following March 31, 2009.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling security holders will not sell these securities until after the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 24, 2009

PROSPECTUS

HUGHES TELEMATICS, INC.

16,038,246 Shares of Common Stock

This prospectus relates to the offer for sale of 16,038,246 shares of our common stock, par value $0.0001 per share, by the existing holders of the securities named in this prospectus, referred to as selling stockholders throughout this prospectus.

All of the shares of common stock offered by this prospectus are being sold by the selling stockholders. It is anticipated that the selling stockholders will sell these shares of common stock from time to time in one or more transactions, in negotiated transactions or otherwise, at prevailing market prices or at prices otherwise negotiated. We will not receive any proceeds from the sales by the selling stockholders.

Our common stock is currently traded on the Over-the-Counter Bulletin Board, commonly known as the OTC Bulletin Board, under the symbol “HUTC.” As of July 23, 2009, the closing sale price of our common stock was $4.00.

Investing in our common stock involves substantial risks. You should carefully consider the matters discussed under the section entitled “Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2009.

HUGHES Telematics, Inc.

i

PROSPECTUS SUMMARY

This summary highlights information contained throughout this prospectus and is qualified in its entirety to the more detailed information and financial statements included elsewhere herein. This summary may not contain all of the information that may be important to you. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Before making an investment decision, you should read carefully the entire prospectus, including the information under “Risk Factors” beginning on page 5 and our financial statements and related notes.

Our Business

HUGHES Telematics is an automotive telematics services company that currently provides and is developing a suite of real-time automotive services and applications. These services and applications will be enabled through a hardware component that is factory-installed in new vehicles through multi-year contractual arrangements with automakers. In other instances, these services will be available through software provided by us that interfaces with compatible third-party hardware already installed by our automaker partners in certain vehicle models or in aftermarket products installed by the vehicle owner. We have a contract to be the telematics service provider in the United States to Mercedes-Benz USA, LLC, or Mercedes-Benz, starting in the fourth quarter of 2009 and continue to market our telematics service to other automakers. Through Networkfleet, Inc. (“Networkfleet”), formerly known as Networkcar, Inc., our wholly-owned subsidiary, we currently offer remote vehicle monitoring and other data services through after-market hardware that is purchased separately and installed on existing fleet vehicles. Our in-Drive product provides services to consumers or other third parties through a hardware component that we have developed and which will be distributed through relationships with companies and organizations with large customer or membership bases for installation in existing vehicles.

Until recently, we also had a contract with Chrysler LLC, now known as Old Carco LLC (“Old Chrysler”). On April 30, 2009, Old Chrysler filed for bankruptcy protection under Chapter 11 of the United States bankruptcy code. On June 10, 2009, substantially all of Old Chrysler’s assets were sold to Chrysler Group LLC (“New Chrysler”) whose owners include Italian automaker Fiat SpA, the United Auto Workers union and the United States government. At a hearing held on July 16, 2009, Old Chrysler rejected certain contracts, including our telematics services contract with Old Chrysler, and therefore, our contract was terminated. We have been and continue to be in active negotiations with New Chrysler concerning a new telematics services agreement that is mutually satisfactory to the parties. There can be no assurances that we will reach an agreement with New Chrysler on terms that are satisfactory to New Chrysler or us. If we are unsuccessful in reaching an agreement with New Chrysler, our growth prospects could be materially adversely affected. While the negotiations proceed, we continue to work with New Chrysler on deploying our hardware and launching our services in the fourth quarter of 2009.

On March 31, 2009, pursuant to the terms of the Second Amended and Restated Agreement and Plan of Merger, dated as of March 12, 2009 (the “Merger Agreement”), Hughes Telematics, Inc. (“Old HTI”), a privately held company, and Polaris Acquisition Corp. (“Polaris”), a publicly held blank check company, consummated the merger (the “Merger”), whereby Old HTI merged with and into a wholly owned direct subsidiary of Polaris with Old HTI as the surviving corporation, and immediately thereafter, Old HTI merged with and into Polaris, with Polaris as the surviving corporation. In connection with the Merger, Polaris changed its name from “Polaris Acquisition Corp.” to “HUGHES Telematics, Inc.”

As used in this prospectus, unless otherwise indicated, references to “we,” “us,” “our,” “HTI” and the “company” refer to Old HTI for periods prior to the consummation of the Merger and refer to HUGHES Telematics, Inc. for periods following the consummation of the Merger.

Recent Developments

On June 16, 2009, we offered the holders of all of our 19,500,000 outstanding warrants to purchase shares of our common stock the opportunity, for a limited time, to exchange 20 warrants for one share of our common stock. The offer was scheduled to expire on July 16, 2009, but was extended until July 24, 2009. All of the warrants acquired in the exchange will be terminated.

Company Information

Our executive offices are located at 41 Perimeter Center East, Suite 400, Atlanta, Georgia 30346. Our website is located at www.hughestelematics.com, and our telephone number is 770-391-6400.

THE OFFERING

Immediately prior to the consummation of the Merger, Polaris, the initial shareholders of Polaris, and certain securityholders of Old HTI, including certain of the selling stockholders, entered into a shareholders’ agreement (the “Shareholders’ Agreement”), which obligated us to file with the SEC a registration statement on Form S-1, of which this prospectus forms a part. Additionally, in connection with the private financings that we consummated between March 2008 and March 2009, we entered into an amended and restated co-sale and stock restriction agreement with the selling stockholders (the “Co-Sale Agreement”) providing for “piggyback” registration rights. Pursuant to the Shareholders’ Agreement and the Co-Sale Agreement, we are registering the shares of common stock offered by the selling stockholders.

Common Stock offered by the selling stockholders	Up to 16,038,246 shares of our common stock.(1)

Common Stock outstanding prior to the offering	84,531,226(2)

Common Stock to be outstanding after the offering	84,531,226(3)

Use of Proceeds	We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

OTC Bulletin Board Symbol	“HUTC”

Risk Factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 5 of this prospectus and all other information in this prospectus before investing in our common stock.

(1)	Refers to 16,038,246 shares of our common stock issued to the selling stockholders upon consummation of the Merger in connection with certain financings that we consummated between March 2008 and March 2009. Of the 16,038,246 shares, 10,224,697 are earn-out shares that are being held in escrow and will be released to the selling stockholders as Merger consideration in three tranches contingent upon our common stock meeting specified price targets over the five-year period following the closing of the Merger. The first tranche of 40%, or 4,089,879, of the earn-out shares will be released to the selling stockholders if the trading price of our common stock equals or exceeds $20.00 (subject to adjustment) for any 20 trading days within a 30 trading-day period between the first and fifth anniversaries of the closing of the Merger. The second tranche of 30%, or 3,067,409, of the earn-out shares will be released if the trading price of our common stock equals or exceeds $24.50 (subject to adjustment) for any 20 trading days within a 30 trading-day period between the second and fifth anniversaries of the closing of the Merger. The final tranche of 30%, or 3,067,409, of the earn-out shares will be released if the trading price of our common stock equals or exceeds $30.50 (subject to adjustment) for any 20 trading days within a 30 trading-day period between the third and fifth anniversaries of the closing of the Merger. If a share price target is not met within its measurement period, the earn-out shares related to the missed share price target will be cancelled by us and the selling stockholders will be unable to sell such shares.

(2)	Based upon the total number of issued and outstanding shares as of July 23, 2009, including 58,498,131 earn-out shares.

(3)	Assumes all shares of our common stock offered hereby, including earn-out shares, are sold by the selling stockholders.

Summary Historical Consolidated Financial Information

The summary historical consolidated financial information set forth below is derived from our audited and unaudited consolidated financial statements included in this prospectus. Notwithstanding the legal form of the transaction, the Merger was accounted for under the purchase method of accounting as a reverse acquisition, equivalent to a recapitalization, through the issuance of stock by Old HTI for the net monetary assets of Polaris. Accordingly, our historical financial statements prior to March 31, 2009 are the historical financial statements of Old HTI. The consolidated financial statements of Old HTI have been retroactively restated to reflect the recapitalization of Old HTI with the 77,102,149 shares of our common stock issued to Old HTI equity holders in connection with the Merger.

The summary historical consolidated statement of operations data for the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 (inception) to December 31, 2006 and our summary historical consolidated balance sheet data as of December 31, 2008, 2007 and 2006 have been derived from our consolidated financial statements which have been audited by our independent registered public accounting firm. The summary historical consolidated statement of operations data for the three months ended March 31, 2009 and 2008 and the summary historical balance sheet data as of March 31, 2009 have been derived from our unaudited consolidated financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods indicated. The results for periods of less than a full year are not necessarily indicative of the results to be expected for any interim period or for a full year.

This information should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,		January 9, 2006 (Inception) to December 31, 2006
	2009	2008	2008	2007
	(In Thousands, Except Share Data)
Consolidated Statements of Operations Data:
Revenues	$7,549	$5,975	$ 30,260	$20,352	$6,913
Loss from operations	(14,863)	(10,101)	(47,658)	(33,577)	(6,136)
Loss before income taxes	(80,728)	(10,871)	(57,467)	(34,535)	(6,104)
Net loss	(80,673)	(10,871)	(57,467)	(32,333)	(3,836)
Basic and diluted loss per share	(27.88)	(2.31)	(12.19)	(6.88)	(0.92)
Basic and diluted weighted average shares outstanding	4,924,114	4,712,501	4,712,501	4,700,993	4,182,940

	March 31, 2009		December 31,
			2008	2007	2006
	(In Thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and short-term investments	$141,556	(1)	$17,837	$22,017	$17,388
Restricted cash—current and non-current	3,750		9,083	997	997
Total assets	235,973		108,982	62,932	54,648
Series A Redeemable Preferred Stock	—		62,092	57,017	35,273
Long-term debt	70,108		66,596	—	—
Capital lease obligations—current and non-current	6,948		7,331	—	—
Total liabilities	174,264		159,652	75,795	50,398
Stockholders’ equity (deficit)	61,709		(50,670)	(12,863)	4,250

(1)	In order to consummate the Merger, we agreed to purchase an aggregate of 7,439,978 shares of our common stock from a limited number of institutional shareholders in separate and privately negotiated transactions which were executed prior to the conclusion of the special meeting in which our shareholders voted on the Merger. On April 2, 2009, we consummated these private purchases using approximately $74.4 million of cash. Following such purchases, we had unrestricted cash and cash equivalents of approximately $67.2 million.

RISK FACTORS

An investment in our common stock involves significant risks, and should not be made by anyone who cannot afford to lose his or her entire investment. You should consider carefully the following risks, together with all other information contained in this prospectus, before deciding to invest in our common stock. If any of the following events or risks actually occur, our business, operating results and financial condition would likely suffer materially and you could lose all or part of your investment.

Risks Relating to Our Business

To date, we have generated only losses, which are expected to continue for the foreseeable future.

For the three months ended March 31, 2009, the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 (inception) to December 31, 2006, we incurred a net loss of approximately $80.7 million, $57.5 million, $32.3 million and $3.8 million, respectively, and used cash in operations of approximately $5.9 million, $39.1 million, $23.6 million and $2.8 million, respectively, in connection with the development of our factory-installed hardware devices (the “telematics control unit” or “TCU”) and telematics system and the operations of our Networkfleet subsidiary. As a result of our historical net losses and our limited capital resources, our independent registered public accounting firm’s report on our financial statements as of and for the year ended December 31, 2008 includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. As of March 31, 2009, we had unrestricted cash and cash equivalents of approximately $67.2 million (net of the $74.4 million of cash used to repurchase common stock in April 2009) and an accumulated deficit of approximately $274.6 million. There is no assurance that we will be successful in obtaining additional financing to fund our operations beyond such period. We expect our net losses and negative cash flow to continue for the foreseeable future, as we complete the development of our telematics system, make further expenditures under our various contracts and begin to incur marketing costs associated with the launch of service in automotive manufacturer vehicles in the fourth quarter of 2009. We cannot assure you that our net losses and negative cash flow will not accelerate and surpass our expectations nor can we assure you that we will ever generate any net income or positive cash flow.

We are completing the development of our first generation telematics product installed in vehicles and have not yet generated any revenue from our service offerings for vehicles with factory-installed hardware or from our in-Drive product offering.

To date, all of our revenues have been earned through the sale of Networkfleet’s products and services, and no revenues have been generated from services enabled by factory-installed telematics devices. We need to complete the development of certain of our operating systems before we can start commercial operation and generate revenues from our service offerings for Mercedes-Benz vehicles with factory-installed hardware or from our in-Drive aftermarket product offering. Unless we successfully complete the development of these operating systems, we will not become profitable, and an investor will likely lose money on his investment. We cannot assure you that we will successfully complete, in a cost effective or timely manner, the development of operating systems that meet automakers’ specifications or that allow us to successfully generate revenue. If we fail to do so, our business will be materially and negatively impacted.

Our success depends on the success of Mercedes-Benz with which we have a strategic relationship.

Our service offerings for vehicles with factory-installed hardware are necessarily tied to having relationships with automakers and the success of those automakers. To the extent Mercedes-Benz decreases the volume of vehicles they manufacture for the domestic market, we will have a smaller addressable customer base. We cannot control the decisions of Mercedes-Benz or any other automaker with which we develop strategic relationship regarding how many vehicles they manufacture or what lines, if any, they cease manufacturing in the face of general economic conditions, market pressures or internal financial demands. A significant decrease in actual production in the future by Mercedes-Benz may have a material and negative impact on our business.

Our key service agreement is with Mercedes-Benz and is subject to numerous risks, including early termination and prolonged reduction in production volume.

We currently have a service agreement to provide our telematics solution to Mercedes-Benz vehicles and expect to generate significant future revenues from this agreement. We have a long-term contract with Mercedes-Benz pursuant to which it has agreed to install telematics devices in its vehicles and permit us to exclusively provide telematics services to its new customers. If we are unable to meet performance requirements of the contract and subsequently lose the Mercedes-Benz relationship, it would have a material adverse impact on our business and prospects. If Mercedes-Benz materially lowers its production volume for a prolonged period of time and we did not obtain additional customers or offsetting sources of revenue, our growth prospects would be materially harmed. Our prospects and future revenues may be negatively impacted by a prolonged contraction of demand for the vehicles produced by Mercedes-Benz.

There can be no assurances we will execute a telematics services contract with New Chrysler which could adversely affect our growth prospects.

Until recently, we also had a contract with Old Chrysler. On April 30, 2009, Old Chrysler filed for bankruptcy protection under Chapter 11 of the United States bankruptcy code. On June 10, 2009, substantially all of Old Chrysler’s assets were sold to New Chrysler. At a hearing held on July 16, 2009, Old Chrysler rejected certain contracts, including our telematics services contract with Old Chrysler, and therefore, our contract was terminated. We have been and continue to be in active negotiations with New Chrysler concerning a new telematics services agreement that is mutually satisfactory to the parties. There can be no assurances that we will reach an agreement with New Chrysler on terms that are satisfactory to New Chrysler or us. If we are unsuccessful in reaching an agreement with New Chrysler, our growth prospects could be materially adversely affected. While the negotiations proceed, we continue to work with New Chrysler on deploying our hardware and launching our services in the fourth quarter of 2009.

Our business and growth may be significantly impacted by events in the overall global economy. Automakers, particularly United States automakers, are facing significant financial and structural challenges, and the automotive industry in general is undergoing a period of reorganization, the effects of which are difficult to predict.

A significant portion of our business depends on the willingness of automakers to install our products in their vehicles. The business and the results of the automotive industry are tied to industry and general economic conditions. The global economic recession, as well as the continued credit crisis and related turmoil in the global financial system, has had and will continue to have an impact on the business and financial condition of the automakers. Continuing and new and unforeseen effects of global economic events could have a material adverse impact on our customers, causing them to fail to meet their obligations to us. Also, we are subject to the risks arising from changes in legislation and government regulation associated with any such recession or economic slowdown. Any of these events could negatively impact our business, results of operations, and financial condition. If this recession becomes a prolonged economic crisis, it will likely have a material adverse effect on our results of operations.

Old Chrysler and General Motors each filed for bankruptcy protection, and recently emerged. New Chrysler’s organizational structure has been significantly changed from that of Old Chrysler. At the same time, the number of vehicles sold industry-wide declined dramatically in the last six months of 2008 compared to the last six months of 2007, a decline which has continued significantly in the first half of 2009. The U.S. domestic automobile industry may be further negatively impacted by conditions such as increases in costs, government regulations, disruptions of supply, shortages of raw materials, labor disputes or by global and local economic conditions, including increases in the rate of unemployment, changes in consumer confidence levels, the availability of credit and the availability and cost of fuel. To the extent an automaker with which we have a contract faces adverse conditions resulting in a decrease in production volume, our business may be negatively affected. To the extent the automotive industry in general faces adverse conditions, automakers may be less willing to enter into contracts with us, which would have a negative impact on the growth of our business. Furthermore, economic conditions may cause subscribers to services offered by us to reduce or stop their use of such services, resulting in decreased revenues for us. We also may experience delays or losses with respect to the collection of payments due from customers in the automotive industry experiencing financial difficulties. Adverse business or financial conditions affecting individual automotive manufacturers or their suppliers or the automotive industry generally, including potential additional bankruptcies of automotive companies and their suppliers, as well as market disruption that could result from future consolidation in the automotive industry, could have a material adverse effect on our business.

We must meet certain developmental milestones and provide certain levels of service upon product launch.

Our agreement with Mercedes-Benz requires us to meet certain developmental milestones and to maintain certain minimum service level standards. The agreement may be terminated by Mercedes-Benz upon a material breach by us, including upon our failure to meet certain of the developmental milestones or to satisfy the required service levels. As our operating systems are still being tested and developed, we may not be able to meet the requirements or our obligations under the agreements. To the extent we fail to meet our material obligations under the contract and it is terminated, our business and prospects would be severely impaired.

Competition for telematics service contracts with automakers is significant.

While we have entered into an exclusive relationship with Mercedes-Benz to provide specified telematics services to new vehicles manufactured by Mercedes-Benz for the United States market starting in November 2009, competition for new contracts to provide services similar to our services is significant. We have been and continue to be in active negotiations with New Chrysler concerning a new telematics services agreement that is mutually satisfactory to the parties. There can be no assurances that we will reach an agreement with New Chrysler on terms that are satisfactory to New Chrysler or us. If we are unsuccessful in reaching an agreement with New Chrysler, our growth prospects could be materially adversely affected.

Certain of our current and potential competitors, including OnStar, could also have significantly greater name recognition and financial, marketing, management and other resources than we do. They may be able to respond more quickly to changes in customer preferences or devote greater resources to developing and promoting their service offerings. We cannot guarantee that we can maintain our competitive position relative to our current and potential competitors, especially those with greater financial, marketing, management and other resources than we will have.

Competition for subscribers could negatively affect our business.

Indirectly, certain of our services compete with services provided by wireless devices such as cellular telephones and carriers of mobile communications, as well as aftermarket telematics providers. As wireless providers in the U.S. market complete their service build-out for location-based services, this competition may increase significantly or could jeopardize the commercial viability of certain of our services. Consumers may opt for certain services offered by wireless carriers, such as navigation, despite the scope of our service offerings, rather than those offered by us. In addition, starting in November 2009, while we will be the exclusive telematics service provider to Mercedes-Benz for all new Mercedes-Benz vehicles sold in the United States, we expect to have to compete with the incumbent service provider, ATX Group, Inc. (“ATX Group”), for legacy Mercedes-Benz customers. Although Mercedes-Benz supports us as the provider of choice for such legacy customers, there can be no assurance that we will be successful in converting such customers at the rates we expect or without incurring material additional costs.

We have significant indebtedness, the terms of which limit the operation of our business, and a failure to generate significant cash flow could render us unable to service such obligations.

As of March 31, 2009, we had outstanding long-term indebtedness with an aggregate principal balance of approximately $85.4 million, consisting of $67.6 million of senior secured term indebtedness issued under a credit facility and $17.8 million of senior subordinated unsecured promissory notes. While we may elect to pay in kind the interest accrued on the senior secured term indebtedness until March 31, 2010 and on the senior subordinated unsecured promissory note until the October 1, 2013 maturity date (i.e., with such accrued interest being added to the outstanding principal balance of the term indebtedness), after March 31, 2010 and until the March 31, 2013 maturity date of the senior secured term indebtedness, the accrued interest must be paid in cash.

In addition, the senior secured term indebtedness bears variable interest at a rate equal to, at our option, (i) 11% plus the greater of the London Interbank Rate (“LIBOR”) or 3% (pursuant to an agreement with one of the senior secured note holders, the interest rate on senior secured term indebtedness with a principal amount of $5.0 million cannot exceed 14%) or (ii) 10% plus the prime lending rate. In the event interest rates rise, the result would be higher interest costs for us. Our ability to service this indebtedness will be dependent on our ability to generate cash from internal operations or raise equity sufficient to make required payments on such indebtedness. Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under credit facilities in an amount sufficient to enable us to pay this indebtedness and fund operating and liquidity requirements. We may need to refinance all or a portion of this indebtedness on or before maturity; however, we may not be able to refinance any of this indebtedness on commercially reasonable terms, or at all.

Furthermore, the senior secured credit facility contains restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. An event of default, including from the failure to comply with the covenants or from the termination of the Mercedes-Benz contract, could, if not cured or waived, result in the acceleration of all of our outstanding indebtedness.

We may require additional financing to fund our operations and execute our business plan.

We cannot assure you that our net losses and negative cash flow will not accelerate and surpass our expectations, potentially significantly, nor can we assure you that we will ever generate any net income or positive cash flow. In light of these net losses and our negative cash flow, we may be required to raise additional capital in the future. This additional financing may take the form of loans under a new credit facility, the issuance of bonds or other types of debt securities, the issuance of equity securities or a combination of the foregoing. Any such financing must either comply with the covenants of our credit facility, or we will need to obtain waivers from our lenders. Our credit facility contains covenants that restrict our ability to incur debt and will require mandatory prepayments from the proceeds of an equity financing. Any debt financing we obtain may impose various restrictions and additional covenants on us, which could limit our ability to respond to market conditions, provide for unanticipated capital investments or take advantage of business opportunities, and may subject us to significant interest expense. Additional equity financing may be obtained on terms that are dilutive to the interests of our existing and future stockholders. Debt or additional equity financing may not be available when needed on terms favorable to us or at all, and our failure to attract a sufficient amount of additional debt or equity capital may impair our ability to fund our operations and execute on our business plan.

Substantially all of our assets are used to collateralize our senior secured credit facility.

Our senior secured credit facility is secured by substantially all of our assets, including cash, inventory and accounts receivable. The credit agreement governing our credit facility contains various covenants that restrict our business. Noncompliance with any of the covenants without cure or waiver would constitute an event of default under the credit facility. Upon the occurrence of an event of the default under the credit facility, substantially all of our assets would be subject to liquidation by the creditors, which could result in no assets being left available to the stockholders.

Our long development and sales cycle will place considerable demands on our resources and liquidity.

We expect that it will take several years from the date we commence negotiations with an automaker (other than New Chrysler) to the date we are able to collect fees for the provision of services. Negotiation with an automaker regarding a commercial arrangement for services to be offered in vehicles is a long and complicated process. Once a contract is executed, our TCU, if required by the contract, may need to be further developed or modified and will need to be tested to ensure that they or other systems properly operate with that automaker’s vehicle systems. Furthermore, the manufacturing and installation schedule for the TCU must be coordinated to coincide with the automaker’s model development, manufacturing and release schedules. Even after vehicles with our factory-installed TCUs are released for sale, there may be a period of up to a year before we are able to collect fees for services provided to vehicle owners. This relatively long development and sales cycle may place considerable demands on our liquidity and capital resources for the foreseeable future.

We cannot assure you that automakers will expand service offerings beyond traditional telematics services or do so at the rates we expect.

The continued rate of integration of telematics into vehicles, including both traditional safety and security features, such as those we currently expect to be our initial consumer service offerings, and future service offerings, such as diagnostics, navigation with integrated traffic, convenience services and infotainment, is subject to uncertainty. The uncertainty concerning the rate of integration of both traditional and future telematics services stems from a number of issues including:

•	the relative early stage of the industry itself;

•	uncertainties regarding the longer-term appeal of telematics services; and

•

competitive uncertainties, including whether current or future consumer products will materially alter the industry. Consumer products that are or could become direct competition for certain services include location-enabled cellular telephones; PDAs; navigation systems; factory-installed, in-vehicle communications and entertainment systems; and aftermarket telematics equipment.

As a result of these and other issues, automakers may limit the use of telematics services utilizing factory-installed devices to traditional safety and security services, or limit deployment of future services to select brands, models or pricing categories. If automakers do not integrate telematics programs into future automobiles, our business and growth prospects will suffer.

Not all automakers should be regarded as prospects for strategic relationships, since some may resist outsourcing their telematics programs and others may not embrace our approach to telematics services.

Not all automakers will solicit the assistance of an outside service provider to perform the services component of their telematics programs and may decide instead to develop in-house telematics capabilities. If automakers in general, or potential automakers with which we are pursuing strategic relationships, in particular, conclude that the disadvantages of engaging a third-party service provider for assistance outweigh the advantages, our growth prospects will suffer. These automakers may resist using an outside telematics service provider such as us for a number of reasons, including:

•	the risks or perceived risks of providing third-party service providers with access to their proprietary technology or information;

•	a desire to retain control over all consumer-related functions;

•	concerns over the level of service to be expected from a third-party service provider and the ability to properly measure acceptable levels of service; and

•	a belief that the automaker maintains all of the necessary infrastructure, personnel, systems and other resources necessary to manage the program internally.

For those automakers that do outsource telematics, not all will ultimately embrace our approach to telematics services. As a result, not all automakers should be regarded as prospects for strategic relationships.

Failure of third-party vendors to support our efforts in a timely manner would delay the generation of revenues or could result in cancellation of our arrangements.

Although we are responsible for the design and related requirements of the TCUs, we rely to a significant degree on the support and performance of third-party vendors in connection with the development and testing of the TCU, as well as the completion of the design, development, launch and operation of our telematics system. We will also rely on third parties to manufacture our TCU. A failure by any one of these vendors to perform its obligations to us in a timely or proper manner could result in a delay in the launch of our service, a breach of our obligations to automakers or could result in the termination of our contract with Mercedes-Benz or any other future partner, which would severely impair our business and prospects. In such an instance, we could also face material liabilities to the automakers in excess of insured amounts or the contractual indemnity of the vendor.

Our business may be impaired if a third party infringes on our intellectual property rights.

Certain aspects of our service depend, in part, upon intellectual property that we have developed or will develop in the future. Monitoring infringement of intellectual property rights is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our intellectual property and technical know-how. If the intellectual property that we use is not adequately protected, others will be permitted to and may duplicate our service without liability. In addition, others may challenge, invalidate or circumvent our intellectual property rights, patents or existing sublicenses. In addition, some of the know-how and technology we have developed and plan to develop will not be covered by United States patents. Trade secret protection and contractual agreements may not provide adequate protection if there is any unauthorized use or disclosure. Other parties may have patents or pending patent applications which will later mature into patents or inventions which may block our ability to provide some of our services. We may have to resort to litigation to enforce our rights under license agreements or to determine the scope and validity of other parties’ proprietary rights in the subject matter of those licenses. This activity may be expensive. Also, we may not succeed in any such litigation.

We may become involved in intellectual property or other disputes that could harm our business.

Third parties, including competitors, may already have patents on inventions, or may obtain patents on new inventions in the future, that could limit our ability to provide services in the future. Such third parties may claim that our products or services infringe their patent rights and assert claims against us. In addition, we have agreed in some of our contracts, and may in the future agree in other contracts, to indemnify third parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties as it relates to the services we provide. We, or third parties that we are obligated to indemnify, may receive notifications alleging infringements of intellectual property rights relating to our business, the provision of our services or the products previously sold by us. If any infringement claim is successful against us, we may be required to pay substantial damages or we may need to seek and obtain a license of the other party’s intellectual property rights. We may be required to redesign those services that use the infringed technology. Moreover, we may be prohibited from selling, using or providing our services that use the challenged intellectual property.

Rapid technological changes could make our service less attractive.

The wireless industry is characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations, and evolving industry standards. If we are unable to keep pace with these changes, our business may be harmed. Products using new technologies, or emerging industry standards, could make our technologies less attractive. In addition, we may face unforeseen problems when developing our services which could harm our business. Because we will depend on third parties to develop technologies used in key elements of our products, more advanced technologies which we may wish to use may not be available to us on reasonable terms or in a timely manner. Furthermore, our competitors may have access to technologies not available to us, which may enable them to produce products of greater interest to consumers or automakers, or at a more competitive cost.

Systems failures or interruptions to our service may have a negative impact on our revenues, damage our reputation and decrease our ability to attract new customers to our service offering.

Our ability to provide uninterrupted service and high quality customer support will depend on the efficient and uninterrupted operation of our computer and communications systems. The systems that we expect to use to integrate the various elements of a telematics program and deliver our services will be complex and may contain undetected errors, especially when first introduced. These errors may not be discovered until after a vehicle model has been launched with our service offering or after consumers begin using the service. Any disruption of our services, computer systems or communications networks, or those of third parties we rely on, could result in the inability of consumers to receive our services for an indeterminate period of time, which could cause us to lose automakers’ confidence or revenue or to face litigation. If we experience frequent or persistent systems failures, our business and prospects may be irreparably harmed.

We may be exposed to potential liability for actual or perceived failure to provide required services.

Because consumers subscribing to our safety and security services rely on us in emergency situations, we may be exposed to potential claims for damages, including special or consequential damages, as a result of an actual or perceived failure of our safety and security services. Our failure or inability to meet a driver’s expectations in the performance of our services, or to do so in the time frame required by the driver, regardless of responsibility for such failure, could result in liability against us, harm to our business or reputation and/or discourage other automakers from integrating telematics into future vehicles or from engaging us to provide telematics services.

Our expected future growth will place a significant strain on our management, systems and resources.

Our business was formed in January 2006 and has grown quickly. In order to execute our business strategy, we will continue to experience significant growth, which will place a significant strain on our systems, processes, resources, management and other infrastructure and support mechanisms. To manage the anticipated growth of our operations, we will be required to:

•	improve existing and implement new operational, financial and management information controls, reporting systems and procedures;

•	establish relationships with additional vendors, suppliers and strategic partners and maintain existing relationships; and

•	hire, train, manage and retain additional personnel.

To the extent we are unable to assemble the personnel, controls, systems, procedures and relationships necessary to manage our future growth, if any, management resources may be diverted, and our opportunity for success may be limited.

Our inability to identify, hire and retain qualified personnel would adversely affect our business.

Our continued success will depend, to a significant extent, upon the performance and contributions of our senior management and upon our ability to attract, motivate and retain highly qualified management personnel and employees. We depend upon our key senior management to effectively manage our business in a highly competitive environment. If one or more of our key officers joins a competitor or forms a competing company, we may experience material interruptions in product development, delays in bringing products to market, difficulties in our relationships with automakers, suppliers and customers, and loss of additional personnel, which could significantly harm our business, financial condition, operating results and projected growth.

Additionally, failure to continue to attract and retain qualified management personnel could adversely affect our business and growth prospects. We compete to hire new employees, and we then must train them and develop their skills and competencies. Our operating results could be adversely affected by increased costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. Any unplanned turnover could deplete our institutional knowledge base and erode our competitive advantage.

Regulations concerning consumer privacy may adversely affect our business.

Certain technologies that we currently support, or may in the future support, are capable of collecting personally-identifiable information and vehicle-specific information such as performance data and error codes. Vehicle-specific information may also reveal personally-identifiable information. We anticipate that as telematics programs continue to develop, in the future it will be possible to collect or monitor substantially more of this kind of information. A growing body of laws designed to protect the privacy of personally-identifiable information, as well as to protect against its misuse, and the judicial interpretations of such laws, may adversely affect the growth of our business. In the United States, these laws could include the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act and the Gramm-Leach Bliley Act, as well as various state laws and related regulations. In addition, certain governmental agencies, like the Federal Trade Commission, have the authority to protect against the misuse of consumer information by targeting companies that collect, disseminate or maintain personal information in an unfair or deceptive manner. In particular, such laws could limit our ability to collect information related to users of our services, to store or process that information in what would otherwise be the most efficient manner, or to commercialize new services based on new technologies. The evolving nature of all of these laws and regulations, as well as the evolving nature of various governmental bodies’ enforcement efforts, and the possibility of new laws in this area, may adversely affect our ability to collect and disseminate or share certain information about consumers and may negatively affect the ability of automakers or dealers to make use of that information. If we fail to successfully comply with applicable regulations in this area, our business and prospects could be harmed.

Consumer avoidance of services which collect, store or use personally-identifiable data could adversely affect our business.

Consumer sentiment regarding privacy issues is constantly evolving. Such consumer sentiment may affect the buying public’s interest in our current or future service offerings. In some cases, consumer groups and individual consumers have already begun to vigorously lobby against, or otherwise express significant concern over, the collection, storage and/or use of personally-identifiable information. Accordingly, privacy concerns of consumers may influence automakers to refrain from adopting telematics programs, especially those which involve more advanced programs, which could in turn harm the overall telematics industry or, depending on our programs, our prospects. Moreover, strong consumer attitudes often precipitate new regulations like the ones described above. If we fail to successfully monitor and consider the privacy concerns of consumers, our business and prospects would be harmed.

Risks Related to Our Organization

Apollo beneficially owns a majority of our voting stock.

Apollo may be deemed to beneficially own 60,467,284 shares of our common stock (including 45,501,064 earn-out shares), which represents approximately 72% of our voting power. Our board of directors includes four directors who are affiliated with Apollo. Because of their board representation and control of our voting power,

Apollo is able to exert considerable influence and control over us, including the appointment of management and the outcome of all matters requiring stockholder approval. Apollo may be able to cause, prevent or delay a change of control of us or a change in the composition of our board of directors and could preclude any unsolicited acquisition of us. In addition, because Apollo may substantially determine the outcome of a stockholder vote, it could deprive stockholders of an opportunity to receive a premium for their shares as part of a sale of us, and that voting control could ultimately affect the market price of our common stock.

We are a public company and, as such, are subject to the reporting requirements of federal securities laws, which are expensive and may divert resources from other projects, thus impairing our ability to grow.

We are a public reporting company and, accordingly, are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other U.S. federal securities laws, including compliance with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Compliance with these obligations requires significant time and resources from our management and our finance and accounting staff and increases our legal, insurance and financial compliance costs. It is time consuming and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. Occasionally, we may need to hire additional financial reporting, internal controls and other finance and accounting personnel in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the requirements of the Sarbanes-Oxley Act, then we may not be able to obtain the independent registered public accountant certifications required by the Sarbanes-Oxley Act, which may preclude us from keeping our filings with the SEC current. Non-current reporting companies are subject to various restrictions and penalties.

We must comply with Section 404 of the Sarbanes-Oxley Act in a relatively short timeframe, which will require us to document and test our internal controls over financial reporting for fiscal 2009 and beyond. Any delays or difficulty in satisfying these requirements could adversely affect our future results of operations and stock price.

Section 404 of the Sarbanes-Oxley Act requires us to document and test the effectiveness of our internal controls over financial reporting in accordance with an established control framework and to report on our management’s conclusion as to the effectiveness of these internal controls over financial reporting beginning with the fiscal year ending December 31, 2009. We will also be required to have an independent registered public accounting firm test the internal controls over financial reporting and report on the effectiveness of such controls for the fiscal year ending December 31, 2009 and subsequent years. Any delays or difficulty in satisfying these requirements could adversely affect future results of operations and our stock price. We may also incur significant costs to comply with these requirements.

We may in the future discover areas of internal controls over financial reporting that need improvement. There can be no assurance that remedial measures will result in adequate internal controls over financial processes and reporting in the future. Any failure to implement the required new or improved controls, or difficulties encountered in their implementation, could materially adversely affect our results of operations or could cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal controls over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified report regarding the effectiveness of internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act, investors may lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities. In addition, failure to comply with Section 404 of the Sarbanes-Oxley Act could potentially subject us to sanctions or investigation by the SEC or other regulatory authorities.

Public company compliance makes it more difficult for us to attract and retain officers and directors.

The Sarbanes-Oxley Act and new rules subsequently implemented by the Securities and Exchange Commission have required changes in corporate governance practices of public companies. As we are a public company, these new rules and regulations have increased and may continue to increase our compliance costs in the future and make certain activities more time consuming and costly. As a public company, these new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance in the future, or we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

Risks Related to Our Common Stock

Our common stock is currently traded on the over-the-counter (OTC) Bulletin Board market, which may generally involve certain risks not present in all securities.

Our securities were delisted from the NYSE Amex (formerly the American Stock Exchange) and are currently traded on the OTC Bulletin Board, an electronic bulletin board established for unlisted securities, which could limit investors’ ability to make transactions in our securities. Although the Financial Industry Regulatory Authority, Inc. oversees the OTC Bulletin Board, market makers of bulletin board securities are unable to use electronic means to interact with other dealers to execute trades, which can cause delays in the time it takes to interact with the market place. Risks associated with trading bulletin board securities may include, among others, limited availability of order information and market data, liquidity risks, and communications risks. Furthermore, for companies whose securities are quoted on the OTC Bulletin Board, it is more difficult (1) to obtain accurate quotations, (2) to obtain coverage for significant news events because major wire services generally do not publish press releases about such companies, and (3) to obtain needed capital.

Our stock price may continue to be volatile and may decrease in response to various factors, which could adversely affect our business and cause our stockholders to suffer significant losses.

Our common stock is very illiquid, and its price has been and may continue to be volatile in the indefinite future. Since trading of our common stock on the OTC Bulletin Board began on June 8, 2009, the high and low sale prices of our common stock through July 23, 2009 were $7.50 and $4.00, respectively. The price of our stock could fluctuate widely in response to various factors, many of which are beyond our control, including the following:

•	changes in our industry or the auto industry;

•	competitive pricing pressures;

•	our ability to obtain working capital or project financing;

•	additions or departures of key personnel;

•	limited “public float” in the hands of a small number of persons, whose sales or lack of sales could result in positive or negative pricing pressure on the market price for our common stock;

•	sales of our common stock;

•	our ability to execute our business plan;

•	operating results that fall below expectations;

•	loss of any strategic relationship;

•	economic and other external factors; and

•	period-to-period fluctuations in our financial results.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting us that our board of directors may consider relevant. Further, we are significantly limited in the amount of dividends we can pay by the terms of our senior secured term indebtedness. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

There is currently a limited trading market for our common stock, and we cannot ensure that a liquid market will be established or maintained.

Trading in our common stock on the OTC Bulletin Board began on June 8, 2009, and only a limited market has developed for the purchase and sale of our common stock. We cannot predict how liquid the market for our common stock might become. Therefore, the purchase of our shares must be considered a long-term investment acceptable only for prospective investors who are willing and can afford to accept and bear the substantial risk of the investment for an indefinite period of time. Because there is a limited public market for the resale of our shares, an investor in our common stock may not be able to liquidate his investment, and our shares may not be acceptable as collateral for a loan.

If we fail to remain current in our reporting requirements, we could be removed from the OTC Bulletin Board, which would limit the ability of broker-dealers to sell our securities and the ability of our shareholders to sell their securities in the secondary market.

Companies trading on the OTC Bulletin Board, such as us, must be reporting issuers under Section 12 of the Exchange Act, and must be current in their reports under Section 13 of the Exchange Act, in order to maintain price quotation privileges on the OTC Bulletin Board. If we fail to remain current in our reporting requirements, we could be removed from the OTC Bulletin Board. As a result, the market liquidity for our securities could be adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of our shareholders to sell their securities in the secondary market.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market after the effectiveness of the registration statement of which this prospectus forms a part, or upon the expiration of any statutory holding period under Rule 144, or upon expiration of earn-out periods applicable to shares held by certain selling stockholders, or issued upon the exercise of outstanding options or warrants, it could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of our common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make it more difficult for us to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. Certain of the shares of our common stock issued to the selling stockholders upon consummation of the Merger were placed into escrow, to be released back to them if the trading price of our common stock equals or exceeds various prices between $20.00 and $30.50, at various times between the first and fifth anniversaries of March 31, 2009, which is the date the Merger closed. Following such date, all of those shares will become freely tradable, subject to securities laws.

FORWARD-LOOKING STATEMENTS

We believe that some of the information in this prospectus constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or financial condition; or state other “forward-looking” information.

We believe it is important to communicate our expectations to our stockholders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language contained in the prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•	expectations regarding our growth potential;

•	our inability to have our securities listed on the NYSE Amex, the NASDAQ Global Market or the NASDAQ Capital Market or another exchange;

•	our expectations and intentions regarding the use of the proceeds from the Merger or this offering;

•	our financial performance;

•	slower than expected development of the telematics industry or any event that causes telematics to be less attractive to consumers;

•	the loss of our strategic relationship with Mercedes-Benz;

•	the uncertainties regarding the financial stability U.S. automakers and the effects of government intervention in the automotive industry;

•	an inability to enter into a strategic relationship with New Chrysler and additional automakers, thereby limiting our growth potential;

•	the introduction and proliferation of competitive products;

•	changes in technology;

•	an inability to achieve sustained profitability;

•	difficulties with delays or quality control with our primary vendors;

•	failure to implement our short- or long-term growth strategies;

•	the cost of retaining and recruiting our key personnel or the loss of such key personnel;

•	risks associated with the expansion of our business in size and geography;

•	operational risk;

•	geopolitical events and regulatory changes;

•	changing interpretations of generally accepted accounting principles (“GAAP”);

•	general economic conditions;

•	a continued downturn in the automotive industry; and

•	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on our resources.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

You should be aware that the occurrence of the events described in the “Risk Factors” section of this prospectus could have a material adverse effect on us.

DILUTION

We are not offering or selling any of the shares of common stock in this offering. All of the offered shares of our common stock are held by selling stockholders and, accordingly, no dilution will result from the sale of the shares.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

From January 14, 2008 to April 1, 2009, our common stock was quoted on the NYSE Amex (formerly the NYSE Alternext US) under the trading symbol “TKP” and then under the symbol “HTC” from April 2, 2009 until June 5, 2009. Since June 8, 2009, our common stock has been quoted on the OTC Bulletin Board under the trading symbol “HUTC.” The quotations reflect inter-dealer prices, without retail mark-ups, mark-downs, or commissions and may not necessarily represent actual transactions.

The closing price of our common stock on the OTC Bulletin Board on July 23, 2009 was $4.00 per share.

The following table sets forth the range of high and low sales prices as reported on the OTC Bulletin Board for the period indicated:

	Sales Price
	High	Low
Year Ended December 31, 2009
Quarter ended June 30, 2009 (June 8, 2009 through June 30, 2009)	$7.50	$4.00
Quarter ended September 30, 2009 (July 1, 2009 through July 23, 2009)	5.50	4.00

The following table sets forth the range of high and low sales prices as reported on the NYSE Amex for the periods indicated:

	Sales Price
	High	Low
Year Ended December 31, 2009
Quarter ended March 31, 2009	$9.59	$8.78
Quarter ended June 30, 2009 (through June 5, 2009)	8.04	3.44

	Sales Price
	High	Low
Year Ended December 31, 2008
Quarter ended March 31, 2008 (from January 14, 2008)	$9.15	$9.02
Quarter ended June 30, 2008	9.64	9.04
Quarter ended September 30, 2008	9.60	9.10
Quarter ended December 31, 2008	9.15	8.15

Holders

As of July 23, 2009, an aggregate of 84,531,226 shares of our common stock were issued and outstanding and were owned by approximately 223 stockholders of record, based on information provided by our transfer agent.

Dividends

We have never declared cash dividends on our common stock, nor do we anticipate paying any dividends on our common stock in the future.

Rule 144

A total of                      shares of our common stock presently outstanding and not being registered for resale under this prospectus, are deemed to be “restricted securities” as defined by Rule 144 under the Securities Act. Rule 144 is the common means for a stockholder to resell restricted securities and for affiliates, to sell their securities, either restricted on non restricted (control) shares. Rule 144 has been amended by the SEC, effective February 15, 2008.

Under the amended Rule 144, an affiliate of a company filing reports under the Exchange Act who has held their shares for more than six months, may sell in any three-month period an amount of shares that does not exceed the greater of:

•	the average weekly trading volume in the common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale, or

•	1% of the shares then outstanding.

Sales by affiliates under Rule 144 are also subject to certain requirements as to the manner of sale, filing appropriate notice and the availability of current public information about the issuer.

A non-affiliate stockholder of a reporting company who has held their shares for more than six months, may make unlimited resales under Rule 144, provided only that the issuer has available current public information about itself. After a one-year holding period, a non-affiliate may make unlimited sales with no other requirements or limitations.

An important exception to the availability of the amended Rule 144 is that Rule 144 is not available for either a reporting or non-reporting shell company, unless the company:

•	has ceased to be a shell company;

•	is subject to the Exchange Act reporting obligations;

•	has filed all required Exchange Act reports during the preceding twelve months; and

•	at least one year has elapsed from the time the company filed with the SEC, current Form 10 type information reflecting its status as an entity that is not a shell company.

Following our acquisition of Old HTI, we ceased to be a shell company. On April 6, 2009, we filed with the SEC a Form 8-K current report that included comprehensive information that reflects that we are no longer a shell company. Accordingly, our stockholders may not avail themselves to Rule 144 until April 7, 2010.

We cannot predict the effect any future sales under Rule 144 may have on the market price of our common stock, if a market for our shares develops, but such sales may have a substantial depressing effect on such market price.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

PLAN OF DISTRIBUTION

We are registering the 16,038,246 shares of common stock on behalf of the selling stockholders. As used in this prospectus, the term “selling stockholders” includes pledgees, transferees or other successors-in-interest selling shares received from the selling stockholders as pledgors, assignees, borrowers or in connection with other non-sale-related transfers after the date of this prospectus. This prospectus may also be used by transferees of the selling stockholders, including broker-dealers or other transferees who borrow or purchase the shares to settle or close out short sales of shares of common stock. Selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale or non-sale related transfer. We will not receive any of the proceeds from sales by the selling stockholders.

We expect that the selling stockholders will sell their shares primarily through sales on the OTC Bulletin Board or any other stock exchange, market or trading facility on which our shares are traded or in private transactions. Sales may be made at fixed or negotiated prices, and may be effected by means of one or more of the following transactions, which may involve cross or block transactions:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	transactions in which broker-dealers may agree with one or more selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	a combination of any of the above or any other method permitted pursuant to applicable law.

Selling stockholders may also sell shares under Rule 144 of the Securities Act, if available, rather than under this prospectus. The selling stockholders will have the sole discretion not to accept any purchase offer or make any sale of their shares if they deem the purchase price to be unsatisfactory at a particular time. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

Broker-dealers engaged by selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser, in amounts to be negotiated. Selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

In connection with sales of common stock or interests therein, selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. Selling stockholders may also engage in short sales, puts and calls or other transactions in our securities or derivatives of our securities and may sell and deliver shares in connection with these transactions.

Selling stockholders and broker-dealers or agents involved in an arrangement to sell any of the offered shares may, under certain circumstances, be deemed to be “underwriters” within the meaning of the Securities Act. Any profit on such sales and any discount, commission, concession or other compensation received by any such underwriter, broker-dealer or agent, may be deemed an underwriting discount and commission under the Exchange Act. No selling stockholder has informed us that they have an agreement or understanding, directly or indirectly, with any person to distribute the common stock. If a selling stockholder should notify us that they have a material arrangement with a broker-dealer for the resale of their shares, we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreement between the selling stockholder and broker-dealer or agent, provide required information regarding the plan of distribution, and otherwise revise the disclosure in this prospectus as needed. We would also file the agreement between the selling stockholder and the broker-dealer as an exhibit to the post-effective amendment to the registration statement.

We have agreed to pay all fees and expenses incurred by us incident to the registration of the common stock, including SEC filing fees. Each selling stockholder will be responsible for all costs and expenses in connection with the sale of their shares, including brokerage commissions or dealer discounts. Selling stockholders will be indemnified by us against certain losses, claims, damages and liabilities, including certain liabilities under the Securities Act.

Selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of common stock by them. The foregoing may affect the marketability of such securities. To comply with the securities laws of certain jurisdictions, if applicable, the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

Selling stockholders and other persons participating in the sale or distribution of the shares offered hereby, will be subject to applicable provisions of the Exchange Act and rules and regulations promulgated thereunder, including, without limitation, Regulation M. With certain exceptions, Regulation M restricts certain activities of, and limits the timing of purchases and sales of any of the shares by, selling stockholders, affiliated purchasers and any broker-dealer or other person who participates in the sale or distribution. Under Regulation M, these persons are precluded from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security subject to the distribution until the distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of these limitations may affect the marketability of the shares offered by this prospectus.

To our knowledge, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

SELLING STOCKHOLDERS

Pursuant to the Shareholders’ Agreement and the Co-Sale Agreement executed in connection with the Merger and the private financings that we consummated between March 2008 and March 2009, we have filed with the SEC a registration statement on Form S-1, of which this prospectus forms a part, under the Securities Act to register the shares of common stock offered by the selling stockholders. See “Description of Securities—Shareholders’ Agreement” and “—Amended and Restated Co-Sale and Stock Restriction Agreement.” Up to 16,038,246 shares of our common stock are being offered by this prospectus, all of which are being registered for sale for the accounts of the selling stockholders. The shares of common stock are being registered to permit public sales of the shares, and the selling stockholders may offer the shares for resale from time to time pursuant to this prospectus. The selling stockholders may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares. We may from time to time include additional selling stockholders in amendments to this prospectus.

In connection with the Merger, on March 31, 2009, Polaris entered into an escrow agreement (the “Escrow Agreement”), with Communications Investors LLC (“Communications LLC” and, in its capacity as representative of the holders of shares of our common stock, the “Escrow Representative”), and Continental Stock Transfer & Trust Company (in its capacity as escrow agent, the “Escrow Agent”). Communications LLC is an affiliate of Apollo. The purpose of the Escrow Agreement is to effectuate the earn-out and indemnity provisions of the Merger Agreement. In connection with the Merger, the outstanding equity securities of Old HTI were exchanged for an aggregate of 77,102,149 shares of our common stock, comprised of 19,854,018 initial shares and 57,248,131 earn-out shares, which were issued into escrow. The earn-out shares will be released to the Old HTI stockholders as Merger consideration in three tranches contingent upon our common stock meeting specified price targets over the five-year period following the closing of the Merger. The first tranche of 40%, or 22,899,253, of the earn-out shares will be released to the Old HTI stockholders if the trading price of our common stock equals or exceeds $20.00 (as may be adjusted or amended in accordance with the Escrow Agreement) for any 20 trading days within a 30 trading-day period between the first and fifth anniversaries of the closing of the Merger. The second tranche of 30%, or 17,174,439, of the earn-out shares will be released if the trading price of our common stock equals or exceeds $24.50 (as may be adjusted or amended in accordance with the Escrow Agreement) for any 20 trading days within a 30 trading-day period between the second and fifth anniversaries of the closing of the Merger. The final tranche of 30%, or 17,174,439, of the earn-out shares will be released if the trading price of our common stock equals or exceeds $30.50 (as may be adjusted or amended in accordance with the Escrow Agreement) for any 20 trading days within a 30 trading-day period between the third and fifth anniversaries of the closing of the Merger. If a share price target is not met within its measurement period, the earn-out shares related to the missed share price target will be cancelled by us.

Concurrently with the closing of the Merger, 7.5%, or 1,489,053, of the 19,854,018 shares of our common stock received by Old HTI stockholders as Merger consideration were placed into escrow as a fund for the payment of indemnification claims that may be made against Old HTI stockholders as a result of breaches of Old HTI’s covenants, representations or warranties in the Merger Agreement and other transaction documents. Similarly, 7.5% of each tranche of escrowed earn-out shares, or 4,293,608 of the 57,248,131 earn-out shares in the aggregate, may be used to fund the payment of such indemnification claims. So long as any shares remain in escrow, the Old HTI stockholders will be able to vote those shares without restriction on any matter brought to a vote of our stockholders.

The table below sets forth certain information regarding the selling stockholders and the shares of our common stock offered by them in this prospectus. For the purposes of the shares being registered hereby, we have assumed that all of the earn-out targets are met, no indemnification claims are made and all of the earn-out shares are released to the selling stockholders. However, shares that were issued into escrow are subject to the applicable earn-out target and certain shares may be forfeited as a result of indemnification claims. Until the escrowed shares are released from escrow, they cannot be sold by the selling stockholders.

Because each selling stockholder may offer all, some or none of the shares it holds, no definitive estimate as to the number of shares that will be held by each selling stockholder after the offering can be provided. The following table has been prepared on the assumption that all shares offered under this prospectus will be sold to parties unaffiliated with the selling stockholders. The selling stockholders have not had a material relationship with us within the past three years other than as described in the footnotes to the table below or as a result of their acquisition of our shares or other securities. To our knowledge, none of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.

Beneficial ownership is determined in accordance with the rules of the SEC. Each selling stockholder’s percentage of ownership of our outstanding shares in the table below is based upon 84,531,226 shares of common stock outstanding as of July 23, 2009.

	Ownership Before Offering			After Offering(1)
Selling Stockholder	Number of Shares Owned (Including Earn-out Shares)	Number of Shares Owned (Excluding Earn-out Shares)	Number of Shares Being Registered(2)	Number of Shares Owned After Offering	Percentage After Offering
Apollo Investment Fund V (PLASE), L.P.(3)	3,402,993	1,292,660	3,402,993	0	0.0%
Crescent 1, L.P.(4)	378,854	87,110	378,854	0	0.0%
CRS Fund, Ltd.(4)	427,194	98,224	427,194	0	0.0%
Cyrus Opportunities Master Fund II, Ltd.(4)	1,539,555	353,991	1,539,555	0	0.0%
Cyrus Select Opportunities Master Fund, Ltd.(4)	72,540	16,680	72,540	0	0.0%
Granite Creek Flexcap I, L.P.(5)	402,993	92,660	402,993	0	0.0%
Hartford Growth Opportunities HLS Fund (nominee: OYSTERCHART & CO.)(6)	1,998,000	448,300	1,750,000	248,300	0.3%
Hughes Communications, Inc.(3)	3,250,000	1,300,000	3,250,000	0	0.0%
The Hartford Capital Appreciation II Fund (nominee: BARNICLEWIND & CO.)(6)	676,091	376,091	500,000	176,091	0.2%
The Hartford Growth Opportunities Fund (nominee: WATCHRIVER & CO.)(6)	4,481,300	2,081,300	4,000,000	481,300	0.7%
Trivergance, LLC(7)	346,943	105,050	314,117	32,826	0.0%

(1)	Represents the amount of shares that will be held by the selling stockholders after completion of this offering based on the assumptions that (a) all shares registered for sale by the registration statement of which this prospectus is part will be sold and (b) that no other shares of our common stock are acquired or sold by the selling stockholders prior to completion of this offering. However, the selling stockholders may sell all, some or none of the shares offered pursuant to this prospectus and may sell other shares of our common stock that they may own pursuant to another registration statement under the Securities Act or sell some or all of their shares pursuant to an exemption from the registration provisions of the Securities Act, including under Rule 144. To our knowledge, except as set forth below, in the Escrow Agreement, and in the Shareholders’ Agreement, there are currently no agreements, arrangements or understanding with respect to the sale of any of the shares that may be held by the selling stockholders after completion of this offering or otherwise. See “Description of Securities—Shareholders’ Agreement.”

(2)	Assumes that all of the earn-out targets are met and that all of the earn-out shares are released to the selling stockholders.

(3)

Apollo Management V, L.P. (“Management V”) is the manager of Apollo Investment Fund V (PLASE), L.P. (“AIF V PLASE”). AIF V Management, LLC (“Management V GP”) is the general partner of Management V, and Apollo Management L.P. (“Management”), an SEC registered investment adviser, is the sole member and manager of Management V GP. Apollo Management GP, LLC (“Management GP”) is the general partner of Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP. The general partner of Management Holdings is Apollo Management Holdings GP, LLC (“Management Holdings GP”). Apollo Advisors V, L.P. (“Advisors V”) is the general partner of AIF V PLASE and Apollo Capital Management V, Inc. (“ACM V Inc.”) is the general partner of Advisors V. Apollo Principal Holdings, I GP, LLC (“Apollo Principal GP”) is the general partner of Apollo Principal Holdings, I, L.P., which is the sole stockholder of ACM V Inc. Management V is also the manager of Communications LLC. According to a Form 13D/A filed on March 20, 2009, Apollo Investment Fund IV, L.P. an affiliate of Apollo, controlled approximately 57.7% of the voting power of Hughes Communications, Inc. Leon Black, Joshua Harris and Marc Rowan are the principal executive officers and managers of Management Holdings GP and Apollo Principal GP, and as such may be deemed to exercise the voting and/or dispositive powers with respect to the shares owned by AIF V PLASE. Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of any shares of common stock owned or to be received by Apollo, except to the extent of any pecuniary interest therein. The business address of Management V is One Manhattanville Road, Suite 201, Purchase, NY 10577.

(4)	Cyrus Capital Partners, L.P. (“CCP LP”) is investment manager of Crescent 1, L.P., CRS Fund, Ltd., Cyrus Opportunities Master Fund II, Ltd. and Cyrus Select Opportunities Master Fund, Ltd (the “Funds”). Cyrus Capital Partners GP, L.L.C. (“GP LLC”) is the general partner of CCP LP, an SEC registered investment adviser. Stephen C Freidheim is the sole and managing member of GP LLC. The business address of the Funds is 399 Park Avenue, 39th Floor, New York, NY 10022.

(5)	Granite Creek Partners, L.L.C. (“GCP LLC”) is the Manager of Granite Creek FlexCap I, L.P. (the “Fund”). Granite Creek GP FlexCap I, L.L.C. is the General Partner of the Fund. Brian Boorstein, Peter Lehman and Mark Radzik are the sole Managing Members of GCP LLC and as such may be deemed to exercise the voting and/or dispositive powers with respect to the shares owned by the Fund and GCP LLC. The business address of GCP LLC is 222 W. Adams Street, Suite 1980, Chicago, IL 60606.

(6)	None of these shares were issued into the escrow that will be used as a fund for the payment of indemnification claims that may be made against Old HTI stockholders as a result of breaches of Old HTI’s covenants, representations or warranties in the Merger Agreement and other transaction documents. Wellington Management Company, LLP (“Wellington Management”) is the investment adviser for Hartford Growth Opportunities HLS Fund, The Hartford Capital Appreciation II Fund and The Hartford Growth Opportunities Fund. Wellington Management is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington Management, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts. The business address of Wellington Management Company, LLP is 75 State Street, Boston, MA 02109.

(7)	Trivergance, LLC (“Trivergance”) is a limited liability company that is controlled by Marc Byron, a member of our board of directors, and Lowell Kraff, a former executive and director of Polaris Acquisition Corp. The business address of Trivergance is 2200 Fletcher Avenue, 4th Floor, Fort Lee, NJ 07024.

CAPITALIZATION

The following table sets forth our historical capitalization as of March 31, 2009. This table should be read in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus:

	March 31, 2009
	(In thousands, except share data)
Cash and cash equivalents	$141,556	(1)

Long-Term Debt:
Senior secured term indebtedness	$56,320
Senior subordinated unsecured promissory note	13,788

Total long-term debt	70,108

Stockholders equity:
Common stock, $0.0001 par value: 155,000,000 shares authorized; 91,184,812 shares issued and outstanding	9
Preferred stock, $0.0001 par value, 10,000,000 shares authorized; no shares issued and outstanding	—
Additional paid-in capital	410,612
Accumulated deficit	(274,556)
Stock repurchase obligation	(74,356	)(1)

Total stockholders’ equity	61,709

Total capitalization	$131,817

(1)	In order to consummate the Merger, we agreed to purchase an aggregate of 7,439,978 shares of our common stock from a limited number of institutional shareholders in separate and privately negotiated transactions which were executed prior to the conclusion of the special meeting in which our shareholders voted on the Merger. On April 2, 2009, we consummated these private purchases using approximately $74.4 million of cash. Following such purchases, we had unrestricted cash and cash equivalents of approximately $67.2 million.

BUSINESS

Overview

We are an automotive telematics services company that currently provides and is further developing a broad suite of real-time services and applications to serve drivers and owners of automobiles. These services and applications will be enabled through a state-of-the-art communications infrastructure, interfacing with a hardware component that is factory-installed in new vehicles, as a result of multi-year contractual arrangements with automakers. In certain instances, these services will be available through us interfacing with compatible third-party hardware already installed by automakers. Additionally, we will offer our services to currently owned automobiles upon installation of a hardware device that will be distributed through after-market channels.

We have a contract to be the provider of telematics services in the United States for owners of new vehicles sold by Mercedes-Benz starting in November of 2009. We also continue to market our telematics service to other automakers including New Chrysler. Through Networkfleet, our wholly-owned subsidiary, we currently offer remote vehicle monitoring and other data services through after-market hardware sold by Networkfleet to be installed on existing vehicles. Until recently, we also had a contract with Old Chrysler. On April 30, 2009, Old Chrysler filed for bankruptcy protection under Chapter 11 of the United States bankruptcy code. On June 10, 2009, substantially all of Old Chrysler’s assets were sold to New Chrysler. Approximately, one month later our contract with Old Chrysler was rejected and therefore terminated. We are continuing to work with New Chrysler on deploying our hardware and launching our services in the fourth quarter of 2009. Concurrently, we have been and continue to be in active negotiations with New Chrysler concerning a new telematics services agreement that is mutually satisfactory to the parties. There can be no assurances that we will reach an agreement with New Chrysler on terms that are satisfactory to New Chrysler or us.

From our inception through the three months ended March 31, 2009, all of our revenues were earned through the sale of Networkfleet’s products and services. For the three months ended March 31, 2009 and the year ended December 31, 2008, Networkfleet generated revenues of approximately $7.5 million and $30.3 million, respectively. Although Networkfleet has been our sole source of revenue to date, we expect to derive our revenue increasingly from the telematics services provided to Mercedes-Benz vehicles, vehicles manufactured by automakers to whom we are currently marketing our services and vehicles which have our in-Drive after-market hardware device installed. We expect a significant portion of our future revenues to be generated from subscriptions for consumer service offerings, as well as from transaction or pre-paid package fees, hardware sales, automaker and dealer service offerings and from strategic relationships with third parties, who are expected to develop applications for our services and product offerings.

On March 31, 2009, pursuant to the terms of the Merger Agreement, Old HTI, a privately held company, and Polaris, a publicly held blank check company, consummated the Merger whereby Old HTI merged with and into a wholly owned direct subsidiary of Polaris with Old HTI as the surviving corporation, and immediately thereafter, Old HTI merged with and into Polaris, with Polaris as the surviving corporation. In connection with the Merger, Polaris changed its name from “Polaris Acquisition Corp.” to “HUGHES Telematics, Inc.”

Services and Products for Automotive Manufacturers

We anticipate offering the following services (as well as many others) to owners and lessors of vehicles with compatible installed hardware:

Safety and Security	Automatic crash notification, emergency calling, stolen vehicle location assistance, roadside assistance, tripped alarm notification, emergency messaging and emergency management.

Navigation	GPS and dead reckoning technologies, the integration of dynamic data including real-time traffic data, a comprehensive list of up-to-date points of interest, dynamic maps, scenic descriptions, turn-by-turn directions, geo-tagging and preferred daily routes with a web interface to customize navigation options.

Convenience	Conversational voice recognition, remote access, personal calling using the embedded cellular phone, Bluetooth-enabled hands-free calling, hands-free audible e-mail, family locate/geo-fencing, travel assistance and access to a 24-hour concierge services.

Diagnostics	Vehicle systems status, maintenance reminders, online diagnostic analysis, engine check emails and the ability for the vehicle owner to contact his or her preferred service location to schedule maintenance.

Infotainment	Customized and location-specific information, such as sports, weather, news, gas prices, traffic information, movie times, mobile commerce and social networks and the ability for the vehicle owner to synchronize data from an MP3 player, a personal digital assistant (PDA), cell phone or other similar device with the vehicle.

Our principal services will be offered either through a factory-installed hardware component or a device purchased separately and installed on existing vehicles. In either case, our solution serves as the communications hub in the vehicle, enabling the vehicle and its occupants to remain wirelessly connected to a host of services. Our factory-installed hardware solution incorporates a flexible architecture that facilitates remote programming in support of both planned and future service offerings.

We are the only telematics service provider in the automotive industry that is not owned by an automaker offering to manage an end-to-end telematics solution for factory-installed automobiles. We believe that this approach (i.e., supporting the entire telematics value chain) differentiates us from other telematics service providers by giving us greater flexibility to deliver the combination of services that a given automaker desires to offer its customer base and allowing us to better manage the ongoing cost of delivering the solution. By managing these challenges in partnership with the automaker, we free the automaker to focus on its core business —designing and selling automobiles—rather than managing a complicated and cutting-edge consumer electronics solution. The value proposition to the automaker comes in many forms, including product differentiation via innovative consumer services and technology, connectivity to all vehicles, remote quality and diagnostic capabilities, and improved tools for better customer and vehicle management. Additionally, because of our ability to serve as a hardware and service provider as well as a manager of wireless carrier relationships, we believe that through our scale we can provide a lower cost structure for the automaker and reduce the timeframe for new service integration in the vehicle. Our architecture also allows the automaker to manage that portion of the solution it prefers to play a more direct role in delivering. Thus to the extent that an automaker desires to provide hardware or call center support, our systems are designed to permit such integration.

in-Drive

We have leveraged our patent portfolio and technology infrastructure to create an after-market solution for consumers that we are marketing under the “in-Drive” brand. The in-Drive solutions include self-installed and dealer-installed hardware options, each built on a common platform. The system’s features are fully programmable and the software can be updated over-the-air. We expect to distribute the in-Drive solution through relationships with companies and organizations with large member/user groups.

The in-Drive internet and mobile phone-based solutions offers a broad range of service offerings, including:

•	Usage-based insurance;

•	Vehicle diagnostics;

•	Family locate;

•	Emergency connectivity;

•	Two-way voice messaging;

•	Risky-driving analytics; and

•	Stolen vehicle location assistance.

Networkfleet

Through Networkfleet, we currently provide fleet operators with a vehicle management solution that includes remote vehicle monitoring and other data services through aftermarket hardware purchased separately and installed on existing vehicles. We acquired Networkfleet in August 2006 for approximately $24.7 million in cash and an earn-out potential of an additional $3.2 million if certain sales targets are met between 2009 and 2010. Networkfleet provides a fleet management solution which includes an easy-to-use automatic vehicle location and remote vehicle diagnostics system and is targeted to the approximately 20 million local commercial fleet vehicles operating throughout North America. Networkfleet allows fleet managers to monitor driver performance for unauthorized/unsafe usage, as well as data such as current location, fuel consumption, mileage, emission compliance status, and actual driving speed through custom mapping and reporting. For the three months ended March 31, 2009 and the year ended December 31, 2008, Networkfleet generated revenues of approximately $7.5 million and $30.3 million, respectively.

Industry

Introduction

Since the mid-1990’s in the United States, consumer awareness and demand have grown dramatically for in-car safety and security applications, navigation systems, diagnostics capabilities and various forms of infotainment integration. While a growing number of consumers now have or want these services, only approximately 4.8 million of the approximately 16.1 million cars and light trucks sold or leased in the United States market in 2007 were equipped with a telematics solution. With domestic automakers increasingly seeking value-added services to attract car buyers, in-vehicle telematics solutions have been moving from a premium service in limited luxury models to a standard feature found in many vehicles. Telematics Research Group (“TRG”) predicts that all luxury brands will offer telematics by 2010, with all non-luxury brands following by 2015. The number of global telematics users is expected to jump to over 169.4 million in 2012 from just 33.4 million in 2007, a compounded annual growth rate (“CAGR”) of 38%, according to TRG. The United States market, with an estimated 60% of the world’s telematics users in 2007, is expected to grow at a CAGR of 31% as telematics technology and services become more widely available in vehicles sold in the United States. According to TRG, telematics subscribers in the United States are expected to more than double from 6.5 million in 2007 to 13.7 million in 2012.

Competitive Landscape

Telematics service providers compete directly for long-term telematics services relationships with automakers. Some of these solutions are “embedded,” or factory-installed, in the vehicle while others involve aftermarket products, such as personal navigation devices (“PNDs”). As a general rule, factory-installed solutions (such as that offered by us through our TCU) offer a wider range of services and far superior usability compared with non-factory-installed solutions and, therefore, greater potential value to the end user. Other parties, such as wireless phone and other handheld device providers, offer limited services and products that partially overlap with the services provided by telematics companies. Our unique competitive advantage relative to all of these competitors is the ability to offer a fully integrated solution providing for superior ease of use for the consumer.

Having factory-installed devices in the vehicle also allows us the opportunity to take advantage of using the entire infrastructure (i.e., screens, audio, controls, battery, antennas, etc) of the vehicle to further enhance the robustness and ease of use of the services.

Telematics Service Providers

Telematics service providers in the United States include OnStar, ATX Group and Cross-Country. Of these telematics service providers, OnStar, a wholly-owned subsidiary of General Motors, is the most well-known telematics services provider in the United States, surpassing 5.5 million subscribers in 2008. OnStar focuses its service offerings around safety and security applications, including roadside assistance, emergency help following an airbag deployment and stolen vehicle tracking. OnStar has also introduced additional services, such as remote vehicle diagnostics and turn-by-turn navigation.

Although OnStar offers similar services to ours, it largely offers its services only to owners and lessors of vehicles sold by General Motors and therefore has not historically competed directly with us for telematics services contracts from other automakers. In recent press reports OnStar executives have indicated that OnStar is exploring offering its services to other vehicle manufacturers. Management views OnStar’s recent success as supportive of the broader telematics market. OnStar’s success has increased consumer awareness and appreciation of telematics services, and illustrates the consumer’s willingness to pay monthly subscription fees for the services provided. Additionally, General Motors has been vocal about the internal benefits OnStar provides the General Motors engineering teams, resulting in significant annual savings, and thereby encouraging other automakers to consider adding telematics capabilities to their vehicles. OnStar’s advertising support for its solutions has produced almost 100% recognition among U.S. new car buyers of the OnStar brand.

ATX Group currently provides services to BMW, Mercedes-Benz, PSA Peugeot Citroen and Rolls-Royce Motor Cars. Mercedes-Benz has terminated its contract with ATX Group, effective November 2009. Starting in November 2009, we will become the provider to all new Mercedes-Benz vehicles manufactured for the United States market and Mercedes-Benz’s provider of choice for all legacy telematics customers.

Aftermarket Fleet Telematics Service Providers

There are over 20 aftermarket telematics suppliers that provide GPS tracking capabilities for fleets of vehicles. The market is segmented based on the type of fleet and the type of functionality required. These segments include, among others, long-haul trucking, service vehicles, municipalities, construction, school bus and emergency service vehicles. The suppliers range from Qualcomm, which is a major supplier to long haul truck fleets, to numerous small suppliers with simple web applications and no intellectual property. Networkfleet is one of the largest suppliers that serve the broad local fleet market which includes cars, light-duty trucks and heavy-duty trucks. In the light-duty vehicle fleets, Networkfleet is the only supplier with patented diagnostic capabilities in addition to vehicle location. Our major competitors for aftermarket fleet telematics services are @Road, WebTech and Telogis.

Overlapping Services and/or Products

Various services and/or products overlap and consequently indirectly compete with telematics services. Such services and/or products include navigation systems, mobile communications, such as cellular telephones and PDAs, and providers of factory-installed, in-vehicle communications and entertainment systems.

Navigation Suppliers. Navigation systems, including factory-installed systems, which tend to be expensive, as well as mobile devices, are growing in popularity. Factory-installed systems, manufactured by tier-one automotive suppliers were available as an option or standard in approximately 7.3% of vehicles sold in North America in 2008. However, the high cost of such optional factory-installed systems has helped keep the adoption rate relatively low. According to TRG, factory-installed navigation systems were sold in approximately 1.66 million vehicles (12.5% of all vehicles) in 2008. Portable navigation devices are also widely used. According to TRG/iSuppli, approximately 16.1 million portable navigation devices were sold in North America in 2008. Our major competitors for factory-installed navigation systems will be Harman International, Alpine Electronics, Xanavi, Denso and Pioneer Electronics. We will also compete with providers of portable navigation devices such as Garmin, TomTom and Magellan.

Mobile Communications. Cellular telephones and PDAs are widely used and some of the services offered through these products compete with telematics services. For example, navigation is a service increasing available on cellular telephones and PDAs on a subscription basis, as are certain location based infotainment services, such as Loopt, Buddy Beacon and Plazes.

Factory-Installed, In-Vehicle Communications and Entertainment Systems. Our major competitor for factory-installed, convenience and entertainment systems developed is Microsoft, which currently provides these systems to Ford vehicles, with an announced agreement to provide to Hyundai vehicles as well. These systems do not include an embedded communications capability and depend upon the consumer’s cell phone being present in vehicle, powered on, with an appropriate data plan for providing connected services into the vehicle. Furthermore, both XM Satellite Radio and Sirius Satellite Radio deliver content to consumers through strategic relationships with automakers that may compete with our business.

Business Strategy

Our objective is to become the leading provider of standard, integrated telematics services to cars and light trucks around the world. We intend to achieve this goal through a four-part strategy:

Provide flexibility to automakers by offering to manage any or all components of a telematics solution

We are unique to the industry in that we are the only independent telematics services provider that offers to manage any or all aspects of a telematics solution for factory installed applications. By offering to manage any or all elements of the telematics value chain, including the design, development, manufacturing, network operations, product integration, billing and customer contact, we believe we are in a position to optimize an automaker’s telematics solution and minimize costs by providing the benefits of a flexible architecture, innovative solutions and scalable services. Our involvement throughout the entire telematics’ value chain will allow us to meet the needs of automakers who desire an entire end-to-end telematics solution and those automakers with compatible third party hardware who desire more limited telematics services.

For automakers seeking an end-to-end solution, we have committed to maintaining a flexible architecture with a short product update cycle that is operating-system and wireless-technology independent, thereby mitigating the risks of hardware and network obsolescence, with a TCU reference design. Should we execute a contract with New Chrysler, we have designed and built a TCU for introduction in model year 2010 vehicles to be produced in late 2009. We anticipate that any contract with New Chrysler will involve introducing new generations of hardware with enhanced communications and processing functionality at regular intervals. This continuous product evolution stands in contrast to existing telematics products that have remained largely unchanged in functionality since their introduction in the mid-1990s.

For automakers seeking only a telematics service provider to provide service to compatible third party hardware installed in existing vehicles, our involvement in the full telematics chain will allow us to formulate innovative approaches to providing services aimed at reducing automaker cost and increasing consumer satisfaction. Furthermore, our low marginal cost of servicing additional subscribers when compared to telematics companies or in-house automaker telematics units with fewer vehicles on their network will further enable us to reduce costs for automotive manufacturers.

Develop additional relationships with automakers

Our goal is to be the independent telematics services provider of choice to the automotive industry. Thus, we are seeking to develop relationships with a large number of automakers. Additional relationships, if established, will likely result in our success not being tied to Mercedes-Benz. We are in active contract negotiations with New Chrysler and exploring opportunities with nearly all of the other major automakers serving the United States market, other than General Motors (which is the parent corporation of OnStar). We believe that our industry experience, innovative service and product offering, and flexible approach to service offerings, combined with our independence from automaker ownership, provides a compelling competitive advantage in securing these relationships.

By making our services and product offerings standard in all vehicles produced, an automaker creates a platform that supports a broad opportunity for value creation among numerous stakeholders. We and the third parties with whom we have a strategic relationship, who are expected to develop applications for our services and product offerings, can rely on availability of our platform to know that our services and the two-way communications channel is available across all vehicle lines.

For vehicles in which our TCU becomes standard, the automaker’s engineers will be able to integrate other vehicle modules, such as Bluetooth and satellite radio, into the TCU, creating tremendous savings opportunities as redundant supporting components become unnecessary. Furthermore, the platform is expected to be able to be used as a conduit for remotely upgrading or patching software in vehicles both prior to leaving the factory as well as once the vehicle has been sold, an innovative capability that provides significant economic benefits to the automakers, their dealers and the vehicle owners, helping automakers avoid costly recalls.

Develop relationships with industry leaders to offer innovative content and services and build and diversify revenue base

We are working to enable a community of compelling content offerings and applications that will enhance the vehicle ownership experience. By establishing standard connectivity with every vehicle, third-party services including mobile e-commerce, data applications, location-based services and dealer applications will open up multiple revenue opportunities. We envision that a network of market-leaders with whom we have strategic relationships will adapt existing applications and offerings for our platform. We are in discussions with numerous leading companies in the financial services, insurance, vehicle security and recovery, real estate, Internet search, wireless communications, satellite broadcasting and vehicle navigation sectors to promote the availability of such content.

Fleet management services strategy

We expect Networkfleet to experience significant growth over the next few years driven primarily by (i) increased adoption by fleet operators looking to more effectively manage maintenance, assess vehicle performance and operational efficiency, and reduce costs and (ii) distribution arrangements with the large fleet management service providers, including Gelco Corporation, d/b/a GE Fleet Services, PHH Vehicle Management Services, LLC d/b/a PHH Arval, Automotive Rentals, Inc., and other value added resellers, including Wright Express Financial Services Corporation, the largest provider of fleet fueling card programs. These partners provide Networkfleet with access to more than two million fleet vehicles without the need for significant investments in sales and marketing resources. Furthermore, as Networkfleet continues to build our subscriber base, we expect that a larger percentage of Networkfleet’s revenues will be generated from the recurring monthly service subscriptions.

Services

We plan to offer a comprehensive suite of service applications that will allow us and third parties with which we have strategic relationships to achieve market differentiations. We plan to offer services to end-user consumers through our consumer services offering and to fleet operators, automakers, dealers, the insurance industry, location-based advertisers and users of traffic probe data through our enterprise services offerings.

Consumer Service Offerings

We intend to offer five categories of consumer service offerings: safety and security, navigation, convenience, diagnostics and infotainment. We will launch our initial consumer service offering in the fourth quarter of 2009 with safety and security applications, including automatic crash notification, emergency calling, stolen vehicle location assistance and remote door unlock/lock as the core service set. The other consumer services are being actively developed by us or our strategic partners and are expected to launch 12 to 24 months after the launch of the initial consumer service.

Safety and Security. Our products will be anchored by traditional safety and security features, including automatic crash notification, emergency calling, stolen vehicle location assistance, roadside assistance, tripped alarm notification, emergency messaging and emergency management.

Through an emergency call relay center operated by our strategic partner, Intrado Inc., we expect to utilize certified emergency response specialists that are Association of Public-Safety Communications Officials and National Emergency Number Association certified and have direct public safety experience as firefighters, emergency medical technicians or police officers. Through our relationship with Intrado, our emergency call relay centers will use the most accurate and up-to-date Public Safety Answering Point location data and customer calls will be prioritized within the 9-1-1 system at a high level.

Navigation. We expect to offer a multi-tiered navigation system which functions using GPS and dead reckoning technologies and that can be standard on every vehicle line. We plan to leverage our vehicle connectivity to offer unique combinations of off board server-based and vehicle-based services, including the integration of real-time traffic data, a comprehensive list of up-to-date points of interest, dynamic maps and scenic descriptions. To complement traditional navigation features such as turn-by-turn directions, we envision creating several personalized navigation features to enhance the customer navigation experience such as geo-tagging and preferred daily routes. Users of our navigation service are expected to have access to various techniques to input their destination, including voice recognition and use of our and other third parties’ web portals for sending directions to the vehicle.

Convenience. Our convenience services are being designed to provide the vehicle owner an enhanced ownership experience and assistance in interacting with his or her vehicle. These services are expected to include conversational voice recognition, personal calling using the embedded cellular phone, Bluetooth enabled hands-free calling, hands-free audible e-mail, family locate/geo-fencing and access to 24-hour concierge services.

Diagnostics. Our diagnostics services are planned to allow the vehicle owner to manage the maintenance and care of the vehicle proactively, saving time and money in the future. These services include systematic communications regarding status of vehicle systems, maintenance reminders, recall notifications, interactive user manuals, online diagnostic analysis, engine check emails and the ability for the vehicle owner to contact his or her preferred service location to schedule maintenance. In addition, we are working with regulators to develop a remote emissions program that would continuously check emissions metrics and notify the vehicle owner if the vehicle is not compliant, improving not only the “health” of the vehicle but also the environment. United States Environmental Protection Agency and Department of Energy figures indicate that as many as 10% of vehicles in the U.S. are out of compliance with emissions standards, suggesting that the potential benefits of achieving 100% compliance could result in annual saving of as much as 6 billion gallons of gasoline, or 300 million barrels of oil —equivalent to reducing U.S. consumption by as much as 4%. At today’s prices the cost savings exceed $20 billion per year as well as eliminating over 10 million tons of greenhouse gasses and pollutants, up to 10% of today’s North American pollution emissions. This service is offered on a limited basis today to Networkfleet’s fleet customers in California.

Infotainment. We plan to combine information and entertainment into a suite of services which provide access to customized and location-specific information, such as sports, weather, news, gas price, traffic information, media commerce and social networking. Via Bluetooth, a USB port or our web portal, we intend to allow a vehicle owner to synchronize data from an MP3 player, a PDA, cell phone or other similar device with the vehicle which allows for access to stored music, address books, calendars and email. Furthermore, we have engineered the ability to incorporate a fully integrated satellite radio chipset in the TCU which enables low-cost penetration of satellite radio into every vehicle.

Enterprise Service Offerings

We currently expect to support enterprise offerings to six key categories of users: fleet operators, automakers, dealers, the insurance industry, location-based advertising and users of traffic probe data. Through our service commitments with current and potentially additional automakers, we expect to participate in all resulting revenue streams, in whole or in part.

Fleet Operators. Through Networkfleet, we currently provide an aftermarket wireless fleet management solution, including an easy-to-use automatic vehicle location and remote vehicle diagnostics system. Networkfleet targets the North American local fleet market, a market of approximately 20 million commercial vehicles that is largely composed of small fleets and is highly elastic. Networkfleet’s main product allows fleet managers to cost effectively monitor driver performance for unauthorized/unsafe usage, as well as data such as current location, fuel consumption, mileage, emission status, and actual driving speed through custom mapping and reporting. Once we begin factory installation of TCUs, we expect to increase our penetration of the local fleet market by leveraging Networkfleet’s brand and expertise to sell similar services which can be activated over the air without the need for installation of aftermarket hardware. For rental fleet applications that typically result in vehicles remaining in fleet service less than twelve months, the Networkfleet application can be activated over the air, and when the vehicle enters the consumer market, the TCU can be reprogrammed to support consumer applications.

Automakers. We believe that the value proposition to the automaker comes in many forms: product differentiation through innovative technology, connectivity to vehicles, remote quality and diagnostic capabilities and improved tools for better customer and vehicle management. We intend to work with our automaker partners to identify cost savings opportunities using real-time data collected from vehicles and by taking advantage of engineering synergies of integrating multiple components and functions into the TCU. The collection of real-time diagnostic information from vehicles is considered by automakers to provide valuable insight on the performance of numerous vehicle systems and parts allowing the automaker to improve the quality of its vehicles more efficiently than is possible today. Furthermore, as the TCU will be interconnected with the vehicle’s local area network that supports communication among other vehicle control units (CAN bus systems), we expect to be able to support an automaker’s upgrade of vehicle software, avoiding costly recalls and without the consumer having to bring the vehicle into a dealership. We intend also to offer tools to maintain contact with the vehicle owner through our service offerings and web portal, which will help the automaker sustain its relationship with the customer following the lease or purchase of a vehicle.

Dealers. We intend to provide dealers with numerous revenue and cost savings opportunities. Using our location tracking assistance, dealers will be able to track their vehicle inventory and guard against theft, thus reducing insurance costs. Real-time diagnostic information is expected to enable dealers to be proactive in contacting vehicle owners, subject to a vehicle owner’s prior consent, regarding preventative maintenance before a more costly problem arises. Furthermore, dealers are expected to be able to manage the schedule of their service bays more efficiently as issues can be diagnosed prior to the arrival of the vehicle. Early diagnosis of problems also allows for more efficient parts inventory management as items necessary for upcoming maintenance requests can be ordered in advance. Also, similar to the automaker, dealers are expected to be able to leverage our access to the customer and communicate with the vehicle owner via our web portal.

Insurance Industry. The insurance industry has long considered usage-based or “pay as you drive” insurance as an area of promise. Today, several leading automotive insurance providers are developing products that offer dynamic rating as a function of the vehicle owner’s driving behavior incorporating characteristics such as miles driven, speed, sudden starts and stops, time of day and location. We have held discussions with several automotive insurance companies regarding the development of a self-installed aftermarket product which these companies can leverage while they continue actively researching the feasibility of usage-based insurance in the United States market. To this end, we have contracted with a leading automotive insurance company to assess, develop, test and potentially produce software and hardware for a usage-based insurance program. Importantly, though, the long-recognized key to the usage-based insurance business model is eliminating the installation and equipment cost. Because we are under contract to service telematics control units which are standard equipment in Mercedes-Benz vehicles produced for sale in the United States and are in discussion with other automakers, including New Chrysler, we believe we are well positioned as a natural long-term strategic partner for usage-based insurance services offered by the automotive insurance industry.

Location-Based Advertising. Through the vehicle’s navigation system, the driver can search for businesses, products or services in close proximity to the vehicle’s current location. We intend to form strategic relationships with an existing search engine provider to develop a paid advertising search model whereby businesses can target an already mobile consumer. We believe that point of interest searches from the vehicle should have a higher conversion rate than ordinary Internet searches. Point of interest searches should therefore command a premium over paid Internet search rates as a search from within a vehicle en route to a destination is more likely to result in an imminent purchase, as compared to mere browsing or research-focused activity from home. Other opportunities may be available for businesses to “push” advertisements or coupons to the vehicle based on vehicle owner preferences set on our web portal.

Traffic Probe Data Users. We believe that, through Networkfleet, we are currently one of the largest providers of real-time traffic probe data on the market today. Two of the leading traffic data aggregators currently purchase our probe data as an input for their real-time and predictive traffic information products offered nationwide. As our installed vehicle base grows, we expect to have the most accurate source and network of real-time GPS probe data on the market, greatly enhancing data collected via helicopters, government sensors or other secondary tools. We expect this data to be sold to third parties for their traffic products as well as be incorporated into our own navigation product.

Automaker Relationships

At present, nearly all automobile manufacturers selling vehicles in the United States are considering implementing, or have plans to implement, a telematics solution. The underlying factors driving this interest by automakers are emerging customer demand, the potential for product differentiation, and the awareness of numerous benefits to the automaker and its dealers in the form of cost savings and customer relationship tools – providing increased value to their customers through connected services well beyond those offered in the market today. We believe that we are differentiating ourselves as the only telematics service provider that is not owned by an automaker that is offering to manage an end-to-end telematics solution in the industry. We currently have a contract with Mercedes-Benz and had a similar contractual relationship with Old Chrysler until its bankruptcy. We are in active negotiations with New Chrysler to establish a relationship and are exploring opportunities with nearly all of the other automakers serving the United States market, other than General Motors (the parent corporation of OnStar).

We are exploring not only consumer-based subscription models similar to Mercedes-Benz, but also models involving prepayments by automakers for certain applications for multiple years of service for many of its vehicles sold in the United States. We believe that these automakers also recognize the additional benefits of improved access to their customers and the potential cost savings through the collection of real-time vehicle performance data.

Mercedes-Benz Agreement

Telematics Services

Under our agreement with Mercedes-Benz, beginning in November 2009, we will provide telematics services to all new Mercedes-Benz vehicles sold or leased in the United States market. In addition, as Mercedes-Benz’s preferred provider of telematics services beginning in November 2009, we are working with Mercedes-Benz to provide the opportunity for paying subscribers to Mercedes-Benz’s TeleAid service at such time to transition to our service platform so that we will be the service provider for such vehicles, although such transition will ultimately be at the subscriber’s option. We will also have the ability to sell services to owners of Mercedes-Benz vehicles with previously installed TCUs who do not presently subscribe to the TeleAid service. We will provide safety and security services, remote door lock, electronic operator manuals, automatic alarm notification, direct voice connection to a preferred dealer, direct voice connection to Mercedes-Benz, automatic maintenance calls and premium services such as voice delivered traffic information, point of interest and destination downloads into navigation units, and concierge services. Subject to the consent of Mercedes-Benz, we will also be able to provide additional approved services. We will be required to provide connected service to end-use consumers in accordance with specified standards and service levels. The agreement also allocates between us and Mercedes-Benz certain costs and expenses related to the provision of telematics services to end-use consumers.

We expect to begin generating revenues from this agreement in the second half of 2010, other than with respect to transitioned Mercedes-Benz subscribers or Mercedes-Benz owners who do not presently subscribe to the TeleAid service. While we will offer basic safety and security services at no cost to the end-use consumer for the first year of vehicle ownership, we expect to generate revenue in the first year of vehicle ownership through our other consumer service offerings, through services provided to the automaker and its dealers, as well as from strategic relationships with third parties who are expected to develop applications which will be offered through our system. While Mercedes-Benz has agreed to equip virtually all of its vehicles produced for sale in the United States market with a device that enables our service offerings, a failure by Mercedes-Benz to fulfill its obligations under the agreement with respect to installations will have a negative effect on our revenues and, if such installations fall below a prescribed percentage of vehicles produced, allow us to seek remuneration from the automaker.

Termination

Our agreement with Mercedes-Benz is scheduled to expire on June 16, 2016. Under the agreement, Mercedes-Benz may terminate its agreement with us upon the substantial breach of any of our material obligations, including the failure to satisfy certain customary automotive developmental milestones and to maintain certain minimum service level standards. While we have achieved all such milestones to date, we will still need to deliver services at the designated level. Management believes that the system development remains on schedule to allow us to meet the remaining developmental milestones. The service level standards under the agreement relates primarily to limitations on how timely our call center agents answer calls from vehicles. As these service level standards are in line with service levels currently maintained by our call center partners, management believes that we will be able to meet or exceed such requirements. Upon the expiration or termination of the agreement, we will retain the ability to continue to provide telematics services to certain then current subscribers and may renew and enter into new subscription agreements with certain other end-use consumers.

Subscriptions

Under our agreement with Mercedes-Benz, we are responsible for entering into subscription agreements with, and the billing of, vehicle owners. We are required to institute reasonable or specified protocols with regard to the telematics services we provide end-use consumers. Our agreement with Mercedes-Benz additionally allocates the responsibilities for setting, and the distribution of proceeds from, end-use consumer subscriptions fees between the parties.

TCU and Other Components

Under our agreement with Mercedes-Benz, the responsibility for costs related to or associated with the development, research, engineering, manufacture and supply of the TCU and other components is allocated between us.

Vehicle and Subscriber Data

Under our agreement with Mercedes-Benz, the obligation to provide, and the rights to receive and use, vehicle and subscriber data are allocated between the parties. The agreement also provides for end-use consumer consent for the transmission of vehicle and subscriber data between the parties and from the parties to third parties.

Intellectual Property, Trademarks, Indemnification Rights, Required Insurance and Audit Rights

Under our agreement with Mercedes-Benz, the ownership of intellectual property developed during the term of the agreement is allocated between the respective parties and each party agrees to respect the trademarks of the other party. The agreement also imposes specific indemnification obligations between the parties, requires us to maintain certain insurance policies and provides certain audit rights.

Operational Support Systems

Our operating systems will consist of (i) a redundant pair of network operation centers, containing the hardware and associated applications, telephony and data network connections necessary to interface with both the vehicle hardware via the wireless carrier network and the appropriate call centers, and (ii) a command center/disaster recovery site, where the call centers will be monitored and disaster recovery will be available. Applications and infrastructure are being optimized, as there were no legacy systems or infrastructure with which to contend. An integrated suite of enterprise class applications and proprietary solutions have been selected and are being configured to provide a robust, customizable platform to allow automakers the ability to create and tailor service offerings that enhance and extend their brands. Systems are being built and configured using open standards to offer additional flexibility while contributing to overall stability. Due to the public safety nature of many of our offerings, high availability of our systems is a primary requirement. Redundancy, fail-over and disaster recovery has been considered as each element (hardware, software and telecommunication) was designed and is being built-out.

Research and Development

For the three months ended March 31, 2009 and for the year ending December 31, 2008, we incurred research and development expenses of approximately $9.0 and $33.6, respectively. Additionally, for the three months ended March 31, 2009 and for the year ending December 31, 2008, we capitalized $3.8 million and $12.2 million of software development costs which, once the software is ready for its intended use, will be amortized as a cost of service over the expected useful life of the software. These research and development expenditures relate primarily to the development of our factory-installed, end-to-end telematics solution, including the development of the network operation center, the TCU and other back office systems.

Intellectual Property

Intellectual Property Portfolio

We have established a strong intellectual property portfolio of patents and pending patents addressing a broad range of services. Key patents in the portfolio cover both the methods and processes of wireless communications from the vehicle for diagnostics, emissions performance and fuel economy (for factory installations), as well as technology that connects to the vehicle’s on-board diagnostic connector (for aftermarket installations) to accomplish the same. We believe that portions of the portfolio in both the vehicle diagnostics and emissions areas are particularly strong and that those patents may be a meaningful source of revenue, a barrier to entry for other service providers in these areas or provide cross-licensing opportunities with competitors. We have 21 issued patents and 37 pending patent applications. Of the pending applications, the patent office has allowed one of them. We may be required to protect our intellectual property rights from the unauthorized use by others or may have these rights challenged, invalidated or circumvented.

Approach to Privacy

Our approach to privacy is critical to our ability to gain customer acceptance of our services, while also enabling us to monetize certain of the data that is collected. Our customers, and in particular the consumers and automakers, will be sensitive to certain types of information that the system will be able to access. We have retained outside privacy experts to ensure that privacy policies provide our consumers and strategic relationships with the highest level of confidence that customer privacy is maintained, while also permitting the customer, we and our strategic partners to monetize the value of such a data stream. As part of the subscription process, we intend to require consumers to provide us and our automakers with broad rights to data, other than customer personally identifiable information (“CPII”), in order to subscribe. The processes are being designed to ensure that sensitive information such as any CPII is highly secure, separate and cannot be associated with the vehicle data that is collected, unless a specific and separate authorization has been given by the consumer. Similarly, many types of quality and safety information relating to vehicles, to which automakers are acutely sensitive, will similarly be accorded the highest level of security, and we expect to be a conduit for providing such data to automakers, rather than collecting it directly, unless otherwise requested specifically by the automaker.

Relationship with Hughes Network Systems

In July 2006, HNS, a wholly-owned subsidiary of Hughes Communications, Inc. (“HCI”) and an affiliate of Apollo, granted us a limited license allowing us to use the HUGHES trademark. The license is limited in that we may use the HUGHES trademark only in connection with our business of automotive telematics and only in combination with the Telematics name. As partial consideration for the license, the agreement provides that HNS will be our preferred engineering services provider. The license is royalty-free, except that we have agreed to commence paying a royalty to HNS in the event we no longer have a commercial or affiliated relationship with HNS. As contemplated by the license terms and while the definitive agreement governing the relationship was being negotiated, HNS provided engineering development services to us pursuant to an Authorization to Proceed. In January 2008, we executed a definitive agreement with HNS pursuant to which HNS is continuing to provide us with engineering development and manufacturing services. For the three months ended March 31, 2009 and the year ended December 31, 2008, HNS provided approximately $8.3 million and $30.9 million of services, respectively, to us. As of March 31, 2009 and December 31, 2008, we had an outstanding balance, not including the equipment financing discussed below, of approximately $3.6 million and $8.9 million, respectively, payable to HNS.

In June 2008, we entered into an arrangement with HNS pursuant to which HNS purchased, on behalf of HUGHES Telematics, certain production equipment for an aggregate amount of approximately $2.0 million. Under this arrangement, we will pay HNS at a rate of $4.94 per telematics hardware device manufactured using the equipment, provided that (i) we will pay HNS a minimum of $0.2 million under this arrangement by December 31, 2009 and (ii) we shall have paid HNS the balance of the amount owed under this arrangement plus all accrued interest by December 31, 2010. Interest will accrue on the outstanding balance at a rate of 11.00% per annum. We may pay the balance of the amount owed plus accrued interest in full at any time, and at the time the balance is paid in full, we will have the option to purchase the production test equipment from HNS for $1.00. As of March 31, 2009, we had an outstanding balance related to the equipment financing of approximately $2.2 million.

Three members of our board of directors, Jeffrey A. Leddy, Andrew D. Africk and Aaron J. Stone, are members of the board of managers of HNS and the board of directors of HCI.

Employees

As of March 31, 2009, we had a total of 199 employees. We believe relations with employees are good, and no employees are represented by a union. Generally, our employees are retained on an at-will basis; however, we have entered into employment agreements with certain key employees. As the launch of our services to our automaker customers approaches, we expect to continue to increase our employee headcount.

Property

The following table sets forth each of our principal properties, all of which are leased:

Location	Use	Square Feet	Lease Expiration
41 Perimeter Center East, Atlanta, Georgia 30346	Headquarters	29,569	December 31, 2009
6363 Greenwich Drive, San Diego, California 92122	Offices	19,484	March 31, 2015

LEGAL PROCEEDINGS

On May 7, 2009, Networkfleet was served with a complaint in a patent infringement case titled Innovative Global Systems LLC vs. Turnpike Global Technologies L.L.C. et al. that was filed in the Eastern District of Texas. The case seeks damages from Networkfleet and five other defendants for allegedly infringing on five patents held by the plaintiffs. Networkfleet intends to vigorously defend itself in this action. Although it intends to vigorously contest the case, we are unable to predict the outcome, or reasonably estimate a range of possible losses, if any, given the current status of the case.

Additionally, from time to time, we are subject to litigation in the normal course of business. We are of the opinion that, based on information presently available, the resolution of any such legal matters will not have a material adverse effect on our financial position, results of operations or its cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our combined historical financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those included in the section entitled “Risk Factors” and elsewhere in this prospectus. Unless the context indicates otherwise, in this section the terms “we,” “us” and “our” refer to HUGHES Telematics, Inc. See the section entitled “Forward-Looking Statements.”

Overview

We are an automotive telematics services company that currently provides and is further developing a broad suite of real-time services and applications to serve drivers and owners of automobiles. These services and applications will be enabled through a state-of-the-art communications infrastructure, including a hardware component that is factory-installed in new vehicles as a result of multi-year contractual arrangements with automotive manufacturers. In certain instances, these services will be available through our systems interfacing with compatible third-party hardware already installed by the automakers. We currently have a contract Mercedes-Benz to provide telematics service in the United States starting in November of 2009. In addition, we continue to market our telematics services to other automakers, including New Chrysler whom we are working with to deploy our hardware and launch our services in the fourth quarter of 2009. Additionally, we will offer our services to currently owned automobiles upon installation of a hardware device that will be distributed through after-market channels.

Through our wholly-owned subsidiary, Networkfleet, we currently offer remote vehicle monitoring and other data services with sales generated through a combination of distribution arrangements with large fleet management service providers, a network of resellers and direct sales. Unlike our service offerings enabled through factory-installed hardware, Networkfleet’s service offerings are enabled by an aftermarket hardware device that is sold by Networkfleet to be installed on existing vehicles. Owners and operators of a fleet of vehicles use these services to monitor driver performance for unauthorized or unsafe vehicle usage, as well as analyze data such as the current location of a vehicle, fuel consumption, mileage, emissions status and diagnostic trouble codes. From our inception through the three months ended March 31, 2009, all of our consolidated revenues were earned through the sale of Networkfleet’s products and services. For the three months ended March 31, 2009 and the year ended December 31, 2008, Networkfleet generated revenues of approximately $7.5 million and $30.3 million, respectively.

Although Networkfleet has been our sole source of revenue to date, we expect to derive our revenue increasingly from the telematics services provided to Mercedes-Benz vehicles, vehicles manufactured by automakers to whom we are currently marketing our services and vehicles which have our in-Drive after-market hardware device installed. We expect a significant portion of our future revenues to be generated from subscriptions for consumer service offerings, as well as from transaction or pre-paid package fees, automaker and dealer service offerings and from strategic relationships with third parties who are expected to develop applications for our services and product offerings. Customer churn will be an important metric that we will monitor and seek to minimize as we begin delivering our consumer service offerings. We anticipate periodically reporting customer churn as our operations mature.

While recent negative trends in automobile sales in the United States market are negatively impacting the financial results of automotive manufacturers, management does not believe that the current trends will have a significant long-term negative impact on our business. Our agreement with Mercedes-Benz requires it to equip an increasing number of its vehicles produced for sale in the United States market with a device that enables our service offerings until nearly all such vehicles are equipped with such devices by 2011. Accordingly, while the recent declines in production are significant and will impact the size of the potential customer base for services to factory-installed devices, we believe that if such current trends are consistent with the cyclical historical nature of the automotive industry, then the trends may be expected to abate and reverse over the next several years. In any case, the contracting demand for new vehicles in the United States market creates increased competition among automakers and provides additional incentive for them to offer products and services that help differentiate their vehicles. We believe that in trying to differentiate their vehicles, automakers will expedite the adoption rates for telematics services like those that we offer. While such adoption rates are currently subject to uncertainty, we are working with Mercedes-Benz and other third parties to enable a community of compelling content offerings and applications that will enhance the vehicle ownership experience. We are in discussions with numerous leading companies in the financial services, insurance, vehicle safety and recovery, real estate, Internet search, wireless communications, satellite broadcasting and vehicle navigation sectors to promote the availability of such content. Management believes that an increase in the range of third-party in-vehicle content offerings will have a positive impact on the adoption rate of telematics in the automobile industry, generally, and on our results of operations and financial condition, specifically.

Until recently, we also had a contract with Old Chrysler. On April 30, 2009, Old Chrysler filed for bankruptcy protection under Chapter 11 of the United States bankruptcy code. On June 10, 2009, substantially all of Old Chrysler’s assets were sold to a group, New Chrysler, whose members include Italian automaker Fiat SpA, the United Auto Workers union and the United States government. At a hearing held on July 16, 2009, Old Chrysler rejected certain contracts, including our telematics services contract with Old Chrysler, and therefore, our contract was terminated. We have been and continue to be in active negotiations with New Chrysler concerning a new telematics services agreement that is mutually satisfactory to the parties. There can be no assurances that we will reach an agreement with New Chrysler on terms that are satisfactory to New Chrysler or us. If we are unsuccessful in reaching an agreement with New Chrysler, our growth prospects could be materially adversely affected. While the negotiations proceed, we continue to work with New Chrysler on deploying our hardware and launching our services in the fourth quarter of 2009.

Prior to the Merger, we were a private company and not required to prepare or file periodic and other reports with the SEC under the applicable U.S. federal securities laws or to comply with the requirements of U.S. federal securities laws applicable to public companies, such as Section 404 of the Sarbanes-Oxley Act. We have maintained disclosure controls and procedures and internal control over financial reporting as required under the U.S. federal securities laws with respect to our activities but were not required to establish and maintain such disclosure controls and procedures and internal controls over financial reporting as required with respect to a public company with substantial operations. As a public company, we are now required to implement additional corporate governance practices and to adhere to a variety of reporting requirements and accounting rules. Compliance with Sarbanes-Oxley obligations will require significant time and resources from management and will increase our legal, insurance and financial compliance costs. Because we have maintained a relatively small finance and accounting staff, we may need to hire additional employees with appropriate public company experience and technical accounting knowledge. However, we do not believe the increased obligations and costs associated with being a public company will have a material negative impact on our ability to execute our business plan.

Series B Convertible Preferred Stock

On March 12, 2009, we issued and sold 5,000,000 shares of Series B Preferred Stock for an aggregate purchase price of $50.0 million. AIF V PLASE, an affiliate of Apollo, purchased 1,200,000 shares of Series B Preferred Stock for $12.0 million of cash, and HCI, parent of HNS and an affiliate of Apollo, purchased 1,300,000 shares of Series B Preferred Stock through the conversion of $13.0 million of trade accounts payable transferred from HNS. The remaining 2,500,000 shares of Series B Preferred Stock were purchased by unrelated institutional investors for $25.0 million of cash. As a result of the sale of Series B Preferred Stock, approximately $5.3 million was released to us from an escrow account held for the benefit of its senior secured note holders. This amount constituted all funds remaining in the escrow account. For consulting and financial advisory services provided in connection with the sale of the Series B Preferred Stock, we paid Trivergance LLC (“Trivergance”), an affiliate of Marc Byron, a member of our board of directors, approximately $1.3 million of cash and issued Trivergance a warrant to purchase the equivalent of 314,117 shares of our common stock, comprised of 72,224 initial shares and 241,893 earn-out shares, at an equivalent exercise price of $0.167 per share.

In connection with the Merger, all outstanding shares of Series B Preferred Stock were exchanged for an aggregate of 12,500,000 shares of our common stock, comprised of 5,000,000 initial shares and 7,500,000 earn-out shares.

Merger with Polaris Acquisition Corp.

On March 31, 2009, Old HTI and Polaris consummated the Merger. Upon closing of the Merger, the outstanding equity securities of Old HTI were exchanged for an aggregate of 77,102,149 shares of our common stock, comprised of 19,854,018 initial shares and 57,248,131 earn-out shares. In addition, all options exercisable for Old HTI common stock issued and outstanding immediately prior to the Merger were exchanged for options exercisable for an aggregate of 2,274,935 shares of our common stock, which includes 1,751,859 earn-out options. The earn-out shares, which were issued into escrow, will be released to the Old HTI stockholders and the earn-out options will be eligible to be exercised, according to their terms, by the optionholders, each in three tranches, upon the trading share price of our common stock reaching at least $20.00, $24.50 and $30.50 (as may be adjusted or amended in accordance with the escrow agreement) within certain measurement periods over the five-year period following the closing of the Merger. The Old HTI stockholders placed 5,782,661 shares of common stock, comprised of 1,489,053 initial shares and 4,293,608 earn-out shares, in escrow until June 30, 2010 to indemnify us for the payment of indemnification claims that may be made as a result of breaches of Old HTI’s covenants, representations and warranties in the Merger Agreement. Pursuant to the Merger Agreement, the Polaris founders agreed to deposit an aggregate of 1,250,000 shares of their common stock into escrow at closing with such shares being released upon the achievement of the first share price target between the first and fifth anniversary of closing. Upon consummation of the Merger, the Polaris founders also transferred an aggregate of 168,000 shares of common stock to us with such shares cancelled upon receipt.

Immediately prior to the consummation of the Merger, Old HTI extinguished its outstanding shares of Series A Preferred Stock through (i) the exercise by Communications LLC of outstanding warrants to purchase Old HTI common stock using shares of Series A Preferred Stock with an aggregate face value of $55.0 million and (ii) the exchange of shares of Series A Preferred Stock with an aggregate face value of $20.0 million for shares of Old HTI common stock. In connection with the Merger, all outstanding shares of Series B Preferred Stock were exchanged for an aggregate of 12,500,000 shares of our common stock, comprised of 5,000,000 initial shares and 7,500,000 earn-out shares.

In order to consummate the Merger, we agreed to purchase an aggregate of 7,439,978 shares of our common stock from a limited number of institutional shareholders in separate and privately negotiated transactions which were executed prior to the conclusion of the special meeting in which our shareholders voted on the Merger. In order to consummate these private purchases following the Merger, we used funds released from the trust account and funds received from the sale of Series B Preferred Stock. In addition, stockholders holding an aggregate of 4,499,337 shares of common stock exercised their right to convert their stock into a pro rata share of the funds held in the Polaris trust account.

In addition, in connection with the Merger, pursuant to certain letter agreements dated March 12, 2009, we were obligated to issue, and certain of Polaris’ financial advisors agreed to accept, an aggregate of 226,592 shares of our common stock in lieu of cash compensation to such advisors for services rendered to us. The obligation to issue such shares in lieu of cash payments was conditioned upon consummation of the Merger and other factors that were not determinable until the conclusion of the special meeting. On May 6, 2009, we issued such shares to the advisors.

Notwithstanding the legal form of the transaction, the Merger has been accounted for under the purchase method of accounting as a reverse acquisition, equivalent to a recapitalization, through the issuance of stock by Old HTI for the net monetary assets of Polaris. The determination of Old HTI as the accounting acquirer was made based on consideration of all quantitative and qualitative factors of the Merger, including significant consideration given to the fact that following consummation of the Merger (i) the stockholders of Old HTI control a majority of our voting power, (ii) the controlling stockholder of Old HTI prior to the Merger, together with its affiliates, controls approximately 72% of our voting power and has the right to select a majority of the members of our board of directors and (iii) the management of Old HTI continued in all executive officer and other senior management positions and, accordingly, has day-to-day authority to carry out the business plan after the Merger. Accordingly, our historical financial statements prior to March 31, 2009 are the historical financial statements of Old HTI. The consolidated financial statements of Old HTI have been retroactively restated to reflect the recapitalization of Old HTI with the 77,102,149 shares of common stock issued to Old HTI equity holders in connection with the Merger.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. These accounting principles require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expense during the periods presented. Although these estimates are based on management’s knowledge of current events and actions we may undertake in the future, actual results may differ from estimates. The following discussion addresses the most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results from operations, and that require judgment. The notes accompanying the consolidated financial statements contain additional information regarding our accounting policies.

Revenue Recognition

We earn revenue through the sale of Networkfleet’s products and services. Hardware sales consist principally of revenues from the sale of Networkfleet’s telematics device, primarily to resellers. Shipping and handling costs for hardware shipped to resellers are classified as cost of hardware sold. Management has determined that the sale of Networkfleet’s hardware and its services constitute a revenue arrangement with multiple deliverables in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Element Deliverables. Networkfleet accounts for the sale of hardware and the accompanying service as separate units of accounting. Revenue is recognized on sales of hardware when shipped to customers and collection is considered probable. Service fees received for the monitoring and tracking services are recognized as service revenue when earned. Networkfleet’s customers enter into a service contract which generally has a twelve-month initial term which automatically renews for successive one-month periods thereafter. Networkfleet bills and recognizes service revenues on a monthly basis. Prepaid service fees are recorded as deferred revenue and are recognized as revenue when earned.

We have entered into long-term contracts with Mercedes-Benz and Old Chrysler, pursuant to which the automakers have agreed to install telematics devices in their vehicles and permit us to exclusively provide telematics services to their new customers. The contracts also require us to pay each automaker for certain non-recurring costs associated with the initiation of telematics services. In accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), amounts paid under these agreements will be capitalized and recognized as a reduction of revenue over the term of the respective agreement. In light of the termination of our contract with Old Chrysler and to the extent we do not enter into a contract with New Chrysler in a timely manner, we expect to record an impairment charge related to amounts previously reimbursed to or paid on behalf of Old Chrysler related to the non-recurring costs associated with the initiation of telematics services for Old Chrysler.

Capitalized Software

Software development costs are capitalized in accordance with the American Institute of Certified Public Accountants’ Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”). SOP 98-1 requires companies to capitalize qualifying computer software costs that are incurred during the application development stage and amortize them over the software’s estimated useful life. Costs capitalized include direct labor, outside services, materials, software licenses and capitalized interest. For the three months ended March 31, 2009 and 2008 and the years ended December 31, 2008 and 2007, we capitalized approximately $3.8 million, $1.3 million, $13.3 million and $3.4 million, respectively, of software development costs. Amortization will begin when the software is ready for its intended use and will be recognized over the expected useful life of the software, but not to exceed five years.

Impairment of Long-Lived Assets

Long-lived assets and identifiable intangibles with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. In light of the termination of our contract with Old Chrysler and to the extent we do not enter into a contract with New Chrysler in a timely manner, we expect to record an impairment charge related to amounts capitalized in connection with the provision of telematics services under the contract with Old Chrysler.

Fair Value of Financial Instruments

Our financial instruments include cash, cash equivalents, accounts receivable, accounts payable, letters of credit, long-term debt, the Series A Preferred Stock and warrants issued in connection with each of the Series A Preferred Stock and the senior secured term indebtedness. The fair value of cash, cash equivalents, accounts receivable, accounts payable and the letters of credit approximates book value due to their short-term duration. We determined the estimated fair value of the Series A Preferred Stock, the long-term debt and the warrants by using available market information and commonly accepted valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the fair value estimates are not necessarily indicative of the amount that we or holders of the instruments could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

Selected Segment Data

We classify our operations into two principal business segments: (i) the HUGHES Telematics segment, which provides and is further developing the factory-installed and aftermarket, end-to-end telematics solution which is being marketed to automakers and includes the operations relating to the activities with Mercedes-Benz and New Chrysler; and (ii) the Networkfleet segment, which provides an aftermarket fleet management solution targeted to the local fleet market. Networkfleet’s results of operations are included in HUGHES Telematics’ consolidated results of operations following the August 1, 2006 acquisition. All of our historical consolidated revenues have been earned through the sale of Networkfleet’s products and services. The following tables set forth revenues and operating loss by operating segments:

	Three Months Ended March 31,		Year Ended December 31,		January 9, 2006 (Inception) to December 31, 2006
	2009	2008	2008	2007
	(In Thousands)
Revenues:
HUGHES Telematics	$—	$—	$—	$—	$—
Networkfleet	7,549	5,975	30,260	20,352	6,913

Total	$7,549	$5,975	$30,260	$20,352	$6,913

(Loss) Income from operations:
HUGHES Telematics	$(15,341)	$(9,119)	$(47,556)	$(29,431)	$(4,487)
Networkfleet	478	(982)	(102)	(4,146)	(1,649)

Total	$(14,863)	$(10,101)	$(47,658)	$(33,577)	$(6,136)

Results of Operations for the Three Months Ended March 31, 2009 Compared to the Three Months Ended March 31, 2008

Revenues

In the three months ended March 31, 2009 and 2008, we earned all of our revenues through the sale of Networkfleet’s products and services. Hardware revenues consist principally of the sale of Networkfleet’s telematics device. Service revenues reflect the consideration received for monitoring and tracking services, which are recognized as revenue when earned. The following table sets forth information related to Networkfleet’s revenue for the three months ended March 31, 2009 and 2008:

	Three Months Ended March 31,
	2009	2008
	(In Thousands)
Service revenues	$5,320	$3,375
Hardware revenues	2,229	2,600

Total revenues	$7,549	$5,975

Total revenues for the three months ended March 31, 2009 increased to approximately $7.5 million, a 26% increase from the approximately $6.0 million of total revenues for the three months March 31, 2008. The primary driver of the increase was service revenues, which increased by 58% in the three months ended March 31, 2009 compared to the same period in the prior year. Units active on the network increased to approximately 90,000 as of March 31, 2009, a 36% increase from the approximately 66,000 units active as of March 31, 2008. As Networkfleet continues to sell additional hardware, services revenue is expected to continue to increase in future periods. Hardware unit sales decreased to approximately 6,800 units in the three months ended March 31, 2009, a 7% decrease from the approximately 7,300 units sold in the three months ended March 31, 2008. This decrease in unit sales is primarily due to the weak general economic conditions which is causing Networkfleet’s customer base to postpone previously planned purchases. As the domestic economy recovers, we expect unit sales to return to, at a minimum, historical levels.

Cost of Revenues

Cost of hardware sold consists primarily of the cost of direct materials required to produce Networkfleet’s telematics device, the cost of shipping and installing devices and the amortization of certain intangibles acquired in connection with the acquisition of Networkfleet. Cost of service includes per-unit monthly charges from various wireless, mapping, and roadside assistance providers as well as internal costs such as customer care agents providing service to subscribers. The following table sets forth information related to costs of revenue for the three months ended March 31, 2009 and 2008:

	Three Months Ended March 31,
	2009	2008
	(In Thousands)
Cost of services	$1,623	$1,341
Cost of hardware sold	1,774	2,098

Total cost of revenues	$3,397	$3,439

Cost of revenues decreased slightly in the three months ended March 31, 2009 compared to the three months ended March 31, 2008. Cost of hardware sold decreased by 15% in the three months ended March 31, 2009 compared to the same period last year, due primarily to the decrease in hardware unit sales. The decrease in cost of hardware sold was partially offset by an increase in cost of services of approximately 21% due to the increased number of active units on the network in the three months ended March 31, 2009 compared to the three months ended March 31, 2008. Cost of revenues as a percentage of total revenue decreased to 45% in the three months ended March 31, 2009 compared to 58% in the three months ended March 31, 2008. The decrease in cost of revenues as a percentage of revenue is due to the increase in service revenues as a percentage of total revenues. Service revenues earn higher gross profit margins than hardware revenues and accounted for 71% of total revenues in the three months ended March 31, 2009 compared to 57% in the same period last year. As Networkfleet expects to add additional units to the network, cost of revenues as a percentage of total revenues is expected to decline further in future periods.

Research and Development Expense

Research and development expense consists primarily of salaries and benefits for employees responsible for research and development activities, fees and expenses paid to HNS and other contracted labor and vendors who are providing services to us related to the development of our factory-installed hardware device and other infrastructure necessary for the provision of telematics services to vehicles, depreciation of property and equipment used in the development efforts and amortization of certain intangible assets acquired in connection with our acquisition of Networkfleet. Research and development expense for the three months ended March 31, 2009 increased to approximately $9.0 million from approximately $7.1 million for the three months ended March 31, 2008, an increase of approximately $1.9 million or 27%. In the three months ended March 31, 2009, we continued the development and testing of our telematics system, including the development of the second generation hardware device, which is expected to be ready for installation during 2010. The increase in research and development expense includes a $1.2 million increase in amounts expensed for work performed by HNS and other contracted labor, a $0.3 million increase in compensation and benefits as the number of employees dedicated to the development of the telematics system and the development of the applications and services that will be enabled through the additional capabilities of our second generation hardware device increased in the three months ended March 31, 2009 and a $0.3 million increase in depreciation expense resulting from equipment purchased during 2008 and the three months ended March 31, 2009. Total headcount involved in research and development activities increased to 38 as of March 31, 2009 from 27 as of March 31, 2008. During the three months ended March 31, 2009 and 2008, we capitalized $3.8 million and $1.3 million of software development costs which, once the software is ready for its intended use, will be amortized as a cost of service over the expected useful life of the software. We expect research and development expense, including capitalized software development costs, to continue increasing as we further develop our products and service offerings.

Sales and Marketing Expense

Sales and marketing expense consists primarily of salaries, commissions and related benefits for employees engaged in maintaining and augmenting our automaker relationships and Networkfleet’s sales and marketing staff, trade shows, advertising and the amortization of certain intangible assets acquired in connection with the acquisition of Networkfleet. Sales and marketing expense for the three months ended March 31, 2009 increased to approximately $2.3 million from approximately $1.6 million for the three months ended March 31, 2008, an increase of approximately $0.7 million or 43%. This increase relates primarily to approximately $0.4 million of services provided in the three months ended March 31, 2009 by Trivergance Business Resources, an affiliate of a member of our board of directors, related to the development of our marketing and customer retention platform and an approximately $0.2 million increase in compensation and benefits as the number of employees dedicated to sales and marketing activities increased in the three months ended March 31, 2009 compared to the three months ended March 31, 2008 as we continued developing our relationship with Chrysler and Mercedes-Benz, pursued relationships with additional automakers and developed our consumer marketing and branding strategy in anticipation of the launch of services enabled by factory-installed hardware in the fourth quarter of 2009. Total headcount involved in sales and marketing activities increased to 41 as of March 31, 2009 from 25 as of March 31, 2008. We expect sales and marketing expense to continue increasing as we plan to expand our marketing staff and other marketing related activities in anticipation of the launch of our service to vehicles with factory-installed hardware in the fourth quarter of 2009.

General and Administrative Expense

General and administrative expense consists primarily of facilities cost, finance, accounting, legal, human resources and other corporate costs, as well as the salaries and related benefits for those employees that support such functions. General and administrative expense for the three months ended March 31, 2009 increased to approximately $7.6 million from approximately $3.9 million for the three months ended March 31, 2008, an increase of approximately $3.7 million or 98%. The increase is primarily due to an approximately $2.4 million increase in professional fees related primarily to legal and accounting fees incurred in connection with the Merger and including approximately $1.0 million of Merger related expenses that were incurred in 2008 but expensed in the three months ended March 31, 2009 upon our adoption of SFAS 141(R), a $1.0 million increase in compensation and benefits as total headcount involved in general and administrative activities increased to 107 as of March 31, 2009 compared to 44 as of March 31, 2008 and a $0.5 million of incremental costs incurred related to the design and implementation of the necessary systems and infrastructure for our operations. We expect general and administrative expense to continue increasing as we continue to add functionality to our back office systems and incur additional costs associated with operating as a public company.

Interest Expense, Net

Interest expense, net for the three months ended March 31, 2009 increased to $3.5 million from $0.8 million for the three months ended March 31, 2008, an increase of $2.7 million. Interest expense, net for the three months ended March 31, 2009 consisted of $3.1 million of accrued interest, discount amortization and debt issuance cost amortization related to senior secured term indebtedness, $0.6 million of accretion on the Series A Preferred Stock, $0.7 million of interest and discount amortization related to the senior subordinated unsecured term promissory notes and $0.1 million of interest on capital lease obligations and vendor financing partially offset by approximately $1.0 million of interest that was capitalized. Interest expense, net for the three months ended March 31, 2008 consisted primarily of $1.0 million of accretion of Series A Preferred Stock partially offset by $0.2 million of interest income and $0.1 million of interest expense that was capitalized.

Change in Fair Value of Derivative Instruments

Based on an evaluation of EITF Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock (“EITF 07-5”), we determined that the warrants issued in connection with the issuance of the Series A Preferred Stock and the warrants issued in connection with the issuance of the senior secured term indebtedness contained provisions which, in accordance with EITF 07-5, indicated that the warrants were not indexed to our stock. Accordingly, upon the adoption of EITF 07-5, we reclassified the $133.9 million fair value of the warrants from equity to a liability and recorded such amount as a cumulative effect of a change in accounting principle as of January 1, 2009. We also determined that the automatic exchange feature of the Series B Preferred Stock pursuant to which the Series B Preferred Stock would be directly exchanged for shares of Polaris common stock in connection with the Merger should be considered a separate derivative instrument as, pursuant to guidance provided in EITF 07-5, the exchange provision was not considered indexed to our stock but rather indexed to Polaris stock. We recognized a charge of approximately $62.3 million in the three months ended March 31, 2009 related to the increase in fair market value of these instruments during such period. As the warrants were exercised and the Series B Preferred Stock was extinguished in connection with the Merger, we will not record additional charges in future periods related to these instruments.

Income Tax Benefit

A provision in the Housing and Economic Recovery Act of 2008 allows corporations to claim a refund for certain tax credit carryforwards generated in taxable years beginning before January 1, 2006. We intend to claim a refund for research and development tax credit carryforwards generated by Networkfleet in periods prior to 2006 and, accordingly, have recorded an approximately $0.1 million tax benefit during the three months ended March 31, 2009 related to the reversal of the valuation allowance previously recorded against these tax credit carryforwards. As a result of our historical losses and our expectation that such losses will continue for the foreseeable future, we have recorded a full valuation allowance against our remaining net deferred tax assets and did not recognize a tax benefit for loss carryforwards and tax credits generated in the three months ended March 31, 2009 or 2008.

Deemed Dividend on and Accretion of Convertible Preferred Stock

At the time of issuance of the Series B Preferred Stock, we allocated approximately $42.9 million of the proceeds to a beneficial conversion feature resulting from the ability of the holders of the Series B Preferred Stock to convert their shares of Series B Preferred Stock into shares of our common stock at a conversion price lower than the fair value of our common stock at such time. As this conversion feature was immediately available to the holders of the Series B Preferred Stock, this discount on the Series B Preferred Stock was immediately accreted and a deemed dividend of approximately $42.9 million was recorded on the date of issuance. We recorded an additional deemed dividend of approximately $0.1 million in the three months ended March 31, 2009 representing the accretion of the discount on the Series B Preferred Stock related to the embedded derivative and issue costs over the 4.5 year period through October 1, 2013 when the Series B Preferred Stock first became redeemable at the option of the holder. Upon consummation of the Merger and the exchange of the Series B Preferred Stock for our common stock, we recorded an additional deemed dividend of approximately $13.6 million related to the difference between (i) the fair value of our common stock received by the holders of the Series B Preferred Stock and (ii) the carrying value of the Series B Preferred Stock, the amount allocated to the beneficial conversion feature and the embedded derivative for the automatic exchange provision. Each of these deemed dividends have been reflected in the condensed consolidated statements of operations in determining the net loss attributable to common stockholders.

Results of Operations for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Revenues

In the years ended December 31, 2008 and 2007, we earned all of our revenues through the sale of Networkfleet’s products and services. Hardware revenues consist principally of the sale of Networkfleet’s telematics device. Service revenues relate to the consideration received for monitoring and tracking services, which are recognized as revenue when earned. The following table sets forth information related to Networkfleet’s revenue for the year ended December 31, 2008 and 2007:

	Year Ended December 31,
	2008	2007
	(In Thousands)
Service revenues	$16,618	$9,343
Hardware revenues	13,642	11,009

Total revenues	$30,260	$20,352

Total revenues for the year ended December 31, 2008 increased to approximately $30.3 million, a 49% increase from the approximately $20.4 million of total revenue for the year ended December 31, 2007. The primary driver of the increase was service revenues, which increased 78% in the year ended December 31, 2008 from the year ended December 31, 2007. Units active on the network increased to approximately 87,000 as of December 31, 2008, a 47% increase from the approximately 59,000 units active as of December 31, 2007. As Networkfleet continues to sell additional hardware, services revenue is expected to continue to increase in future periods. Hardware unit sales increased to approximately 40,000 units in the year ended December 31, 2008, a 29% increase from the approximately 31,000 units sold in the year ended December 31, 2007.

Cost of Revenues

Cost of hardware sold consists primarily of the cost of direct materials required to produce Networkfleet’s telematics device, the cost of shipping and installing devices and the amortization of certain intangibles acquired in connection with the acquisition of Networkfleet. Networkfleet’s cost of service includes per unit monthly charges from various wireless, mapping, and roadside assistance providers as well as internal costs such as customer care agents providing service to subscribers. The following table sets forth information related to costs of revenue for the years ended December 31, 2008 and 2007:

	Year Ended December 31,
	2008	2007
	(In Thousands)
Cost of services	$6,009	$4,102
Cost of hardware sold	9,585	7,767

Total cost of revenues	$15,594	$11,869

Cost of revenues increased to approximately $15.6 million for the year ended December 31, 2008, a 31% increase from the approximately $11.9 million for the year ended December 31, 2007. This increase resulted primarily from the increased number of active units on the network in the year ended December 31, 2008 relative to the year ended December 31, 2007. Cost of revenues as a percentage of total revenues decreased to 52% in the year ended December 31, 2008, a 10% decrease from 58% in the year ended December 31, 2007. This decrease resulted primarily from the increase in service revenues as a percentage of total revenues. Service revenues yield a higher gross margin than hardware revenues and represented 55% of total revenue in the year ended December 31, 2008 relative to 46% of total revenues in the year ended December 31, 2007. As Networkfleet expects to continue adding additional units to the network, management expects cost of revenues as a percentage of total revenues to decrease in future periods.

Research and Development Expense

Research and development expense consists primarily of salaries and related benefits for employees associated with engineering and product development activities, fees and expenses paid to HNS and other contracted labor who are providing assistance to us with the development of our factory-installed hardware device and other infrastructure related to the provision of services to vehicles, depreciation of property and equipment used in the development effort and amortization of certain intangible assets acquired in connection with the acquisition of Networkfleet. Research and development expense for the year ended December 31, 2008 increased to $33.6 million from $23.5 million for the year ended December 31, 2007, an increase of $10.1 million or 43%. In the year ended December 31, 2008, we dedicated additional resources to the development and testing of our telematics system, including the initiation of development of the second generation hardware device which is expected to be ready for installation in automaker vehicles during 2010. Specifically, the increase in research and development expense relates primarily to a $7.3 million increase in amounts expensed for work performed by HNS and other contracted labor, a $1.5 million increase in compensation and benefits as the number of employees focused on the development of the telematics system and on the development of the applications and services that will be enabled through the additional capabilities of our second generation hardware device increased in the year ended December 31, 2008 and a $0.9 million increase in depreciation expense resulting from equipment purchased during 2008. Total headcount involved in research and development activities increased from 22 as of December 31, 2007 to 40 as of December 31, 2008. During the years ended December 31, 2008 and 2007, we capitalized $12.2 million and $3.4 million of software development costs which, once the software is ready for its intended use, will be amortized as a cost of service over the expected useful life of the software. We expect research and development expense, including capitalized software development costs, to continue increasing as we further develop our products and service offerings.

Sales and Marketing Expense

Sales and marketing expense consists primarily of salaries, commissions and related benefits for employees associated with our automaker relationships and other marketing activities and Networkfleet’s sales force and marketing staff, trade shows and other forms of advertising, and the amortization of certain intangible assets acquired in connection with the acquisition of Networkfleet. Sales and marketing expense for the year ended December 31, 2008 increased to $7.6 million from $5.7 million for the year ended December 31, 2007, an increase of $1.9 million, or 33%. This increase relates primarily to a $1.1 million increase in compensation and benefits as the number of employees dedicated to sales and marketing activities increased in the year ended December 31, 2008 as we continued developing our relationship with Chrysler and Mercedes-Benz, pursued relationships with additional automakers and developed our consumer marketing and branding strategy in anticipation of the launch of services enabled by factory-installed hardware in the second half of 2009. Total headcount involved in sales and marketing activities increased from 33 as of December 31, 2007 to 41 as of December 31, 2008. We expect sales and marketing expense to continue increasing as we plan to expand our marketing staff and other marketing related activities in anticipation of the launch of our service to vehicles with factory-installed hardware in the fourth quarter of 2009.

General and Administrative Expense

General and administrative expense consists primarily of facilities costs, finance, accounting, legal, human resources and other corporate costs, as well as the salaries and related employee benefits for those employees that support such functions. General and administrative expense for the year ended December 31, 2008 increased to $21.1 million from $12.8 million for the year ended December 31, 2007, an increase of $8.3 million or 65%. This increase relates primarily to approximately $3.9 million of incremental costs incurred in the year ended December 31, 2008 related to the design and implementation of our back office systems, a $2.8 million increase in compensation and benefits as total headcount involved in general and administrative activities increased from 41 as of December 31, 2007 to 75 as of December 31, 2008, a $0.5 million increase in depreciation expense resulting from equipment purchased during 2008 and a $0.3 million in facilities expenses due to the expansion of our operations. We expect general and administrative expense to continue increasing as we complete the development of our back office systems and incur additional costs associated with operating as a public company.

Interest Expense, Net

Interest expense, net for the year ended December 31, 2008 increased to $10.0 million from $1.0 million for the year ended December 31, 2007, an increase of $9.0 million. Interest expense, net for the year ended December 31, 2008 consisted primarily of the $7.5 million of accrued interest and discount and amortization of debt issuance costs amortization related to the senior secured term indebtedness, the $2.8 million of accretion on the Series A Preferred Stock, the $1.8 million of accrued interest and discount amortization related to the senior subordinated unsecured promissory notes and $0.4 million of accrued interest on capital lease obligations, partially offset by $0.9 million of interest earned on cash and cash equivalents and $1.6 million of interest which was capitalized. Interest expense, net for the year ended December 31, 2007 consisted of the $1.8 million of accretion on the Series A Preferred Stock, partially offset by $0.8 million of interest earned on cash, cash equivalents and short-term investments.

Income Tax Benefit

As a result of our historical losses and the expectation that such historical losses will continue for the foreseeable future, we have recorded a full valuation allowance against our net deferred tax asset. Accordingly, we did not recognize a tax benefit for the year ended December 31, 2008. For the year ended December 31, 2007, we recognized an income tax benefit of approximately $2.2 million relating to the partial reversal of our net deferred tax liability.

Results of Operations for the Year Ended December 31, 2007 compared to the period from January 9, 2006 (Inception) to December 31, 2006

Revenues

For the year ended December 31, 2007 and the period from January 9, 2006 (inception) to December 31, 2006, we earned all of our revenues through the sale of Networkfleet’s products and services. Hardware revenues consist principally of the sale of Networkfleet’s telematics device. Service revenues relate to the consideration received for monitoring and tracking services, which are recognized as revenue when earned. The following table sets forth information related to Networkfleet’s revenue for the year ended December 31, 2007 and for the period from January 9, 2006 (inception) through December 31, 2006:

	Year Ended December 31, 2007	January 9, 2006 (Inception) to December 31, 2006
	(In Thousands)
Hardware revenues	$11,009	$5,050
Service revenues	9,343	1,863

Total revenues	$20,352	$6,913

Total revenues for the year ended December 31, 2007 increased to approximately $20.4 million from approximately $6.9 million of total revenue for the period from January 9, 2006 (inception) to December 31, 2006. The increase in revenue is primarily due to the acquisition of Networkfleet on August 1, 2006, which results in comparing the year ended December 31, 2007 to the five-month period from August 1, 2006 to December 31, 2006. Units active on the network increased to approximately 59,000 as of December 31, 2007, a 90% increase from the approximately 31,000 units active as of December 31, 2006.

Cost of Revenues

Cost of hardware sold consists primarily of the cost of direct materials required to produce Networkfleet’s telematics device, the cost of shipping and installing devices and the amortization of certain intangibles acquired in connection with the acquisition of Networkfleet. Networkfleet’s cost of service includes per unit monthly charges from various wireless, mapping, and roadside assistance providers as well as internal costs, such as customer care agents providing service to subscribers. The following table sets forth information related to costs of revenue for the year ended December 31, 2007 and for the period from January 9, 2006 (inception) to December 31, 2006:

	Year Ended December 31, 2007	January 9, 2006 (Inception) to December 31, 2006
	(In Thousands)
Cost of hardware sold	$7,767	$3,275
Cost of services	4,102	1,251

Total cost of revenues	$11,869	$4,526

Cost of revenues increased to approximately $11.9 million for the year ended December 31, 2007 from approximately $4.5 million for the period from January 9, 2006 (inception) to December 31, 2006. The increase in cost of revenue is primarily due to the acquisition of Networkfleet on August 1, 2006, which results in comparing the year ended December 31, 2007 to the five-month period from August 1, 2006 to December 31, 2006. Furthermore, the number of units active on the network increased in the year ended December 31, 2007 relative to the period from the August 1, 2006 to December 31, 2006. Cost of revenues as a percentage of total revenues decreased to 58% in the year ended December 31, 2007, an 11% decrease from 65% in the period from January 9, 2006 (inception) to December 31, 2006. This decrease resulted primarily from the increase in service revenues as a percentage of total revenues. Service revenues yield a higher gross margin than hardware revenues and represented 46% of total revenue in the year ended December 31, 2007 relative to 27% of total revenues in the period from January 9, 2006 (inception) to December 31, 2006.

Research and Development Expense

Research and development expense consists primarily of salaries and related benefits for employees associated with engineering and product development activities, fees and expenses paid to HNS and other contracted labor who are providing assistance to us with the development of our factory-installed hardware device and other infrastructure related to the provision of services to vehicles, depreciation of property and equipment used in the development effort and amortization of certain intangible assets acquired in connection with the acquisition of Networkfleet. Research and development expense for the year ended December 31, 2007 increased to $23.5 million from $3.1 million for the period from January 9, 2006 (inception) to December 31, 2006, an increase of $20.4 million. In the year ended December 31, 2007, we dedicated additional resources to the development and testing of our telematics system. Specifically, the increase in research and development expense relates primarily to a $14.8 million increase in amounts expensed for work performed by HNS and other contracted labor and a $2.0 million increase in compensation and benefits as the number of employees focused on the development of the telematics system increased in the year ended December 31, 2007. Total headcount involved in research and development activities increased from 11 as of December 31, 2006 to 22 as of December 31, 2007. Also contributing to the increase is the acquisition of Networkfleet on August 1, 2006, which resulted in the inclusion of Networkfleet’s operating results for only five months in the period from January 9, 2006 (inception) to December 31, 2006.

Sales and Marketing Expense

Sales and marketing expense consists primarily of salaries, commissions and related benefits for employees associated with our automaker relationship and other marketing activities and Networkfleet’s sales force and marketing staff, trade shows and other forms of advertising, and the amortization of certain intangibles assets acquired in connection with the acquisition of Networkfleet. Sales and marketing expense for the year ended December 31, 2007 increased to $5.7 million from $1.3 million for the period from January 9, 2006 (inception) to December 31, 2006, an increase of $4.4 million. This increase relates primarily to a $2.4 million increase in compensation and benefits as the number of employees dedicated to sales and marketing activities increased in the year ended December 31, 2007 as we continued developing our relationship with Chrysler and Mercedes-Benz, pursued relationships with additional automakers and developed our consumer marketing and branding strategy in anticipation of the launch of services enabled by factory-installed hardware and a $1.1 million increase in outside research activities focused on the positioning of our products and services in the market place. Total headcount involved in sales and marketing activities increased from 15 as of December 31, 2006 to 33 as of December 31, 2007. Also contributing to the increase is the acquisition of Networkfleet on August 1, 2006, which resulted in the inclusion of Networkfleet’s operating results for only five months in the period from January 9, 2006 (inception) to December 31, 2006.

General and Administrative Expense

General and administrative expense consists primarily of facilities costs, finance, accounting, legal, human resources and other corporate costs, as well as the salaries and related employee benefits for those employees that support such functions. General and administrative expense for the year ended December 31, 2007 increased to $12.8 million from $4.1 million for the period from January 9, 2006 (inception) to December 31, 2006, an increase of $8.7 million. This increase relates primarily to a $4.6 million increase in compensation and benefits as total headcount involved in general and administrative activities increased from 29 as of December 31, 2006 to 41 as of December 31, 2007, as well as a $1.8 million increase in legal, accounting and other professional fees as our operations increased significantly in the year ended December 31, 2007. Also contributing to the increase is the acquisition of Networkfleet on August 1, 2006, which resulted in the inclusion of Networkfleet’s operating results for only five months in the period from January 9, 2006 (inception) to December 31, 2006.

Interest Income (Expense), Net

Interest expense, net for the year ended December 31, 2007 increased to $1.0 million from net interest income of less than $0.1 million for the period from January 9, 2006 (inception) to December 31, 2006. Interest expense, net for the year ended December 31, 2007 consisted of the $1.8 million of accretion on the Series A Preferred Stock, partially offset by $0.8 million of interest earned on cash and cash equivalents. Interest income, net for the period from January 9, 2006 (inception) to December 31, 2006 consisted of the $0.4 million of interest earned on cash, cash equivalents and short-term investments, mostly offset by $0.4 million of accretion on the Series A Preferred Stock.

Income Tax Benefit

For the year ended December 31, 2007 and for the period from January 9, 2006 (inception) to December 31, 2006, we recognized an income tax benefit of approximately $2.2 million and $2.3 million, respectively, relating to the reversal of our net deferred tax liability. As of December 31, 2007, we had a net deferred tax asset against which we had recorded a full valuation allowance.

Liquidity and Capital Resources

As of March 31, 2009, we had unrestricted cash and cash equivalents of approximately $141.6 million which includes approximately $35.2 million of net cash proceeds from the issuance and sale of Series B

Preferred Stock and approximately $97.2 million of net cash provided by the Merger. In order to consummate the Merger, we agreed to purchase an aggregate of 7,439,978 shares of Polaris common stock from a limited number of institutional shareholders in separate and privately negotiated transactions which were executed prior to the conclusion of the special meeting in which Polaris’ shareholders voted on the Merger. On April 2, 2009, we consummated these private purchases using approximately $74.4 million of cash. Following such purchases, we had unrestricted cash and cash equivalents of approximately $67.2 million.

As a result of our historical net losses and our limited capital resources, our independent registered public accounting firm’s report on our financial statements as of and for the year ended December 31, 2008 includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. We expect our net losses and our negative cash flow to continue for the foreseeable future as we complete the development of our telematics system, make payments under our various contracts and begin to incur marketing costs associated with the launch of service in automotive manufacturer vehicles in the fourth quarter of 2009. In light of these net losses and our negative cash flow, we may be required to raise additional capital in the future. This additional financing may take the form of loans under a new credit facility, the issuance of bonds or other types of debt securities, the issuance of equity securities or a combination of the foregoing. Any such financing must either comply with the covenants of our credit facility, or we will need to obtain waivers from the lenders. Our credit facility contains covenants that restrict our ability to incur debt and will require mandatory prepayments from the proceeds of an equity financing. Any debt financing obtained may impose various restrictions and additional covenants on us which could limit our ability to respond to market conditions, provide for unanticipated capital investments or take advantage of business opportunities and may subject us to significant interest expense. Additional equity financing may be obtained on terms that are dilutive to the interests of existing stockholders. Debt or additional equity financing may not be available when needed on terms favorable to us or at all, and the failure to attract a sufficient amount of additional debt or equity capital may impair our ability to execute on our business plan. Such additional capital may be provided by, among other things, the cash proceeds from the exercise of the outstanding warrants to purchase shares of our common stock. There is no assurance that we will be successful in raising additional capital, if or when needed, to fund our operations.

Warrant Exchange Offer

On June 16, 2009, we offered the holders of all of our 19,500,000 outstanding warrants to purchase shares of our common stock the opportunity, for a limited time, to exchange 20 warrants for one share of our common stock. The offer was scheduled to expire on July 16, 2009, but was extended until July 24, 2009. All of the exchanged warrants are being terminated. All terms of the warrants which remain outstanding, including the January 10, 2012 expiration date, will remain unchanged.

Operating Activities

For the three months ended March 31, 2009, cash used in operating activities was approximately $5.9 million, consisting primarily of a net loss of $80.7 million, partially offset by a $62.3 million change in the fair value of derivative instruments, $6.9 million of net changes in operating assets and liabilities, $2.0 million of interest accrued on long-term debt which will be paid in kind with such accrued interest being added to the outstanding principal balance of the long-term debt, $1.9 million of depreciation and amortization, $1.1 million of amortization of debt issuance costs and other discounts on the long-term debt, $0.5 million of non-cash interest expense related to the Series A Preferred Stock and $0.1 million of share-based compensation expense. For the three months ended March 31, 2008, cash used in operating activities was approximately $11.9 million, consisting primarily of a net loss of $10.9 million, increased by $3.4 million from changes in operating assets and liabilities, partially offset by $1.3 million of depreciation and amortization, $0.9 million of non-cash interest expense related to the Series A Preferred Stock and $0.1 million of share-based compensation expense.

For the year ended December 31, 2008, cash used in operating activities was approximately $39.1 million, consisting primarily of a net loss of $57.5 million, partially offset by $5.9 million of depreciation and amortization, $5.9 million of interest accrued on long-term debt which will be paid in kind with such accrued interest being added to the outstanding principal balance of the long-term debt, $2.6 million of non-cash interest expense related to the Series A Preferred Stock, $2.4 million of amortization of debt issuance costs and other discounts on the long-term debt, $1.2 million of net changes in operating assets and liabilities and $0.4 million of share-based compensation expense. For the year ended December 31, 2007, cash used in operating activities was approximately $23.6 million and was principally comprised of a net loss of $32.3 million, increased by a $2.2 million tax benefit related to the reversal of deferred tax liabilities, partially offset by $4.5 million of depreciation and amortization, $1.8 million of non-cash interest expense related to the Series A Preferred Stock and an increase in cash flows from operating assets and liabilities of $4.7 million. For the period from January 9, 2006 to December 31, 2006, cash used in operating activities was approximately $2.8 million and was principally comprised of a net loss of $3.8 million, increased by a $2.3 million tax benefit related to the reversal of deferred tax liabilities, partially offset by $1.5 million of depreciation and amortization, $0.4 million of non-cash interest expense related to the Series A Preferred Stock and an increase in cash flows from operating assets and liabilities of $1.4 million.

Investing Activities

For the three months ended March 31, 2009, cash used in investing activities was approximately $2.3 million, consisting primarily of $3.8 million of capital expenditures and $3.8 million of capitalized software costs related to the factory-installed telematics initiative and $0.1 million of capital expenditures related to Networkfleet’s operations, partially offset by the release of $5.3 million of restricted cash that was previously held for the benefit of the lenders of the senior secured term indebtedness. For the three months ended March 31, 2008, cash used in investing activities was approximately $6.6 million, consisting of $5.0 million deposited into the restricted cash account for the benefit of the lenders of the senior secured term indebtedness, $1.3 million of capitalized software costs and $0.1 million of capital expenditures related to the factory-installed telematics initiative and $0.2 million of capital expenditures related to Networkfleet’s operations.

For the year ended December 31, 2008, cash used in investing activities was approximately $31.7 million, consisting primarily of the $5.3 million deposited into a restricted cash account for the benefit of the lenders of the senior secured term indebtedness, $2.8 million deposited into a restricted cash account to collateralize letters of credit that secure certain lease obligations, $12.2 million of capitalized software costs, $10.6 million of capital expenditures related to the factory-installed telematics initiative and $0.8 million of capital expenditures related to Networkfleet’s operations. For the year ended December 31, 2007, cash used in investing activities was approximately $5.1 million and resulted primarily from $3.4 million of capitalized software costs, $2.9 million of capital expenditures related to the factory-installed telematics initiative and $0.6 million of capital expenditures related to Networkfleet’s operations, partially offset by the maturity of $1.8 million of short-term investments. For the period from January 9, 2006 to December 31, 2006, cash used in investing activities was approximately $27.0 million and resulted primarily from $24.7 million used to purchase Networkfleet in August 2006, $1.8 million used for the purchase of short-term investments, $1.0 million deposited into a restricted cash account to collateralize a letter of credit that secures a real estate lease obligation, $0.6 million of capital expenditures related to the factory-installed telematics initiative and $0.5 million of capital expenditures related to Networkfleet’s operations, partially offset by $1.7 million of cash held by Networkfleet on the date of the acquisition.

Financing Activities

For the three months ended March 31, 2009, cash provided by financing activities was approximately $131.9 million, consisting of the $97.2 million of net cash provided by the Merger and the $37.0 million of cash proceeds from the issuance and sale of Series B Preferred Stock, partially offset by $1.8 million in fees and expenses paid in connection with the issuance of the Series B Preferred Stock and $0.5 million of payments on capital lease obligations. For the three months ended March 31, 2008, cash provided by financing activities was approximately $26.0 million, consisting of $20.0 million from the issuance of the senior secured term indebtedness with detachable warrants and $12.5 million from the issuance of senior subordinated unsecured notes, partially offset by $5.0 million used to redeem the outstanding shares of the Series B Redeemable Preferred Stock (the “Retired Series B Preferred Stock”) and $1.5 million of debt issuance costs related to the senior secured term indebtedness.

For the year ended December 31, 2008, cash provided by financing activities was approximately $66.7 million, consisting primarily of $60.0 million from the issuance of the senior secured term indebtedness with detachable warrants and $16.0 million from the issuance of senior subordinated unsecured notes, partially offset by $5.0 million used to redeem the outstanding shares of the Retired Series B Preferred Stock, $3.3 million of debt issuance costs related to the senior secured term indebtedness and $1.0 million of payments on capital lease obligations. For the year ended December 31, 2007, cash provided by financing activities was approximately $35.1 million and resulted primarily from $35.0 million from the sale of the Series A Preferred Stock and warrants and $0.1 million from the exercise of stock options. For the period from January 9, 2006 to December 31, 2006, cash provided by financing activities was approximately $45.4 million, consisting primarily of $40.0 million from the sale of the Series A Preferred Stock and a warrant, $5.0 million from the sale of Retired Series B Preferred Stock and $0.4 million from the initial capitalization.

Senior Secured Term Indebtedness

On March 31, 2008, we entered into a credit agreement (as amended and restated, the “Credit Agreement”) pursuant to which we issued in multiple tranches during the year ended December 31, 2008 for aggregate consideration of $60.0 million, senior secured term indebtedness due March 31, 2013 with an original principal amount of $60.0 million and warrants to purchase the equivalent of 4,801,112 shares of common stock, comprised of 1,103,922 initial shares and 3,697,190 earn-out shares, at an equivalent exercise price of less than $0.01 per share. As additional consideration for services provided by the lead arranger in connection with the issuance and syndication of the term indebtedness, we issued warrants to an affiliate of the lead arranger to purchase the equivalent of an aggregate of 1,181,244 shares of common stock, comprised of 271,604 initial shares and 909,640 earn-out shares, at an equivalent exercise price of less than $0.01 per share.

The senior secured term indebtedness is guaranteed by all of our existing and future domestic subsidiaries and is secured by all of its tangible and intangible assets. At our election, the term indebtedness bears interest at (i) the Prime Lending Rate plus 10.00% or (ii) for Eurocurrency borrowings, 11.00% plus the greater of LIBOR or 3.00%. In accordance with an agreement between us and one of the senior secured note holders, the interest rate on term indebtedness with a principal amount of $5.0 million will have an interest rate of no higher than 14.00% for the term of the debt. With respect to Eurocurrency borrowings, we may elect interest periods of one, two, three, or six months (or nine or twelve months if approved by each senior secured note holder), and interest is payable in arrears at the end of each interest period but, in any event, at least every three months. With respect to any interest period ending on or prior to March 31, 2010 and unless we elect at least three days prior to the beginning of any such interest period, the interest accrued on the term indebtedness will be paid in kind in arrears with such accrued interest being added to the outstanding principal balance of the term indebtedness. With respect to all interest periods ending after March 31, 2010, the accrued interest will be paid in cash in arrears. As of March 31, 2009, senior secured term indebtedness with an aggregate principal amount, including the accrued interest which had been paid in kind, of approximately $67.5 million was outstanding, and we had elected to convert all outstanding amounts to Prime Lending borrowings which resulted in the term indebtedness bearing an interest rate of 13.25%.

The Credit Agreement requires us to comply with negative covenants which include, among others, limitations on our ability to incur additional debt; create liens; pay dividends or make other distributions; make loans and investments; sell assets; redeem or repurchase capital stock or subordinated debt; engage in specified transactions with affiliates; consolidate or merge with or into, or sell substantially all of its assets to, another person; and enter into new lines of business. We may incur indebtedness beyond the specific limits allowed under the Credit Agreement, provided we maintain a leverage ratio of 5.0 to 1.0. In addition, we may incur limited indebtedness secured by junior and subordinated liens to the liens created under the Credit Agreement. Noncompliance with any of the covenants without cure or waiver would constitute an event of default. An event of default resulting from a breach of a covenant may result, at the option of the note holders, in an acceleration of the principal and interest outstanding. The Credit Agreement also contains other events of default (subject to specified grace periods), including defaults based on the termination of the Old Chrysler or Mercedes-Benz contracts, events of bankruptcy or insolvency with respect to us and nonpayment of principal, interest or fees when due. On June 26, 2009, we obtained a waiver from our senior secured lenders under the Credit Agreement providing that the rejection of the Old Chrysler contract would not impact our existing obligations under the Credit Agreement. The Credit Agreement also requires us to use 25% of the net cash proceeds from certain equity issuances for the repayment of senior secured term indebtedness.

The warrants issued in connection with the issuance of the senior secured term indebtedness were automatically exercised in accordance with their terms upon consummation of the Merger.

In accordance with Accounting Principles Board Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, as of each issuance date, we ascribed value to the senior secured term indebtedness and the related warrants based on their relative fair values. As a result, an aggregate of $46.9 million was allocated to the senior secured term indebtedness and an aggregate of $12.1 million was allocated to the warrants. In connection with the issuance of the senior secured term indebtedness to AIF V PLASE on December 12, 2008, approximately $1.0 million of the purchase price was recorded as a deemed capital contribution from Apollo related to the difference between (i) the fair value of the note using an estimated interest rate we would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the stated interest rate. The resulting discount from the face value of the senior secured term indebtedness resulting from the ascribed value to the warrants and the deemed capital contribution will be amortized as additional interest expense over the term of the senior secured term indebtedness using the effective interest rate method.

Senior Subordinated Unsecured Promissory Notes

On March 31, 2008, we issued to Communications LLC a senior subordinated unsecured promissory note with a principal amount of $12.5 million and a maturity date of October 1, 2013. The note bears interest at a rate of 15.00% per annum which is compounded and added to the principal amount annually and is payable at maturity. In connection with the issuance of the note, we recorded a deemed capital contribution of approximately $2.4 million related to the difference between the fair value of the note using an estimated interest rate we would have paid an unrelated third party on a similar note and the value of the note using the 15.00% stated interest rate. The discount from the face value of the note resulting from the deemed capital contribution will be amortized as additional interest expense over the term of the note using the effective interest method.

On December 12, 2008, we issued to AIF V PLASE an additional senior subordinated unsecured promissory note with a principal amount of $3.5 million and a maturity date of October 1, 2013. The note bears interest at a rate of 15.00% per annum which is compounded and added to the principal amount annually and is payable at maturity. In connection with the issuance of the note, we recorded an additional deemed capital contribution of approximately $2.4 million related to the difference between (i) the fair value of the note using an estimated interest rate we would have paid an unrelated third party on a similar note and (ii) the value of the note using the 15.00% stated interest rate. The discount from the face value of the note resulting from the deemed capital contribution will be amortized as additional interest expense over the term of the note using the effective interest method.

Series A Redeemable Preferred Stock

In July 2006, we issued and sold to Communications LLC, an affiliate of Apollo, for an aggregate purchase price of $40.0 million, 4,000 shares of Series A Preferred Stock and a warrant to purchase the equivalent of

12,191,598 shares of our common stock, comprised of 2,803,223 initial shares and 9,388,375 earn-out shares, at an equivalent exercise price of $0.82 per share. In June 2007, we issued and sold to Communications LLC, for an aggregate purchase price of $15.0 million, an additional 1,500 shares of Series A Preferred Stock and a warrant to purchase the equivalent of 9,143,698 shares of our common stock, comprised of 2,102,417 initial shares and 7,041,281 earn-out shares, at an equivalent exercise price of $1.64 per share. In November 2007, we issued and sold to Communications LLC, for an aggregate purchase price of $20.0 million, an additional 2,000 shares of Series A Preferred Stock and a warrant to purchase the equivalent of 12,191,598 shares of our common stock, comprised of 2,803,223 initial shares and 9,388,375 earn-out shares, at an equivalent exercise price of $2.46 per share. Immediately prior to the consummation of the Merger, the outstanding shares of Series A Preferred Stock were extinguished through (i) the exercise by Communications LLC of the outstanding warrants to purchase Old HTI common stock using shares of Series A Preferred Stock with an aggregate face value of $55.0 million and (ii) the exchange of shares of Series A Preferred Stock with an aggregate face value of $20.0 million for shares of Old HTI common stock which were subsequently exchanged in connection with the Merger for 2,000,000 shares of our common stock, comprised of 459,861 initial shares and 1,540,139 earn-out shares.

Series B Convertible Preferred Stock

On March 12, 2009, we issued and sold 5,000,000 shares of Series B Preferred Stock for an aggregate purchase price of $50.0 million. AIF V PLASE, an affiliate of Apollo, purchased 1,200,000 shares of Series B Preferred Stock for $12.0 million of cash, and HCI, parent of HNS and an affiliate of Apollo, purchased 1,300,000 shares of Series B Preferred Stock through the conversion of $13.0 million of trade accounts payable transferred from HNS. The remaining 2,500,000 shares of Series B Preferred Stock were purchased by unrelated institutional investors for $25.0 million of cash. As a result of the sale of Series B Preferred Stock, approximately $5.3 million was released to us from an escrow account held for the benefit of its senior secured note holders. This amount constituted all funds remaining in the escrow account. In connection with the Merger, all outstanding shares of Series B Preferred Stock were exchanged for an aggregate of 12,500,000 shares of our common stock, comprised of 5,000,000 initial shares and 7,500,000 earn-out shares.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements. All subsidiaries in which we have a controlling financial interest are included in the consolidated financial statements, and we do not have any relationships with any special purpose entities.

Contractual Obligations

The following table sets forth our contractual payment obligations as of December 31, 2008 (in thousands):

		Payments Due By Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
	(In Thousands)
Senior secured term indebtedness(1)	$107,570	$—	$17,902	$89,668	$—
Senior subordinated promissory notes	33,892	—	—	33,892	—
Series A Redeemable Preferred Stock(2)	75,000	—	—	75,000	—
Capital lease obligations	8,264	2,925	5,339	—	—
Operating lease obligations	4,207	764	1,239	1,326	878
Purchase obligations	58,850	15,450	34,400	9,000	—

Total	$287,783	$19,139	$58,880	$208,886	$878

(1)	As the senior secured term indebtedness bears interest at a variable rate, the estimated interest payments were calculated based on the 13.25% interest rate in effect as of December 31, 2008.

(2)	The Series A Preferred Stock of Old HTI had a mandatory redemption date of October 1, 2013. Immediately prior to the consummation of the Merger, the outstanding shares of Series A Preferred Stock of Old HTI were extinguished through (i) the exercise by Communications LLC of the warrants issued in connection with the Series A Preferred Stock using shares of Series A Preferred Stock with an aggregate face value of $55.0 million and (ii) the exchange of shares of Series A Preferred Stock with an aggregate face value of $20.0 million for shares of common stock of Old HTI which were subsequently exchanged in connection with the Merger for shares of our common stock.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

As of March 31, 2009, we had approximately $145.3 million of cash, cash equivalents and restricted cash. This cash, cash equivalents and restricted cash is subject to market risk due to changes in interest rates. In accordance with our investment policy, we diversify our investments among United States Treasury securities and other high credit quality debt instruments that we believe to be low risk. We are averse to principal loss and seek to preserve our invested funds by limiting default risk and market risk.

We may suffer from fluctuating interest rates, which may adversely impact our consolidated results of operations and cash flows. As of March 31, 2009, we had outstanding debt with an aggregate face amount, including interest which has been paid in kind, of approximately $85.4 million, which included variable rate borrowings of approximately $67.6 million. As of March 31, 2009, the hypothetical impact of a one percentage point increase in interest rates related to our outstanding variable rate debt would be to increase annual interest expense by approximately $0.7 million

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). This standard defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued Staff Position No. 157-2 (“FSP 157-2”), which delays the effective date of SFAS 157 by one year for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis. Those assets and liabilities measured at fair value under SFAS 157 as of March 31, 2009 and the year ended December 31, 2008 did not have a material impact on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities Including an Amendment of FASB Statement No. 115 (“SFAS 159”). Under this standard, entities will be permitted to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS 159 was effective for us on January 1, 2008. We determined that the utilization of fair value reporting is not appropriate for our financial instruments for which fair value measurement is not required. Consequently, the adoption of SFAS 159 did not have a material impact on our financial position and results of operations.

In November 2007, the EITF issued Issue No. 07-1, Accounting for Collaborative Arrangements (“EITF 07-1”). EITF 07-1 states that income statement classification of payments between parties in an arrangement should be based on a consideration of (a) the nature and terms of the arrangement, (b) the nature of the entities’ operations and (c) whether the parties’ payments are within the scope of other existing generally accepted accounting principles. EITF 07-1 was effective for us on January 1, 2008. The adoption of EITF 07-1 did not have a material impact on our financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”), which revised the guidance contained in SFAS No. 141, Business Combinations. Significant revisions include: (i) all transaction costs related to a business combination are to be expensed when incurred; (ii) certain contingent assets and liabilities purchased in a business combination are to be measured at fair value; (iii) contingent consideration (earn-out arrangements) paid in connection with a business combination are to be measured at fair value depending on the structure of the arrangements; and (iv) subsequent material adjustments made to the purchase price allocation will be recorded back to the acquisition date, which will cause revision of previously issued financial statements when reporting comparative period financial information in subsequent financial statements. SFAS 141(R) is effective for business combinations that are completed on or after January 1, 2009. As of December 31, 2008, the Company had incurred approximately $0.9 million in transaction costs related to the Merger which are included in other current assets in our consolidated balance sheets. Upon adoption of SFAS 141(R), the Company expensed such transaction costs which are included in general and administrative expense in the condensed consolidated statements of operations for the three months ended March 31, 2009.

In June 2008, the EITF issued EITF 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock, which provides guidance on determining what types of instruments or embedded features in an instrument held by a reporting entity can be considered indexed to its own stock. Under EITF 07-5, a company first evaluates any contingent exercise provisions based on the guidance that was originally issued in EITF Issue No. 01-6 and, second, evaluates the instruments’ settlement provisions. EITF 07-5 is effective for fiscal periods beginning after December 15, 2008. Based on an evaluation of EITF 07-5, we determined that the warrants issued in connection with the issuance of the Series A Preferred Stock and the warrants issued in connection with the issuance of the senior secured term indebtedness contained provisions which, in accordance with EITF 07-5, indicated that the warrants were not indexed to our stock. Accordingly, upon the adoption of EITF 07-5, we reclassified the $133.9 million fair value of the warrants from equity to a liability and recorded such amount as a cumulative effect of a change in accounting principle as of January 1, 2009. We also determined that the automatic exchange feature of the Series B Preferred Stock pursuant to which the Series B Preferred Stock would be directly exchanged for shares of Polaris common stock in connection with the Merger should be considered a separate derivative instrument as, pursuant to guidance provided in EITF 07-5, the exchange provision was not considered indexed to our stock but rather indexed to Polaris stock. We recognized a charge of approximately $62.3 million in the three months ended March 31, 2009 related to the increase in fair value of these instruments during such period. As the warrants were exercised and the Series B Preferred Stock was extinguished in connection with the Merger, we will not record additional charges in future periods related to these instruments.

Properties

The principal properties of the Company are described in this prospectus in the section entitled “Business of HUGHES Telematics—Property”.

MANAGEMENT

Directors and Executive Officers

Name	Age	Position
Jeffrey A. Leddy	54	Chief Executive Officer, Director
Erik J. Goldman	49	President
Craig J. Kaufmann	33	Vice President Finance and Treasurer
Robert C. Lewis	44	General Counsel and Secretary
Keith J. Schneider	52	President, Networkfleet
Andrew D. Africk	43	Director
Marc V. Byron	46	Director
Andrew Hines	69	Director
Warren N. Lieberfarb	65	Director
Steven Martinez	40	Director
Matthew H. Nord	30	Director
Aaron J. Stone	36	Director
Mark VanStekelenburg	57	Director

Jeffrey A. Leddy. Mr. Leddy has been our Chief Executive Officer since December 2006 and has served on our Board of Directors since March 2006. Prior to his employment with us, from April 2003 through December 2006, Mr. Leddy served as Chief Executive Officer and President of SkyTerra Communications, Inc. (“SkyTerra”). Prior to serving as Chief Executive Officer and President, Mr. Leddy served as the President and Chief Operating Officer of SkyTerra from October 2002 and its Senior Vice President of Operations from June 2002. From September 1980 to December 2001, Mr. Leddy worked for EMS Technologies serving most recently as Vice President. Mr. Leddy currently serves on the board of directors of HUGHES Communications, Inc., HUGHES Systique Corporation and ArrowStream Inc. Mr. Leddy also serves on the board of managers of HUGHES Network Systems, LLC.

Erik J. Goldman. Mr. Goldman has been our President since July 2006. Prior to joining us, Mr. Goldman served as a Vice President of SkyTerra from March 2003 through June 2006, where his responsibilities included acquisition, development and corporate oversight of the organization’s portfolio companies in the wireless and satellite services industries. Prior to joining SkyTerra, Mr. Goldman consulted to a European Satellite Radio venture. From 1995 to December 2001, Mr. Goldman worked for Leo One Worldwide, most recently as Vice President of Technology and Business Development, where he led an extensive telematics effort. Previously, Mr. Goldman served as Director of Business Development for dbX Corporation, a telecom-focused investment and management group with active interests in cellular, paging and satellite businesses. Prior to joining dbX in 1991, Mr. Goldman served as a Member of Technical Staff of Mitre Corporation and as a Senior Communications Design Engineer of Raytheon Corporation.

Craig J. Kaufmann. Mr. Kaufmann has been our Vice President Finance and Treasurer since December 2006. Prior to joining us, Mr. Kaufmann served as Controller and Treasurer of SkyTerra from April 2003 and served as its Director of Financial Reporting from November 2000. Prior to joining SkyTerra, Mr. Kaufmann was the Financial Reporting Manager of Kozmo.com from March 2000 to November 2000, and an associate at PricewaterhouseCoopers from August 1998 to March 2000.

Robert C. Lewis. Mr. Lewis has been our General Counsel and Secretary since January 2007. From April 1998 to May 2008, Mr. Lewis was employed by SkyTerra serving as its Senior Vice President and General Counsel from July 2000 to April 2008, as its Vice President, General Counsel and Secretary from May 1998 to July 2000. Prior to joining SkyTerra, Mr. Lewis was an associate at the law firm of Fried, Frank, Harris, Shriver & Jacobson from October 1992.

Keith J. Schneider. Mr. Schneider has been employed as President of our Networkfleet subsidiary since April 2007. Prior to joining Networkfleet, Mr. Schneider served as Vice President of indirect distribution for Sprint Nextel Communications (“Nextel”), where he was responsible for the strategic direction and implementation of key programs and policies supporting Nextel’s local and national third party indirect channels. Before assuming that position, he served as the area president of New England operations for Nextel, a $200 million business where he had full profit and loss responsibility and managed sales and distribution, marketing, finance, operations, human resources, service and repair. Mr. Schneider began his Nextel career as a general manager in Southern California, launching and building one of Nextel’s first and largest markets.

Andrew D. Africk. Mr. Africk has served as a member of our board of directors since January 2006. Mr. Africk is a senior partner of Apollo, which, together with its affiliates, acts as managing general partner of the Apollo Investment Funds, a series of private securities investment funds, where he has worked since 1992. Mr. Africk serves on the boards of directors of HUGHES Communications, Inc. and SOURCECORP, Incorporated. Mr. Africk also serves on the board of managers of HUGHES Network Systems, LLC.

Marc V. Byron. Mr. Byron served as a member of the board of directors and chief executive officer of Polaris Acquisition Corp. from Polaris’ inception in June 2007 through the March 31, 2009 merger with Old HTI and has served on our board of directors since the consummation of the Merger. Mr. Byron co-founded Trivergance, a middle market merchant banking and investment firm, in June 2006, and has served as a Managing Member since its formation. Trivergance acted as a strategic and financial advisor in the $750 million transaction in which Sunterra Corporation went private. Since May 2003, Mr. Byron has also served as chairman of MG, LLC, d/b/a Tranzact, a marketing services firm that helps companies acquire customers and manage complex transactions by combining expertise in developing customer acquisition strategies with experience in applying technology. He has also served as an advisor to Apollo on large marketing and media related transactions. In 1997, Mr. Byron founded Paradigm Direct and served as its chief executive officer until its sale to Mosaic Group, Inc., a Canadian marketing services firm. After the sale, Paradigm Direct changed its name to Mosaic Performance Solutions North America and Mr. Byron served as its chief executive officer until December 2001.

Andrew P. Hines. Mr. Hines has served as a member of our board of directors since March 31, 2009. Mr. Hines has been a principal of Hines and Associates, a financial management consulting firm since September 2006 and from 2001 until October 2005. Mr. Hines served as Vice President and Chief Financial Officer of GenTek, Inc., a manufacturer of industrial components and performance chemicals, from October 2005 to September 2006. Mr. Hines is the chairman of the Audit Committee.

Warren N. Lieberfarb. Mr. Lieberfarb has served as a member of our board of directors since March 31, 2009. Mr. Lieberfarb is the Chairman and Chief Executive Officer of Warren N. Lieberfarb & Associates LLC, a media, entertainment and technology consulting and investment firm. From 1984 until December 2002, Mr. Lieberfarb was President of Warner Home Video, a subsidiary of Warner Bros. Entertainment and a global leader in the creation, distribution, and marketing of theatrical motion pictures and television programming on video/DVD. Mr. Lieberfarb also serves on the board of directors and board of trustees of the American Film Institute and chairs its Entrepreneurial Committee. He also serves on the board of directors and is Vice Chairman of MOD Systems, a retail systems provider enabling in-store digital signage, sampling and fulfillment of music and video content. He is currently on the University of Pennsylvania Library board of overseers, the Undergraduate Executive Committee of The Wharton School, and previously was a member of the University’s board of trustees from 2001 to 2005. Mr. Lieberfarb is also a member of the Academy of Motion Pictures Arts and Sciences.

Steven Martinez. Mr. Martinez has served as a member of our board of directors since March 31, 2009. Mr. Martinez is a partner at Apollo. Prior to joining Apollo in 2000, he worked for Goldman Sachs & Company and Bain and Company. Mr. Martinez also serves on the board of directors of Goodman Global Holdings, Inc., Rexnord Global Holdings and Jacuzzi Brands, Inc., Prestige Cruise Holdings, and Norwegian Cruise Lines.

Matthew H. Nord. Mr. Nord has served as a member of our board of directors since December 2006 and is a principal of Apollo, where he has worked since 2003. Prior to that time, Mr. Nord was a member of the Investment Banking division of Salomon Smith Barney Inc. Mr. Nord serves on the board of directors of Affinion Group, Noranda Aluminum and SOURCECORP, Inc.

Aaron J. Stone. Mr. Stone has served as a member of our board of directors since March 31, 2009. Mr. Stone is a senior partner of Apollo which, together with its affiliates, acts as managing general partner of the Apollo Investment Funds, a series of private securities investment funds, where he has worked since 1997. Mr. Stone also serves on the board of directors of AMC Entertainment Inc., Hughes Communications, Inc. and Connections Academy, LLC, and on the board of managers of HUGHES Network Systems, LLC.

Mark VanStekelenburg. Mr. VanStekelenburg has served as a member of our board of directors since March 31, 2009. From 1992 to 1998 he was chairman, president, and chief executive officer of Rykoff-Sexton/US Foodservice Inc. Mr. VanStekelenburg is also a member of the board of directors of Bergensons Property Services, Inc., Chemco, Inc., JSI Store Fixtures Inc. and ArrowStream, Inc. He is also a member of the Advisory Boards of Champlain Capital Partners, LLC and an Honorary Member of the board of trustees and a member of the audit committee of the March of Dimes.

Meetings and Committees of the Board of Directors

During the fiscal year ended December 31, 2008, and the three months ended March 31, 2009, our board of directors held two and six meetings, respectively. Although we do not have any formal policy regarding director attendance at annual stockholder meetings, we will attempt to schedule our annual meetings so that all our directors can attend. We expect our directors to attend all board and committee meetings and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.

Committees

Audit Committee

The audit committee of the board of directors consists of Messrs. Hines, Lieberfarb and VanStekelenburg. Mr. Hines serves as the chairman of our audit committee. The independent directors we appointed to our audit committee are independent members of our board of directors, as defined by the rules of the SEC. The audit committee’s duties, which are specified in our audit committee charter, include, but are not limited to:

•

reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	discussing with management major risk assessment and risk management policies;

•	monitoring the independence of the independent auditor;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•	appointing or replacing the independent auditor;

•

determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies.

The audit committee will at all times be composed exclusively of “independent directors” who are able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

The board of directors has determined that Mr. Hines qualifies as an “audit committee financial expert,” as defined under applicable SEC rules and regulations. Our audit committee did not meet during fiscal 2008 and has had one meeting in 2009.

Compensation Committee

The compensation committee of the board of directors consists of Messrs. Africk, Lieberfarb and Nord. Mr. Africk serves as the chairman of our audit committee. The majority of the directors we appointed to our compensation committee are independent members of our board of directors, as defined by the rules of the SEC. The compensation committee’s duties, which are specified in our audit committee charter, include, but are not limited to:

•	reviewing at least annually the goals and objectives of our executive compensation plans;

•	reviewing at least annually our executive compensation plans in light of our goals and objectives with respect to such plans;

•	evaluating annually the performance of our chief executive officer in light of the goals and objectives of our executive compensation plans;

•	evaluating annually the performance of our other executive officers in light of the goals and objectives of our executive compensation plans;

•	evaluating annually the appropriate level of compensation for members of our board of directors and committee service by non-employee directors;

•	reviewing and approving any severance or termination arrangements to be made with any of our executive officers;

•	performing such duties and responsibilities as may be assigned to our board of directors or the compensation committee under the terms of any executive compensation plan;

•	reviewing perquisites or other personal benefits to our executive officers and directors and recommending any changes to our board of directors;

•

reviewing and discussing with management our compensation discussion and analysis, and based on that review and discussion, to recommend to our board of directors that the compensation discussion and analysis be included in our annual proxy statement or annual report on Form 10-K;

•

producing a committee report on executive compensation in accordance with the rules and regulations of the SEC to be included in our annual proxy statement or annual report on Form 10-K filed with the SEC; and

•

reviewing the description of the compensation committee’s processes and procedures for the consideration and determination of executive and director compensation to be included in our annual proxy statement.

Code of Ethics and Committee Charters

We have adopted a code of ethics that applies to our officers and directors. Our code of ethics and our board committee charters are available on our website at www.hughestelematics.com. In addition, a copy of the code of ethics will be provided without charge upon request in writing at 41 Perimeter Center East, Suite 400, Atlanta, Georgia 30346 or by telephone at (770) 391-6400.

COMPENSATION DISCUSSION AND ANALYSIS

The compensation committee of our board of directors is empowered to review and approve, or recommend for the approval of the full board of directors, compensation for our executive officers.

Objectives of Compensation Program

The primary objective of our compensation program, including the executive compensation program, is to attract and retain qualified management personnel who can work in our dynamic business environment. A further objective of the compensation program is to provide incentives and reward each member of management for his or her contribution to our business. In addition, we strive to promote an ownership mentality among key leadership and members of the board of directors. Finally, we endeavor to ensure that the compensation program is perceived as fundamentally fair to all stakeholders.

What the Compensation Program is Designed to Reward

The compensation program is designed to reward each executive officer’s contribution to our success. In measuring the executive officers’ contribution, the compensation committee is expected to consider numerous subjective factors, rather than more traditional metrics, in light of the fluid and growing nature of our business.

Our senior management provides to our compensation committee recommendations regarding most compensation matters. We do not currently engage any consultant related to executive and/or director compensation matters.

Stock price performance is expected to be a factor in determining annual compensation; however, to the extent the price of our common stock is subject to significant fluctuations due to a variety of factors outside of management’s control, the weight placed on stock performance may be lessened. It is not currently expected that there will be an exact formula for allocating between cash and non-cash compensation, although, to date, we have provided relatively little non-cash compensation, other than through stock option grants. Cash compensation is generally paid as earned.

Elements of the Compensation Plan and How They Relate to the Objectives

Annual executive officer compensation currently consists of a base salary component and a discretionary annual bonus component. In the future, the compensation committee is expected to set total executive cash compensation sufficiently high to attract and retain a strong, motivated leadership team and recognize executive officers’ roles in accomplishing extraordinary transactions.

As set forth in the table below, with the heading “Outstanding Equity Awards at Fiscal Year-End 2008,” each of our executive officers set forth below has received stock option grants under the HUGHES Telematics 2006 Stock Incentive Plan (the “2006 Plan”). We adopted a new HUGHES Telematics, Inc. 2009 Equity and Incentive Plan (the “2009 Plan”), which became effective upon the Merger. Stock options outstanding under the HUGHES Telematics 2006 Stock Incentive Plan were exchanged in the Merger for options exercisable for shares of our common stock under the 2006 Plan. The purpose of the Plan is to promote interests of our company, subsidiaries and stockholders by providing our directors, officers, employees and consultants with appropriate incentives and rewards to encourage them to enter into and continue in our employ or service, to acquire a proprietary interest in our long-term success and to reward the performance of individuals in fulfilling their personal responsibilities for long-range achievements.

HUGHES Telematics, Inc. 2009 Equity and Incentive Plan

The 2009 Plan provides for the grant of equity-based awards, including restricted common stock, restricted stock units, stock options, stock appreciation rights and other equity based awards, as well as cash bonuses and long-term cash awards to our officers and other employees, advisors and consultants who are selected by the compensation committee for participation in the 2009 Plan. Unless earlier terminated by the board of directors, the 2009 Plan will expire on March 31, 2019. The board of directors may amend the 2009 Plan at any time. Termination of the 2009 Plan and amendments to the 2009 Plan are not intended to adversely affect any award that is then outstanding without the award holder’s consent, and the Company must obtain stockholder approval of a 2009 Plan amendment if stockholder approval is required to comply with any applicable, law or regulation.

Administration of the 2009 Plan

The 2009 Plan is administered by the compensation committee, which has the authority to, among other things, exercise all the powers and authorities either specifically granted to it under the 2009 Plan or necessary or advisable in the administration of the 2009 Plan, including, without limitation, the authority to determine who will be granted awards and the types of awards that may be granted. The compensation committee may, in its sole discretion, without amendment to the 2009 Plan: (i) accelerate the date on which any option granted under the 2009 Plan becomes exercisable, waive or amend the operation of 2009 Plan provisions respecting exercise after termination of employment or otherwise adjust any of the terms of the option and (ii) accelerate the vesting date, or waive any condition imposed under the 2009 Plan, with respect to any restricted stock or other award, or otherwise adjust any of the terms applicable to any such award.

Equity Incentive Program

A maximum of 2,500,000 shares (subject to adjustment) of our common stock have been reserved for grants pursuant to the equity incentive program under the 2009 Plan, and a maximum of 1,000,000 shares (subject to adjustment) may be issued pursuant to the exercise of incentive stock options granted under the 2009 Plan. Under the 2009 Plan, no more than 600,000 shares (subject to adjustment) of our common stock may be made subject to awards granted to a single individual in a single plan year. In the event that the compensation committee determines that any corporate event, such as a stock split, reorganization, merger, consolidation, repurchase or share exchange, affects our common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of 2009 Plan participants, then the compensation committee will make those adjustments as it deems necessary or appropriate to any or all of:

•	the number and kind of shares of common stock or other securities that may thereafter be issued in connection with future awards;

•	the number and kind of shares of common stock, securities or other property issued or issuable in respect of outstanding awards;

•	the exercise price, grant price or purchase price relating to any award; and/or

•	the maximum number of shares subject to awards which may be awarded to any employee during any of our tax years;

provided that, with respect to incentive stock options, any such adjustment will be made in accordance with Section 424 of the Code.

In the event the outstanding shares of our common stock will be changed into or exchanged for any other class or series of capital stock or cash, securities or other property pursuant to a re-capitalization, reclassification, merger, consolidation, combination or similar transaction, then, unless otherwise determined by the compensation committee: (i) each stock option will thereafter generally become exercisable for the number and/or kind of capital stock, and/or the amount of cash, securities or other property so distributed, into which the shares of common stock subject to the stock option would have been changed or exchanged had the option been exercised in full prior to such transaction and (ii) each award that is not a stock option and that is not automatically changed in connection with the transaction will represent the number and/or kind of shares of capital stock, and/or the amount of cash, securities or other property so distributed, into which the number of shares of common stock covered by the award would have been changed or exchanged had they been held by a stockholder.

The 2009 Plan provides that unless otherwise determined by the compensation committee, if on or within one year following a change in control (as defined in the 2009 Plan), a participant’s employment is terminated by us other than for cause (as defined in the 2009 Plan) or by the participant for good reason (as defined in the 2009 Plan): (i) any award or part of an award that is subject to time vesting that was not previously vested will become fully vested and (ii) any award or portion thereof, the vesting or exercisability of which is based upon the achievement of one or more performance goals within the one-year period following such termination of employment shall remain outstanding for a period of one year following such termination of employment, subject at all times to the earlier expiration of the original term of such award, and if the applicable goals are achieved during such period, the award shall become fully vested and exercisable.

Equity-based Awards—The compensation committee will determine all of the terms and conditions of equity-based awards granted under the 2009 Plan, including whether the vesting or payment of an award will be subject to the attainment of performance goals. The performance goals that may be applied to awards under the equity incentive program under the 2009 Plan are the same as those discussed below under “—Cash Incentive Programs.”

Stock Options and Stock Appreciation Awards—The terms and conditions of stock options and stock appreciation rights granted under the 2009 Plan are determined by the compensation committee and set forth in an agreement between us and the 2009 Plan participant. Stock options granted under the 2009 Plan may be “incentive stock options” within the meaning of Section 422 of the Code or non-qualified stock options. Pursuant to the 2009 Plan, a stock appreciation right confers on the participant the right to receive an amount, in cash or shares of our common stock (in the discretion of the compensation committee), equal to the excess of the fair market value of a share of our common stock on the date of exercise over the exercise price of the stock appreciation right, and may be granted alone or in tandem with another award. No stock appreciation rights have been granted under the 2009 Plan. The exercise price of an option granted under the 2009 Plan will not be less than the fair market value of the common stock on the date of grant, unless otherwise provided by the compensation committee. The vesting of a stock option or stock appreciation right will be subject to conditions as determined by the compensation committee, which may include the attainment of performance goals.

Restricted Stock Awards—The terms and conditions of awards of restricted stock granted under the 2009 Plan are determined by the compensation committee and set forth in an agreement between the Company and the 2009 Plan participant. These awards are subject to restrictions on transferability which may lapse under circumstances as determined by the compensation committee, which may include the attainment of performance goals. Unless otherwise provided in the agreement, the holder of restricted stock will have the right to receive dividends on the restricted stock, which dividends will be subject to the same restrictions as the underlying award of restricted stock.

The 2009 Plan also provides for other equity-based awards, the form and terms of which will be as determined by the compensation committee, consistent with the purposes of the 2009 Plan. The vesting or payment of these awards may be made subject to the attainment of performance goals.

Cash Incentive Programs

Under the 2009 Plan, the compensation committee is authorized to grant annual and long-term cash awards to plan participants, including our executive officers. In general, with respect to cash awards intended to qualify as performance-based compensation under Section 162(m) of the Code, the maximum value of the total cash payment that any plan participant may receive under the 2009 Plan’s annual cash incentive program for any year is $2.5 million, and the maximum value of the total cash payment that any plan participant may receive under the 2009 Plan’s long-term cash incentive program for any one year of a long-term performance period is $2.5 million.

Payment of awards granted under the cash incentive programs may be made subject to the attainment of performance goals to be determined by the compensation committee in its discretion. With respect to awards intended to qualify as performance-based compensation under Section 162(m) of the Code, the compensation committee may base performance goals on one or more of the following business criteria applied to the Company, a subsidiary of the Company, a business unit, a product line or any combination thereof: (1) return on equity; (2) earnings per share; (3) net income (before or after taxes); (4) earnings before all or any of interest, taxes, depreciation and/or amortization; (5) operating income (6) cash flow; (7) return on assets; (8) market share; (9) cost reduction goals or levels of expenses, costs or liabilities; (10) earnings from continuing operations; or (11) any combination of one or more of the foregoing over a specified period. Such qualified performance-based goals may be expressed in terms of attaining a specified level of the particular criteria, the attainment of a percentage increase or decrease in the particular criteria, or may be applied to our performance, a subsidiary of ours, a business unit, product line, or any combination thereof, relative to a market index, a group of other companies (or their subsidiaries, business units or product lines), or a combination thereof. The compensation committee has the authority to make appropriate adjustments to such qualified performance goals to reflect the impact of extraordinary items (as defined in the 2009 Plan) not reflected in such goals.

Future grants under the 2009 Plan will be made at the discretion of the compensation committee and, accordingly, are not yet determinable. In addition, the value of the awards granted under the 2009 Plan will depend on a number of factors, including the fair market value of our common stock on future dates and the exercise decisions made by the participants and/or the extent to which any applicable performance goals necessary for vesting or payment are achieved. Consequently, it is not possible to determine the benefits that might be received by participants receiving discretionary grants under, or having their annual bonuses paid pursuant to, the 2009 Plan.

HUGHES Telematics, Inc. 2006 Stock Incentive Plan

Our 2006 Plan provides for share-based compensation awards, including incentive stock options, non-qualified stock options and share awards, to our officers, employees, non-employee directors and non-employee consultants. There are 3,047,900 shares of common stock authorized for issuance under the 2006 Plan. The 2006 Plan is administered by the compensation committee of our board of directors which determines eligibility, amount, and other terms and conditions of awards. Options awarded under the 2006 Plan generally have a term of ten years and an exercise price equal to or greater than the fair value of the underlying shares of common stock on the date of grant. Generally, half of each award vests in equal parts over a period of three years of continued employment or service to the Company. The remaining half of each award vests upon the achievement of certain pre-established performance goals set by our board of directors. In the event an option holder’s service to us is terminated for either (i) other than good reason, as defined in the 2006 Plan, before the fifth anniversary of the holder’s service to the Company or (ii) cause, we may repurchase any stock obtained through the exercise of a stock option within 180 days of such holder’s termination date at a price equal to the lesser of the fair market value of the stock on the date of termination or the exercise price of the stock option. In the event an option holder’s service is terminated for any of (i) good reason, as defined in the 2006 Plan, (ii) other than cause or (iii) following the fifth anniversary of such holder’s service to us, we may repurchase any stock obtained through the exercise of a stock option within 180 days of such holder’s termination date at a price equal to the fair market value of the stock on the date of termination. The 2006 Plan provides for the grant of equity-based awards, including restricted common stock, restricted stock units, stock options, stock appreciation rights and other equity based awards, as well as cash bonuses and long-term cash awards to our officers and other employees, advisors and consultants who are selected by the compensation committee.

How the Company Expects to Choose Amounts for Each Element of Compensation

Each executive’s current and prior compensation has been and is expected to be considered in setting future compensation. The elements of our compensation plan (e.g., base salary, bonus and stock options or restricted stock) are common to many companies. The exact base pay, option or stock grant, and bonus awarded by us is chosen in an effort to balance the competing objectives of fairness to all stakeholders and attracting and retaining executives and other senior managers. In an effort to preserve capital, HUGHES Telematics did not pay any cash bonuses to our executive officers for 2008, though Mr. Schneider received a cash bonus from Networkfleet. For additional information regarding the 2007 and 2008 compensation of our executive officers, please see the Summary Compensation Table below.

Grant Policies

We expect that future annual stock option grants to executive officers, including the named executive officers, and other employees will coincide with the meeting of the compensation committee following year-end, at which discretionary bonuses are considered. Except in the case of new hires, we do not expect the compensation committee generally to grant options on other dates. The grant date will be established when the compensation committee approves the grant. The exercise price of an option granted under the 2009 Plan will not be less than the fair market value of the common stock on the date of grant, unless otherwise provided by the compensation committee. If at the time of any planned option grant date any member of the board of directors or executive team is aware of material non-public information, we would not generally make the planned stock option grant. In such event, as soon as practical after material information is made public, the compensation committee will have a specially called meeting and/or otherwise take all necessary steps to authorize a stock option grant.

Accounting and Tax Considerations

We comply with SFAS No. 123(R), Share Based Payments. Under this accounting pronouncement, we are required to value stock options grants periodically under the fair value method and expense those amounts in the income statement over the stock option’s vesting period.

We have structured our compensation program to comply with Code Sections 162(m) and 409A. Under Section 162(m) of the Code, a limitation is placed on tax deductions of any publicly held corporation for individual compensation to certain executives of such corporation exceeding $1,000,000 in any taxable year, unless the compensation is performance-based. If an executive is entitled to nonqualified deferred compensation benefits that are subject to Section 409A, and such benefits do not comply with Section 409A, then the benefits are taxable in the first year they are not subject to a substantial risk of forfeiture. In such case, the executive is subject to regular federal income tax, interest and an additional federal income tax of 20% of the benefit includible in income.

Summary Compensation Table

The following table sets forth information concerning compensation for our principal executive officer, principal financial officer and its three other most highly compensated executive officers who were serving as executive officers as of December 31, 2008.

Name and Principal Position	Year	Salary	Bonus(1)	Option Awards(2)	All Other Compensation(3)	Total
Jeffrey A. Leddy	2008	$351,153	$0	$129,872	$11,196	$492,221
Chief Executive Officer	2007	310,000	175,000	11,000	3,847	499,847

Erik J. Goldman	2008	306,730	0	84,531	12,068	403,329
President	2007	225,000	225,000	7,160	10,877	468,037

Craig J. Kaufmann	2008	200,576	0	10,736	7,919	219,231
Vice President Finance and Treasurer	2007	165,000	75,000	16,084	5,444	261,528

Robert C. Lewis(4)	2008	202,307	0	10,824	8,755	221,886
General Counsel and Secretary	2007	89,490	25,000	15,739	8,142	138,371

Keith J. Schneider	2008	265,961	125,000	3,392	78,199	347,552
President, Networkfleet	2007	173,077	91,146	2,307	135,937	402,467

(1)	Mr. Schneider’s bonus for services provided in the year ended December 31, 2008 was granted in April 2009 and is reflected in 2008. Messrs. Leddy, Goldman, Kaufmann and Lewis did not receive a cash bonus for services provided in the year ended December 31, 2008. Bonuses for services provided in the year ended December 31, 2007 were granted in April 2008 and are reflected in 2007.

(2)	The amount shown in this column are the amounts that we recognized as compensation expense in the year shown pursuant to SFAS No. 123(R), except that in accordance with the rules of the SEC, these figures do not include estimates of forfeitures related to service-based vesting conditions. For a discussion of the assumptions used in the valuation under SFAS No. 123(R), see Note 10 to our consolidated financial statements on page F-40 of this prospectus.

(3)	Other compensation for Mr. Leddy includes (i) matching contributions to our 401(k) plan of $9,077 for 2008 and $358 for 2007, (ii) group term life insurance coverage in excess of $50,000 of $717 for 2008 and $690 for 2007 and (iii) reimbursements under a supplemental medical reimbursement insurance plan of $1,402 for 2008 and $2,799 for 2007. Other compensation for Mr. Goldman includes (i) matching contributions to the HUGHES Telematics 401(k) plan of $8,914 for 2008 and $6,490 for 2007, (ii) group term life insurance coverage in excess of $50,000 of $467 for 2008 and $450 for 2007 and (iii) reimbursements under a supplemental medical reimbursement insurance plan of $2,687 for 2008 and $3,937 for 2007. Other compensation for Mr. Kaufmann includes (i) matching contributions to the HUGHES Telematics 401(k) plan of $7,020 for 2008 and $4,760 for 2007, (ii) group term life insurance coverage in excess of $50,000 of $249 for 2008 and $240 for 2007 and (iii) reimbursements under a supplemental medical reimbursement insurance plan of $650 for 2008 and $444 for 2007. Other compensation for Mr. Lewis includes (i) matching contributions to the HUGHES Telematics 401(k) plan of $5,235 for 2008 and $2,481 for 2007, (ii) group term life insurance coverage in excess of $50,000 of $193 for 2008 and $164 for 2007 and (iii) reimbursements under a supplemental medical reimbursement insurance plan of $3,327 for 2008 and $5,497 for 2007. Other compensation for Mr. Schneider includes (i) group term life insurance coverage in excess of $50,000 of $414 for 2008 and $287 for 2007, (ii) reimbursement of certain relocation expenses of $135,650 for 2007 and (iii) reimbursement of taxes paid on amounts reimbursed for relocation expense of $77,785 for 2008.

(4)	Mr. Lewis was named Secretary in July 2006 but was not entitled to compensation for his services until he became our part-time employee in February 2007. Mr. Lewis became a full-time employee in May 2008.

(5)	Mr. Schneider was named President of Networkfleet on April 9, 2007. His salary in 2007 reflects a partial year.

2008 Grants of Plan Based Awards

During the year ended December 31, 2008, there were no equity awards granted to our executive officers.

Employment Agreements

Our named executive officers other than Mr. Schneider are at-will employees. We have not entered into agreements with them that provide for any material element of compensation, rather, such agreements provide for participation in our standard employee benefit plans and contain restrictive covenants concerning our confidential information.

Keith J. Schneider. Effective March 23, 2007, Networkfleet entered into a letter agreement with Keith J. Schneider concerning his employment. In addition to providing for a base salary of $250,000 per annum, Mr. Schneider’s letter agreement provides that he is eligible to receive a bonus following the end of each full calendar year during his employment, based upon achievement against both objective and subjective goals established by the board of directors of Networkfleet in its sole discretion (following consultation with him), in an amount equal to up to 50% of his salary. Mr. Schneider’s actual bonus for 2007 was pro-rated as he commenced employment with Networkfleet in April 2007. Mr. Schneider’s letter agreement provides that the board of directors of Networkfleet may consider granting an additional annual bonus if Mr. Schneider significantly exceeds the goals previously set. Information concerning the termination provisions of Mr. Schneider’s letter agreement is set forth below, at “Potential Payments Upon Termination or Change-in-Control.”

Outstanding Equity Awards

The following table summarizes the outstanding equity award holdings of our executive officers as of December 31, 2008.

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Jeffrey A. Leddy	28,032	56,064	403,567	$2.47	11/30/17(1)
Erik J. Goldman	21,024	42,048	302,675	$2.47	11/30/17(2)
Craig J. Kaufmann	2,803	2,803	37,064	$1.65	1/8/17(3)
	2,102	4,204	30,268	$2.47	11/30/17(4)
Robert C. Lewis	2,803	2,803	37,064	$1.65	3/9/17(5)
	2,102	4,204	30,268	$2.47	11/30/17(6)
Keith J. Schneider	2,803	5,606	64,740	$1.65	4/11/17(7)

(1)	This option award was granted on November 30, 2007 and vests as follows: (i) 365,748 shares vest in three equal installments on November 30, 2008, November 30, 2009 and November 30, 2010, provided that 281,032 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets within five years after closing of the Merger; and (ii) 121,915 shares vest upon the execution of an additional agreement with an additional automaker, provided that 93,883 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets prior to March 31, 2014.

(2)	This option award was granted on November 30, 2007 and vests as follows: (i) 274,311 shares vest in three equal installments on November 30, 2008, November 30, 2009 and November 30, 2010, provided that 211,239 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets within five years after closing of the Merger; and (ii) 91,436 shares vest upon the execution of an additional agreement with an additional automaker, provided that 70,412 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets prior to March 31, 2014.

(3)	This option award was granted on January 8, 2007 and vests as follows: (i) 24,384 shares vest in two equal installments on August 1, 2008 and August 1, 2009, provided that 18,778 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets within five years after closing of the Merger; and (ii) 18,286 shares vest upon the execution of an additional agreement with an additional automaker, provided that 14,081 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets prior to March 31, 2014.

(4)	This option award was granted on November 30, 2007 and vests as follows: (i) 27,432 shares vest in three equal installments on November 30, 2008, November 30, 2009 and November 30, 2010, provided that 21,126 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets within five years after closing of the Merger; and (ii) 9,142 shares vest upon the execution of an additional agreement with an additional automaker, provided that 7,040 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets prior to March 31, 2014.

(5)	This option award was granted on March 9, 2007 and vests as follows: (i) 24,384 shares vest in two equal installments on August 1, 2008 and August 1, 2009, provided that 18,778 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets within five years after closing of the Merger; and (ii) 18,286 shares vest upon the execution of an additional agreement with an additional automaker, provided that 14,081 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets prior to March 31, 2014.

(6)	This option award was granted on November 30, 2007 and vests as follows: (i) 27,432 shares vest in three equal installments on November 30, 2008, November 30, 2009 and November 30, 2010, provided that 21,126 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets within five years after closing of the Merger; and (ii) 9,142 shares vest upon the execution of an additional agreement with an additional automaker, provided that 7,040 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets prior to March 31, 2014.

(7)	This option award was granted on April 11, 2007 and vests as follows: (i) 36,576 shares vest in three equal installments on April 9, 2008, April 9, 2009 and April 9, 2010, provided that 28,167 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets within five years after closing of the Merger; and (ii) 36,573 shares vest on March 31, 2010 to the extent the EBITDA of Networkfleet exceeds $18.6 million for the year ended December 31, 2009, provided that 28,163 of these shares are earn-out options which are exercisable only upon the achievement of certain share price targets prior to March 31, 2014.

Option Exercises

No stock options were exercised by our executive officers during the year ended December 31, 2008.

Pension Benefits and Non-qualified Deferred Compensation

None of our executive officers participates in or has an account balance in qualified or non-qualified defined benefit pension plans or non-qualified defined contribution plans sponsored by us.

Potential Payments Upon Termination or Change-in-Control

We have entered into an employment agreement with Keith J. Schneider that provides for severance payments to be made in the event that Mr. Schneider’s employment is terminated by us without “cause” or if Mr. Schneider terminates his employment with us for “good reason” (both terms as defined in the agreement). In this event, Mr. Schneider would be entitled to severance pay equal to one year’s base salary and bonus, subject to Mr. Schneider’s execution and non-revocation of a release of claims in favor of us and our affiliates, and his agreement to make himself available for consultation and transition services for a 90-day period following such termination of employment. If Mr. Schneider’s employment with us had been terminated under qualifying circumstances on December 31, 2008, he would have been entitled to severance pay having an aggregate value not exceeding $397,500. Other material terms of Mr. Schneider’s employment agreement with us are set forth above in the section entitled “Compensation Discussion and Analysis—Employment Agreements.”

None of our executive officers is entitled to payment upon a change of control.

Director Compensation

The following table sets forth a summary of the compensation paid to each of HUGHES Telematics’ non-employee directors for the year ended December 31, 2008:

Name	Option Awards(1)	Total
Andrew D. Africk	16,234	$16,234
Matthew H. Nord	12,614	12,614

(1)	The amount shown in this column are the amounts that we recognized as compensation pursuant to SFAS No. 123(R), except that in accordance with the rules of the SEC, these figures do not include estimates of forfeitures related to service-based vesting conditions. For a discussion of the assumptions used in the valuation under SFAS No. 123(R), see Note 10 to our consolidated financial statements on page F-40 of this prospectus.

In 2008, Polaris Acquisition Corp. did not grant any awards or pay any compensation to its non-employee directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions

Hughes Network Systems

In July 2006, HNS, a wholly-owned subsidiary of HCI and an affiliate of Apollo, granted a limited license to us allowing us to use the HUGHES trademark. The license is limited in that we may use the HUGHES trademark only in connection with our business of automotive telematics and only in combination with the Telematics name. As partial consideration for the license, the agreement provides that HNS will be our preferred engineering services provider. The license is royalty-free, except that we agreed to commence paying a royalty to HNS in the event it no longer has a commercial or affiliated relationship with HNS. As contemplated by the license terms and while the definitive agreement governing the relationship was being negotiated, HNS provided engineering development services to us pursuant to an Authorization to Proceed. In January 2008, we executed a definitive agreement with HNS pursuant to which HNS is continuing to provide us with engineering development and manufacturing services. For the three months ended March 31, 2009 and the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 through December 31, 2006, HNS provided approximately $8.3 million, $30.9 million, $21.6 million and $1.6 million of services, respectively, to us. As of March 31, 2009 and December 31, 2008, we had an outstanding balance, not including the equipment financing discussed below, of approximately $3.6 million and $8.9 million, respectively, payable to HNS.

In October 2007, HNS entered into an agreement with us and a customer of ours, whereby HNS agreed to assume our rights and performance obligations under that agreement in the event that it failed to perform its obligations due to a fundamental cause such as bankruptcy or the cessation of its telematics business. In connection with that agreement, we entered into a letter agreement with HNS pursuant to which we agreed to take certain actions to enable HNS to assume its obligations in the event that such action is required. We believe that agreement terminated upon completion of the Merger.

In June 2008, we entered into an arrangement with HNS pursuant to which HNS purchased, on our behalf, certain production equipment for an aggregate amount of approximately $2.0 million. We will pay HNS at a rate of $4.94 per telematics hardware device manufactured using the equipment; provided that (i) we will pay HNS a minimum of $0.2 million under this arrangement by December 31, 2009 and (ii) we shall have paid HNS the balance of the amount owed under this arrangement plus all accrued interest by December 31, 2010. Interest will accrue on the outstanding balance at a rate of 11.00% per annum. We may pay the balance of the amount owed plus accrued interest in full at any time, and at the time the balance is paid in full, we will have the option to purchase the production test equipment from HNS for $1.00. As of March 31, 2009, we had an outstanding balance related to the equipment financing of approximately $2.2 million.

In March 2009, prior to the Merger, HCI purchased 1,300,000 shares of Series B Preferred Stock from us. The shares were issued to HCI in satisfaction of $13.0 million of trade receivables then currently owed by us to HNS. In addition, in connection with the Merger, HCI was also a party to the Escrow Agreement and the Shareholders Agreement.

HCI is controlled by Apollo. In addition, three members of our board of directors, including Mr. Leddy, our chief executive officer, and Messrs. Africk and Stone, board members affiliated with Apollo, are members of the board of managers of HNS and the board of directors of HCI. In addition, Mr. Leddy owns less than 1% of the equity of HCI as of March 31, 2009 and approximately 16.4% of the non-voting Class B membership interests of HNS.

Apollo

Communications LLC and AIF V PLASE are investment funds affiliated with Apollo.

In March 2008, we issued to Communications LLC a senior subordinated unsecured promissory note with a principal amount of $12.5 million and a maturity date of October 1, 2013. The note bears interest at a rate of 15.00% per annum which is compounded and added to the principal amount annually and is payable at maturity.

In December 2008, we issued AIF V PLASE (i) for aggregate consideration of $5.0 million, senior secured term indebtedness with a principal amount of $5.0 million and warrants to purchase 402,993 shares of common stock at an exercise price of $0.01 per share and (ii) a senior subordinated unsecured promissory note with a principal amount of $3.5 million and a maturity date of October 1, 2013.

In March 2009, AIF V PLASE, an affiliate of Apollo, purchased 1,200,000 shares of our New Series B Preferred Stock in exchange for $12.0 million of cash. In addition, in connection with the Merger, Apollo or certain of its affiliates became signatories to each of the Shareholders Agreement and the Escrow Agreement. Pursuant to the Escrow Agreement, Apollo serves as escrow representative.

Trivergance Business Resources and Trivergance, LLC

Trivergance Business Resources (“TBR”), an affiliate of Marc Byron, one of our directors, entered into a Services Agreement & Statement of Work with us on September 26, 2008. Pursuant to this agreement, TBR began providing us with marketing assessment and other research to aid in creating a world-class marketing and retention platform. We paid TBR a fee of $150,000 and reimbursed TBR for travel and certain other expenses incurred in connection with the engagement. Additionally, we entered into a letter agreement with TBR on November 4, 2008 to provide additional marketing services. Under the terms of the letter agreement, TBR agreed to provide the services in exchange for a $125,000 monthly draw against a per subscriber fee payable on certain subscribers acquired beginning in November 2008 and continuing through December 2010.

Mr. Byron is also an affiliate of Trivergance, LLC (“Trivergance”). For consulting and financial advisory services provided in connection with the sale of the New Series B Preferred Stock, we paid Trivergance approximately $1.3 million of cash and issued Trivergance a warrant to purchase 314,117 shares of Company common stock, comprised of 72,224 initial shares and 241,893 earn-out shares, at an equivalent exercise price of approximately $0.167 per share.

Mr. Byron was the former Chief Executive Officer of Polaris and served as a member of Polaris’ board of directors.

SkyTerra Communications

On August 1, 2006, we entered into an agreement with SkyTerra Communications, Inc. (“SkyTerra”), a former affiliate of Apollo, pursuant to which we received consulting services from three personnel of SkyTerra. The agreement allowed for such personnel to provide us up to an aggregate of 200 hours of service per month for a monthly fee of $25,000. The agreement was amended effective December 18, 2006 when our Chief Executive Officer and Vice President Finance, two of the SkyTerra personnel providing services to us, became our employees. The amended agreement provided that we would pay $8,000 per month to SkyTerra for the services of the remaining employee of SkyTerra who had been providing services to us. This amended agreement was terminated effective February 1, 2007 when that remaining SkyTerra employee, SkyTerra’s General Counsel and Secretary, became a part-time employee and General Counsel of ours, while continuing to serve part-time with SkyTerra. Also effective December 18, 2006, SkyTerra executed a second agreement with us pursuant to which our Vice President Finance was to provide services to SkyTerra in exchange for SkyTerra paying us $5,000 per month. This agreement terminated on March 31, 2007. During the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 through December 31, 2006, the Company incurred approximately $0, $0, and $0.2 million, of net expense, respectively, under these consulting agreements.

Mr. Leddy, our chief executive officer, is the former chief executive officer and president of SkyTerra and a former member of SkyTerra’s board of directors. Messrs. Africk and Stone, board members affiliated with Apollo, are also former members of SkyTerra’s board of directors.

Director Independence

Because our equity securities are traded on the OTC Bulletin Board, we are not subject to any director independence requirements that may apply if our common stock was listed a national securities exchange, such as the NYSE Amex. We are subject to the director independence requirements of Rule 10A-3 under the Exchange Act with respect to members of its Audit Committee. Prior to their appointment to our board of directors, each of Messrs. Lieberfarb, Hines and VanStekelenburg was determined by the Polaris board of directors to meet the independence requirements of both the NYSE Amex and Rule 10A-3 under the Exchange Act.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth the beneficial ownership as of July 23, 2009. The table sets forth the actual beneficial ownership of our common stock by the following individuals or entities:

•	each person who own more than 5% of the outstanding shares of our capital stock;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise indicated, each person or entity named in the tables is expected to have sole voting and investment power with respect to all shares of our capital stock shown as beneficially owned, subject to applicable community property laws.

As of July 23, 2009, 84,531,226 shares of our common stock were issued and outstanding, of which 58,498,131 were earn-out shares or sponsor earn-out shares placed in escrow pursuant to the Escrow Agreement, to be released contingent upon our common stock meeting specified share price targets over the five-year period following the closing of the Merger. The information presented under Column A in the table below reflects beneficial ownership excluding all shares subject to earn-out. Note that the beneficial ownership percentages under Column A do not reflect the voting power beneficially owned by these individuals and entities because their earn-out shares may be voted without restriction, which will have the net effect of increasing the voting power held by the stockholders holding such earn-out shares and decreasing the voting power held by other stockholders. The information presented under Column B in the table below reflects beneficial ownership including all shares subject to earn-out and reflects the voting power beneficially owned by the listed individuals and entities.

We have assumed no exercise of the outstanding warrants or options (other than, in the case of each individual or entity listed in the table below, warrants or stock options held by that individual or entity that will be exercisable for our common stock within 60 days of July 23, 2009).

	Column A			Column B
	Beneficial Ownership (Excluding Earn-out Shares)			Beneficial Ownership (Including Earn-out Shares)
Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Percentage of Outstanding Common Stock	Amount and Nature of Beneficial Ownership		Percentage of Outstanding Common Stock
Apollo Management V, L.P.	14,966,220	(2)	57.5%	60,467,284	(3)	71.5%
Wellington Management Company, LLP	6,977,027	(4)	25.2%	10,727,027	(5)	12.4%
Jeffrey A. Leddy	192,129	(6)	0.7%	567,664	(7)	0.7%
Erik J. Goldman	145,121	(8)	0.6%	497,185	(9)	0.6%
Craig J. Kaufmann	34,717	(10)	0.1%	84,007	(11)	0.1%
Robert C. Lewis	34,717	(12)	0.1%	84,007	(13)	0.1%
Keith J. Schneider	13,106	(14)	0.1%	31,884	(15)	0.0%
Andrew D. Africk	39,504	(16)	0.2%	51,240	(17)	0.1%
Marc V. Byron	1,662,343	(18)	6.2%	2,237,262	(19)	2.6%
Andrew P. Hines	36,000	(20)	0.1%	36,000	(20)	0.0%
Warren N. Lieberfarb	36,000	(20)	0.1%	36,000	(20)	0.0%
Steven Martinez	36,000	(21)	0.1%	36,000	(21)	0.0%
Matthew H. Nord	39,504	(22)	0.2%	51,240	(23)	0.1%
Aaron J. Stone	36,000	(24)	0.1%	36,000	(24)	0.0%
Mark VanStekelenburg	36,000	(20)	0.1%	36,000	(20)	0.0%
All current directors and executive officers as a group (13 individuals)	2,341,141	(25)	8.7%	3,784,489	(26)	4.4%

(1)	Unless otherwise indicated, the business address of the individuals who are our current officers and directors is 41 Perimeter Center East, Suite 400, Atlanta, Georgia 30346.

(2)	Includes (i) 12,373,560 shares of common stock held by Communications LLC, (ii) 1,292,660 shares of common stock held by AIF V PLASE and (iii) 1,300,000 shares of common stock held by HCI. Apollo Management V, L.P. (“Management V”) is the manager of Communications LLC and of AIF V PLASE. AIF V Management, LLC (“Management V GP”) is the general partner of Management V, and Apollo Management L.P. (“Management”), an SEC registered investment adviser, is the sole member and manager of Management V GP. Apollo Management GP, LLC (“Management GP”) is the general partner of Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP. The general partner of Management Holdings is Apollo Management Holdings GP, LLC (“Management Holdings GP”). Apollo Advisors V, L.P. (“Advisors V”) is the general partner of AIF V PLASE and Apollo Capital Management V, Inc. (“ACM V Inc.”) is the general partner of Advisors V. Apollo Principal Holdings, I GP, LLC (“Apollo Principal GP”) is the general partner of Apollo Principal Holdings, I, L.P., which is the sole stockholder of ACM V Inc. According to a Form 13D/A filed on March 20, 2009, Apollo Investment Fund IV, L.P. an affiliate of Apollo, controlled approximately 57.7% of the voting power of HCI. Leon Black, Joshua Harris and Marc Rowan are the principal executive officers and managers of Management Holdings GP and Apollo Principal GP, and as such may be deemed to exercise the voting and/or dispositive powers with respect to the shares owned by Communications LLC and AIF V PLASE. Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of any shares of common stock owned or to be received by Apollo, except to the extent of any pecuniary interest therein. The business address of Management V is One Manhattanville Road, Suite 201, Purchase, NY 10577.

(3)	Includes (i) the shares of common stock in footnote (2) above, (ii) 41,440,731 earn-out shares held by Communications LLC, (iii) 2,110,333 earn-out shares held by AIF V PLASE and (iv) 1,950,000 earn-out shares held by HCI.

(4)	Includes 5,314,827 shares of common stock held by investment advisory clients of Wellington Management Company, LLP (“Wellington Management”) and 1,662,200 shares of common stock issuable upon exercise of warrants held by investment advisory clients of Wellington Management. Wellington Management is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington Management, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts. The business address of Wellington Management Company, LLP is 75 State Street, Boston, MA 02109.

(5)	Includes the shares included in footnote (4) above and 3,750,000 earn-out shares held by investment advisory clients of Wellington Management.

(6)	Includes (i) 58,391 shares of common stock held by Mr. Leddy, (ii) 25,706 shares of common stock held by the Jeffrey A. Leddy Grantor Retained Annuity Trust, (iii) 80,000 shares of restricted common stock granted to Mr. Leddy under the 2009 Plan and (iv) 28,032 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days.

(7)	Includes (i) the shares of common stock in footnote (6) above, (ii) 195,560 earn-out shares held by Mr. Leddy, (iii) 86,091 earn-out shares held by the Jeffrey A. Leddy Grantor Retained Annuity Trust, and (iv) 93,884 shares of common stock issuable upon exercise of earn-out options that are exercisable within 60 days.

(8)	Includes (i) 84,097 shares of common stock held by Mr. Goldman, (ii) 40,000 shares of restricted common stock granted to Mr. Goldman under the 2009 Plan and (iii) 21,024 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days.

(9)	Includes (i) the shares of common stock in footnote (8) above, (ii) 281,651 earn-out shares held by Mr. Goldman and (iii) 70,413 shares of common stock issuable upon exercise of earn-out options that are exercisable within 60 days.

(10)	Includes (i) 7,009 shares of common stock currently held by Mr. Kaufmann, (ii) 20,000 shares of restricted common stock granted to Mr. Kaufmann under the 2009 Plan and (iii) 7,708 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days.

(11)	Includes (i) the shares of common stock in footnote (10) above, (ii) 23,470 earn-out shares held by Mr. Kaufmann and (iii) 25,820 shares of common stock issuable upon exercise of earn-out options that are exercisable within 60 days.

(12)	Includes (i) 7,009 shares of common stock currently held by Mr. Lewis, (ii) 20,000 shares of restricted common stock granted to Mr. Lewis under the 2009 Plan and (iii) 7,708 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days.

(13)	Includes (i) the shares of common stock in footnote (12) above, (ii) 23,470 earn-out shares held by Mr. Lewis and (iii) 25,820 shares of common stock issuable upon exercise of earn-out options that are exercisable within 60 days.

(14)	Includes 7,500 shares of restricted common stock granted to Mr. Schneider under the 2009 Plan and 5,606 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days.

(15)	Includes the shares of common stock in footnote (14) above and 18,778 shares of common stock issuable upon exercise of earn-out options that are exercisable within 60 days.

(16)	Includes 36,000 shares of restricted common stock granted to Mr. Africk under the 2009 Plan and 3,504 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days. Does not include any shares of common stock held by Communications LLC, HCI and AIF V PLASE, each of which is an affiliate of Apollo Advisors, L.P., of which Mr. Africk is a senior partner. Mr. Africk disclaims beneficial ownership of any shares of common stock owned by Apollo, except to the extent of any pecuniary interest therein.

(17)	Includes the shares of common stock in footnote (16) above, and 11,736 shares of common stock issuable upon exercise of earn-out options that are exercisable within 60 days.

(18)	Includes (i) 621,293 shares of common stock held by Byron Business Ventures XX, LLC, an entity controlled by Mr. Byron, (ii) 36,000 shares of restricted common stock granted to Mr. Byron under the 2009 Plan, (iii) 900,000 shares of common stock issuable upon exercise of insider warrants held by Byron Business Ventures XX, LLC and (iv) 105,050 shares of common stock held by Trivergance, an entity controlled by Mr. Byron.

(19)	Includes (i) the shares of common stock in footnote (18) above, (ii) 333,026 sponsor earn-out shares held by Byron Business Ventures XX, LLC and (iii) 241,893 earn-out shares held by Trivergance.

(20)	Includes shares of restricted common stock granted under the 2009 Plan.

(21)	Includes shares of restricted common stock granted to Mr. Martinez under the 2009 Plan. Does not include any shares of common stock held by Communications LLC, HCI and AIF V PLASE, each of which is an affiliate of Apollo Advisors, L.P., of which Mr. Martinez serves as a partner. Mr. Martinez disclaims beneficial ownership of any shares of common stock owned by Apollo, except to the extent of any pecuniary interest therein.

(22)	Includes 36,000 shares of restricted common stock granted to Mr. Nord under the 2009 Plan and 3,504 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days. Does not include any shares of common stock held by Communications LLC, HCI and AIF V PLASE, each of which is an affiliate of Apollo Advisors, L.P., of which Mr. Nord serves as a principal. Mr. Nord disclaims beneficial ownership of any shares of common stock owned by Apollo, except to the extent of any pecuniary interest therein.

(23)	Includes the shares of common stock in footnote (22) above, and 11,736 shares of common stock issuable upon exercise of earn-out options that are exercisable within 60 days.

(24)	Includes shares of restricted common stock granted to Mr. Stone under the 2009 Plan. Does not include any shares of common stock held by Communications LLC, HCI and AIF V PLASE, each of which is an affiliate of Apollo Advisors, L.P., of which Mr. Stone serves as a senior partner. Mr. Stone disclaims beneficial ownership of any shares of common stock owned by Apollo, except to the extent of any pecuniary interest therein.

(25)	Includes (i) 908,555 shares of common stock, (ii) 900,000 shares of common stock issuable upon the exercise of warrants, (iii) 455,500 shares of restricted common stock granted under the 2009 Plan and (iv) 77,086 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days.

(26)	Includes (i) the shares of common stock in footnote (25) above, (ii) 852,135 earn-out shares, (iii) 333,026 sponsor earn-out shares and (iv) 258,187 shares of common stock issuable upon exercise of earn-out options that are exercisable within 60 days.

DESCRIPTION OF SECURITIES

Common Stock

Authorized and Outstanding

We are authorized to issue up to 155,000,000 shares of common stock, par value $0.0001 per share, of which 84,531,226 shares are outstanding as of the date of this prospectus.

Voting Rights

Holders of our common stock have the right to cast one vote for each share of stock in their name on the books of our company, whether represented in person or by proxy, on all matters submitted to a vote of holders of common stock, including election of directors. There is no right to cumulative voting in election of directors. Except where a greater requirement is provided by statute, by our certificate of incorporation or by-laws, the presence, in person or by proxy duly authorized, of one or more holders of a majority of the outstanding shares of our common stock constitutes a quorum for the transaction of business. The vote by the holders of a majority of outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger, or amendment of our articles of incorporation.

Dividends

There are no restrictions in our certificate of incorporation or by-laws that prevent us from declaring dividends. We have not declared any dividends and do not plan to declare any dividends in the foreseeable future.

Preemptive Rights

Holders of our common stock are not entitled to preemptive rights, and no redemption or sinking fund provisions are applicable to our common stock. All outstanding shares of our common stock are, and the shares of common stock sold in the offering will when issued, be fully paid and non-assessable.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock, par value $0.0001 per share. No shares of preferred stock are outstanding as of the date of this prospectus.

Units and Warrants

On January 17, 2008, we completed our initial public offering of 15,000,000 units at $10.00 per unit. In conjunction with the consummation of the initial public offering, we sold an aggregate of 4,500,000 to certain existing stockholders on a private placement basis at a price of $1.00 per warrant, for an aggregate price of $4.5 million (the “insider warrants”). Each unit consists of one share of our common stock, $.0001 par value, and one redeemable common stock purchase warrant. Each warrant entitles the holder to purchase from us one share of common stock at an exercise price of $7.00 The warrants expire on January 10, 2012 at 5:00 p.m., New York City time, or upon earlier redemption by us: (1) in whole and not in part; (2) at a price of $0.01 per warrant at any time after the warrants become exercisable; (3) upon not less than 30 days’ prior written notice of redemption; and (4) if, and only if, the reported last sale price of the common stock equals or exceeds $14.25 per share, for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption. The “insider warrants” are identical to warrants underlying the units sold in our initial public offering except that if the warrants are called for redemption, the insider warrants will be exercisable on a cashless basis so long as they are still held by the purchasers or their affiliates.

Shareholders’ Agreement

Immediately prior to the consummation of the Merger, Polaris, the initial shareholders of Polaris, and certain securityholders of Old HTI, including those selling stockholders who were holders of Old HTI’s Series B Preferred Stock (“Series B Selling Stockholders”), entered into the Shareholders’ Agreement.

The Series B Selling Stockholders agreed not to transfer any shares of our common stock issued to them in the Merger for a period of six months after the closing of the Merger, with certain limited exceptions for private transfers (e.g., to family members) where the transferee agrees to be bound by the terms of the lock-up exceptions. The holders of Old HTI’s common stock party to the Shareholders’ Agreement agreed not to transfer any shares of our common stock, including shares of our common stock underlying stock options, issued to them in the Merger for a period of two years after the closing of the Merger, with certain limited exceptions for private transfers (e.g., to family members) where the transferee agrees to be bound by the terms of the lock-up exceptions. Polaris’ initial stockholders agreed not to transfer any shares of our common stock for a period of one year after the closing of the Merger, with certain limited exceptions for private transfers (e.g., to family members) where the transferee agrees to be bound by the terms of the lock-up exceptions.

Additionally, Polaris’ initial stockholders and holders of Old HTI’s common stock agreed not to transfer, as applicable, (i) any sponsor earn-out shares or (ii) any earn-out shares, including shares of our common stock underlying earn-out options, issued to them in the Merger and placed in escrow pursuant to the escrow agreement, until:

•

with respect to shares released from escrow between the first and second anniversaries (including the second anniversary) of the closing of the Merger, upon the achievement of the share price target for the first tranche of earn-out shares, one year following the distribution of these securities from escrow; and

•

with respect to any other shares released from escrow (including sponsor earn-out shares and earn-out shares in the first tranche that are not released on or before the second anniversary of the closing of the Merger), the earlier of (i) six months following the distribution of these shares from escrow and (ii) the fifth anniversary of the closing of the Merger.

All of the holders of Old HTI’s common stock are subject to these transfer restrictions except for one non-employee, unaffiliated stockholder of HUGHES Telematics, who owned fewer than 50,000 shares of our common stock at the closing of the Merger (including earn-out shares). Parties to the Shareholders’ Agreement may vote the earn-out shares, escrowed indemnity shares and sponsor earn-out shares, as applicable, without restriction while they remain in escrow.

The parties to the Shareholders’ Agreement agreed that in the event Marc V. Byron, one of our directors, resigns, is removed, or is unable to serve on our board of directors while earn-out shares or escrowed indemnity shares remain in escrow (the “escrow period”), we will nominate a replacement designated by Polaris’ initial stockholders (as determined by a majority-in-interest of such stockholders) and parties to the Shareholders’ Agreement will vote their shares in favor of Marc V. Byron or a replacement director designated by Polaris’ initial stockholders until the earlier of (i) the termination of the escrow period and (ii) the date when Polaris’ initial stockholders hold less that 50% of the outstanding shares of our common stock held by Polaris’ initial stockholders at the closing of the Merger.

The Shareholders’ Agreement also provides for certain registration rights beginning after the expiry of the applicable transfer restrictions for the shares of our common stock issued to the Series B Selling Stockholders and holders of Old HTI’s common stock in the Merger, the shares of our common stock held by Polaris’ initial stockholders, the Polaris warrants and shares of Polaris common stock underlying such warrants (the “registerable securities”). Under the Shareholders’ Agreement, the Series B Selling Stockholders, holders of Old HTI’s common stock and Polaris’ initial stockholders are afforded demand rights, shelf registration rights and “piggyback” rights.

Pursuant to the Shareholders’ Agreement, we are required to file the registration statement of which this prospectus forms a part covering all of the shares of our common stock received by the Series B Selling Stockholders in connection with the Merger. Additionally, the Series B Selling Stockholders are entitled to “piggyback” rights and are separately entitled to two demand registrations and may demand an underwritten offering beginning on March 31, 2010. If we fail to meet our obligation to have this registration statement declared effective within six months of the closing of the Merger, the Series B Selling Stockholders will be entitled to receive, at our election, cash or additional shares of our common stock, equal in value to (i) $0.10 multiplied by (ii) the number of shares of our common stock held by such purchasers, on September 30, 2009 and for every 30-day period that such shelf registration statement has not been declared effective and/or a proportionate fraction of such amount for any delay period or additional delay period of less than 30 days.

Holders of Old HTI’s common stock holding a majority-in-interest of the such stockholders’ registerable securities and Polaris’ initial stockholders holding a majority-in-interest of such stockholders’ registerable securities will be able to make written demands to us to register all or any portion of their respective registerable securities at any time after the expiry of the applicable transfer restrictions and will also be able to make shelf takedown demands for their respective registerable securities at any time after we have become eligible to file registration statements on Form S-3 and after the expiry of the applicable transfer restrictions. We are not required to (i) effect more than two demand registrations and two shelf takedown demands initiated by Polaris’ initial stockholders or four demand registrations and four shelf takedown demands initiated by holders of Old HTI’s common stock or (ii) effect a demand registration or shelf takedown for Polaris’ initial stockholders if the value of registerable securities in the proposed registration or shelf takedown is less than $2.0 million, or effect a demand registration or shelf takedown for the holders of Old HTI’s common stock if the value of registerable securities in the proposed registration or shelf takedown is less than $20.0 million. The demand notice and demand registration are subject to customary limitations on demands, cutbacks, withdrawals and underwriters. Holders of Old HTI’s common stock and Polaris’ initial stockholders will have unlimited “piggyback” rights after the expiry of the applicable transfer restrictions, subject to customary restrictions. Securities will cease to be registerable pursuant to the Shareholders’ Agreement once they are saleable under Rule 144 and not subject to the volume restrictions therein.

We agreed to indemnify the parties to the Shareholders’ Agreement from any losses arising out of, or based upon, any untrue statement of a material fact contained in any registration statement or prospectus, any omission to state a material fact therein or necessary to make the statements therein not misleading or any violation by us of the Securities Act. However, the SEC has taken the position that indemnification for liabilities arising under the Securities Act of 1933 is against public policy and unenforceable. The Shareholders’ Agreement will terminate (i) with respect to the securityholders of Old HTI, on the date when the securityholders of Old HTI together hold less than 10% of the outstanding our common stock, and (ii) with respect to all parties, on the date of a change of control of our company. The registration rights of the securityholders of Old HTI and Polaris’ initial stockholders, as applicable, will survive until such holders no longer own any of our common stock (or, with respect to Polaris’ initial stockholders, any warrants). The indemnification provisions will survive the termination of the Shareholders’ Agreement.

Amended and Restated Co-sale and Stock Restriction Agreement

In connection with the private financings that we consummated between March 2008 and March 2009, we entered into the Co-Sale Agreement with the selling stockholders. The provisions of the Co-Sale Agreement that provided for “piggyback” registration rights with respect to the common stock held by the selling stockholders survived the consummation of the Merger. In connection with the “piggyback” registration rights provided to the selling stockholders, we agreed to indemnify the selling stockholders from any losses arising out of, or based upon, any untrue statement of a material fact contained in any registration statement or prospectus, any omission to state a material fact therein or necessary to make the statements therein not misleading insofar as such registration statement or prospectus included securities requested to be registered pursuant to the Co-Sale

Agreement. We are not required to provide indemnification for any losses arising out of, or based upon, any untrue statement of a material fact contained in any registration statement or prospectus, any omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformance with information furnished in writing or on behalf of any selling stockholder to us expressly for use in the registration statement or prospectus.

Stock Incentive Plans

Our 2006 Plan provides for share-based compensation awards, including incentive stock options, non-qualified stock options and share awards, to our officers, employees, non-employee directors and non-employee consultants. There are 3,047,900 shares of common stock authorized for issuance under the 2006 Plan. The 2006 Plan is administered by the compensation committee of our board of directors which determines eligibility, amount, and other terms and conditions of awards. Options awarded under the 2006 Plan generally have a term of ten years and an exercise price equal to or greater than the fair value of the underlying shares of common stock on the date of grant. Generally, half of each award vests in equal parts over a period of three years of continued employment or service to the Company. The remaining half of each award vests upon the achievement of certain pre-established performance goals set by our board of directors. In the event an option holder’s service to us is terminated for either (i) other than good reason, as defined in the 2006 Plan, before the fifth anniversary of the holder’s service to the Company or (ii) cause, we may repurchase any stock obtained through the exercise of a stock option within 180 days of such holder’s termination date at a price equal to the lesser of the fair market value of the stock on the date of termination or the exercise price of the stock option. In the event an option holder’s service is terminated for any of (i) good reason, as defined in the 2006 Plan, (ii) other than cause or (iii) following the fifth anniversary of such holder’s service to us, we may repurchase any stock obtained through the exercise of a stock option within 180 days of such holder’s termination date at a price equal to the fair market value of the stock on the date of termination.

In March 2009, we adopted the 2009 Plan which provides for the grant of equity-based awards, including restricted common stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards, as well as cash bonuses and long-term cash awards to directors, officers, employees, advisors and consultants of us and our subsidiaries who are selected for participation in the 2009 Plan. There are 2,500,000 shares of common stock authorized for issuance under the 2009 Plan. The 2009 Plan is administered by the compensation committee of our board of directors which determines eligibility, amount, and other terms and conditions of awards.

Transfer Agent

Our transfer agent is Continental Stock Transfer & Trust Company.

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Robert C. Lewis, Esq., our general counsel.

EXPERTS

The financial statements as of December 31, 2008 and 2007 and for each of the two years ended December 31, 2008 and for the period from January 9, 2006 (Inception) to December 31, 2006 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which is part of a registration statement filed with the SEC, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information with respect to us and the common stock offered by this prospectus, please see the registration statement and exhibits filed with the registration statement.

You may also read and copy any materials we have filed with the SEC at the SEC’s public reference room, located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings, including reports, proxy statements and other information regarding issuers that file electronically with the SEC, are also available to the public at no cost from the SEC’s website at http://www.sec.gov. You also may request a copy of the registration statement and these filings by writing or calling us at 41 Perimeter Center East, Suite 400, Atlanta, Georgia 30346, telephone number (770) 391-6400.

No person is authorized to give any information or to make any representation other than those contained in this prospectus, and if made such information or representation must not be relied upon as having been given or authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful. The delivery of this prospectus will not, under any circumstances, create any implication that the information is correct as of any time subsequent to the date of this prospectus.

HUGHES TELEMATICS, INC.

INDEX TO FINANCIAL STATEMENTS

Page
Interim Financial Statements

Condensed Consolidated Balance Sheets as of March 31, 2009 (Unaudited) and December 31, 2008	F-2

Condensed Consolidated Statements of Operations (Unaudited) for the Three Months Ended March 31, 2009 and 2008	F-3

Condensed Consolidated Statements of Cash Flows (Unaudited) for the Three Months Ended March 31, 2009 and 2008	F-4

Condensed Consolidated Statement of Changes in Stockholders’ Equity (Deficit) (Unaudited) for the Three Months Ended March 31, 2009	F-5

Notes to Condensed Consolidated Financial Statements (Unaudited)	F-6

Annual Financial Statements

Report of Independent Registered Public Accounting Firm	F-20

Consolidated Balance Sheets as of December 31, 2008 and 2007	F-21

Consolidated Statements of Operations for the Years Ended December 31, 2008 and 2007 and the Period from January 9, 2006 (Inception) to December 31, 2006	F-22

Consolidated Statements of Cash Flows for the Years Ended December 31, 2008 and 2007 and the Period from January 9, 2006 (Inception) to December 31, 2006	F-23

Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the Years Ended December 31, 2008 and 2007 and the Period from January 9, 2006 (Inception) to December 31, 2006	F-24

Notes to Consolidated Financial Statements	F-25

HUGHES TELEMATICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands, except share data)

	March 31, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$141,556	$17,837
Restricted cash	—	5,333
Accounts receivable, net	4,402	5,697
Inventories	2,266	2,014
Prepaid expenses	567	967
Deferred income taxes	87	116
Other current assets	439	974

Total current assets	149,317	32,938
Restricted cash	3,750	3,750
Property and equipment, net	24,603	21,341
Capitalized software	21,155	16,749
Intangible assets, net	15,566	16,419
Goodwill	5,169	5,169
Debt issuance costs	5,766	6,086
Other assets	10,647	6,530

Total assets	$235,973	$108,982

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$11,991	$16,158
Accrued liabilities	9,539	6,237
Deferred revenue	381	480
Stock repurchase obligation	74,356	—
Current portion of capital lease obligations	1,756	1,738
Other current liabilities	326	361

Total current liabilities	98,349	24,974
Series A Redeemable Preferred Stock (Note 6)	—	62,092
Long-term debt	70,108	66,596
Capital lease obligations	5,192	5,593
Deferred income taxes	87	116
Other liabilities	528	281

Total liabilities	174,264	159,652

Commitments and contingencies (Note 11)

Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value, Authorized 10,000,000 shares, no shares issued and outstanding at March 31, 2009	—	—
Common stock, $0.0001 par value, Authorized 155,000,000 shares; issued and outstanding 91,184,812 and 22,778,792 shares at March 31, 2009 and December 31, 2008, respectively	9	2
Additional paid-in capital	410,612	42,964
Accumulated deficit	(274,556)	(93,636)
Stock repurchase obligation	(74,356)	—

Total stockholders’ equity (deficit)	61,709	(50,670)

Total liabilities and stockholders’ equity (deficit)	$235,973	$108,982

The accompanying notes are an integral part of these condensed consolidated financial statements.

HUGHES TELEMATICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except share data)

	Three Months Ended March 31,
	2009	2008
Revenues:
Services	$5,320	$3,375
Hardware	2,229	2,600

Total revenues	7,549	5,975

Costs and expenses:
Cost of services	1,623	1,341
Cost of hardware sold	1,774	2,098
Research and development	9,048	7,145
Sales and marketing	2,344	1,639
General and administrative	7,623	3,853

Total costs and expenses	22,412	16,076

Loss from operations	(14,863)	(10,101)
Interest income	24	158
Interest expense	(3,573)	(928)
Change in fair value of derivative instruments	(62,316)	—

Loss before income taxes	(80,728)	(10,871)
Income tax benefit	55	—

Net loss	(80,673)	(10,871)
Deemed dividend on and accretion of convertible preferred stock	(56,619)	—

Net loss attributable to common stockholders	$(137,292)	$(10,871)

Basic and diluted loss per common share	$(27.88)	$(2.31)

Basic and diluted weighted average common shares outstanding	4,924,114	4,712,501

The accompanying notes are an integral part of these condensed consolidated financial statements.

HUGHES TELEMATICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Three Months Ended March 31,
	2009	2008
Cash flows from operating activities:
Net loss	$(80,673)	$(10,871)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,898	1,296
Change in fair value of derivative instruments	62,316	—
Interest expense on Series A Redeemable Preferred Stock	496	911
Interest expense on long-term debt and capital leases	1,975	14
Amortization of debt issuance costs and discounts on long-term debt	1,102	4
Share-based compensation expense	100	130
Changes in assets and liabilities, net of acquisitions:
Accounts receivable, net	1,295	116
Inventories	(252)	(100)
Prepaid expenses and other assets	(3,127)	(4,453)
Accounts payable and accrued and other liabilities	9,102	886
Deferred revenue	(99)	153

Net cash used in operating activities	(5,867)	(11,914)

Cash flows from investing activities:
Purchases of property and equipment	(3,915)	(286)
Increase in capitalized software	(3,766)	(1,266)
Decrease (Increase) in restricted cash	5,333	(5,000)

Net cash used in investing activities	(2,348)	(6,552)

Cash flows from financing activities:
Proceeds from merger with Polaris Acquisition Corp.	97,242	—
Proceeds from the issuance of Series B Convertible Preferred Stock	37,000	—
Payment of fees related to issuance of Series B Convertible Preferred Stock	(1,780)	—
Repayment of capital lease obligations	(528)	—
Proceeds from issuance of long-term debt	—	32,500
Payments of debt issuance costs	—	(1,520)
Redemption of Series B Redeemable Preferred Stock	—	(5,000)

Net cash provided by financing activities	131,934	25,980

Net increase in cash and cash equivalents	123,719	7,514
Cash and cash equivalents, beginning of period	17,837	22,017

Cash and cash equivalents, end of period	$141,556	$29,531

Supplemental noncash disclosure:
Issuance of Series B Convertible Preferred Stock in exchange for a trade payable	$13,000	$—
Issuance of common stock in connection with the exercise of warrants using shares of Series A Redeemable Preferred Stock	$207,218	$—
Issuance of common stock in exchange for Series A Redeemable Preferred Stock	$20,000	$—
Issuance of common stock in exchange for Series B Redeemable Preferred Stock	$109,750	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

HUGHES TELEMATICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

(In thousands, except share data)

			Additional Paid-In Capital	Accumulated Deficit	Stock Repurchase Obligation	Total Stockholders’ Equity (Deficit)	Comprehensive Income
	Common Stock
	Shares	Amount
Balance, December 31, 2008	22,778,782	$2	$42,964	$(93,636)	$—	$(50,670)
Cumulative effect of change in accounting principle (see Note 4)	—	—	(33,639)	(100,247)	—	(133,886)
Issuance of warrant to advisor in connection with the sale of the Series B Convertible Preferred Stock	—	—	2,099	—	—	2,099
Issuance of common stock and recapitalization in connection with merger with Polaris Acquisition Corp.	14,082,663	2	94,004	—	(74,356)	19,650
Issuance of common stock in connection with the exercise of warrants	6,296,473	1	37,027	—	—	37,028
Issuance of common stock in connection with the exercise of warrants using shares of Series A Redeemable Preferred Stock	33,526,894	3	207,215	—	—	207,218
Issuance of common stock in exchange for Series A Redeemable Preferred Stock	2,000,000	—	20,000	—	—	20,000
Extinguishment of Series A Redeemable Preferred Stock prior to mandatory redemption date	—	—	(12,288)	—	—	(12,288)
Issuance of common stock in exchange for Series B Convertible Preferred	12,500,000	1	109,749	—	—	109,750
Deemed dividend on and accretion of Series B Convertible Preferred Stock	—	—	(56,619)	—	—	(56,619)
Share-based compensation expense	—	—	100	—	—	100
Net loss	—	—	—	(80,673)	—	(80,673)	$(80,673)

Balance, March 31, 2009	91,184,812	$9	$410,612	$(274,556)	$(74,356)	$61,709

The accompanying notes are an integral part of these condensed consolidated financial statements.

HUGHES TELEMATICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(1)	Description of Business

HUGHES Telematics, Inc. (the “Company”) is developing an embedded, end-to-end telematics solution which is being marketed to automakers. The Company’s technology allows for two-way communications with a vehicle which supports numerous applications including safety and security services, remote vehicle diagnostics, remote emissions monitoring and other location-based services. Through its Networkfleet, Inc. (“Networkfleet”) subsidiary, the Company also provides an aftermarket wireless fleet management solution targeted to the local fleet market.

On March 31, 2009, pursuant to the terms of the Agreement and Plan of Merger dated June 13, 2008 (as amended and restated on November 10, 2008 and March 12, 2009, the “Merger Agreement”), Hughes Telematics, Inc. (“Old HTI”), a privately held company, and Polaris Acquisition Corp. (“Polaris”), a publicly held blank check company, consummated the merger (the “Merger”) whereby Old HTI merged with and into a wholly owned direct subsidiary of Polaris with Old HTI as the surviving corporation, and immediately thereafter, Old HTI merged with and into Polaris, with Polaris as the surviving corporation. In connection with the Merger, Polaris changed its name from “Polaris Acquisition Corp.” to “HUGHES Telematics, Inc.” Notwithstanding the legal form of the Merger, Old HTI was deemed the acquiring entity for accounting purposes (see Note 2). Accordingly, as used throughout these condensed consolidated financial statements, “HUGHES Telematics” or the “Company” refers to the business, operations and financial results of (i) Old HTI prior to the closing of the Merger and (ii) HUGHES Telematics, Inc. subsequent to the closing of the Merger, as the context requires.

(2)	Merger with Polaris Acquisition Corp.

On March 31, 2009, pursuant to the Merger Agreement, Old HTI and Polaris consummated the Merger. Upon closing of the Merger, the outstanding equity securities of Old HTI were exchanged for an aggregate of 77,102,149 shares of Company common stock, comprised of 19,854,018 initial shares and 57,248,131 earn-out shares. In addition, all options exercisable for Old HTI common stock issued and outstanding immediately prior to the Merger were exchanged for options exercisable for an aggregate of 2,274,935 shares of Company common stock, which includes 1,751,859 earn-out options. The earn-out shares, which were issued into escrow, will be released to the Old HTI stockholders and the earn-out options will be eligible to be exercised, according to their terms, by the optionholders, each in three tranches, upon the trading share price of the Company’s common stock reaching at least $20.00, $24.50 and $30.50 (as may be adjusted or amended in accordance with the escrow agreement) within certain measurement periods over the five-year period following the closing of the Merger. The Old HTI stockholders placed 5,782,661 shares of Company common stock, comprised of 1,489,053 initial shares and 4,293,608 earn-out shares, in escrow until June 30, 2010 to indemnify the Company for the payment of indemnification claims that may be made as a result of breaches of Old HTI’s covenants, representations and warranties in the Merger Agreement. Pursuant to the Merger Agreement, the Polaris founders agreed to deposit an aggregate of 1,250,000 shares of their Company common stock into escrow at closing with such shares being released upon the achievement of the first share price target between the first and fifth anniversary of closing. Upon consummation of the Merger, the Polaris founders also transferred an aggregate of 168,000 shares of common stock to the Company with such shares to be cancelled.

Immediately prior to the consummation of the Merger, Old HTI extinguished its outstanding shares of Series A Redeemable Preferred Stock (the “Series A Preferred Stock”) through (i) the exercise by Communications Investors LLC (“Communications LLC”), an affiliate of Apollo Global Management LLC (“Apollo”) of outstanding warrants to purchase common stock of Old HTI using shares of Series A Preferred Stock with an aggregate face value of $55.0 million with such shares of Old HTI common stock being subsequently exchanged in connection with the Merger for 33,526,894 shares of Company common stock, comprised of 7,708,863 initial shares and 25,818,031 earn-out shares and (ii) the exchange of shares of Series A

Preferred Stock with an aggregate face value of $20.0 million for shares of Old HTI common stock which were subsequently exchanged in connection with the Merger for 2,000,000 shares of Company common stock, comprised of 459,861 initial shares and 1,540,139 earn-out shares. In connection with the Merger, all outstanding shares of Old HTI Series B Convertible Preferred Stock (the “Series B Preferred Stock”) were exchanged for an aggregate of 12,500,000 shares of Company common stock, comprised of 5,000,000 initial shares and 7,500,000 earn-out shares.

In order to consummate the Merger, the Company agreed to purchase an aggregate of 7,439,978 shares of Polaris common stock from a limited number of institutional shareholders in separate and privately negotiated transactions which were executed prior to the conclusion of the special meeting in which Polaris’ shareholders voted on the Merger. In order to consummate these private purchases following the Merger, the Company used funds released from the Polaris trust account and funds received from the sale of Series B Preferred Stock. In addition, Polaris stockholders holding an aggregate of 4,499,337 shares of common stock exercised their right to convert their stock into a pro rata share of the funds held in the trust account.

In connection with the Merger, pursuant to certain letter agreements dated March 12, 2009, the Company was obligated to issue, and certain of Polaris’ financial advisors agreed to accept, an aggregate of 226,592 shares of Company common stock in lieu of cash compensation to such advisors for services rendered to Polaris. The obligation to issue such shares in lieu of cash payments was conditioned upon consummation of the Merger and other factors that were not determinable until the conclusion of the special meeting. On May 6, 2009, the Company issued such shares to the advisors.

Notwithstanding the legal form of the transaction, the Merger has been accounted for under the purchase method of accounting as a reverse acquisition, equivalent to a recapitalization, through the issuance of stock by Old HTI for the net monetary assets of Polaris. The determination of Old HTI as the accounting acquirer was made based on consideration of all quantitative and qualitative factors of the Merger, including significant consideration given to the fact that following consummation of the Merger (i) the stockholders of Old HTI control a majority of the voting power of the Company, (ii) the controlling stockholder of Old HTI prior to the Merger, together with its affiliates, controls approximately 72% of the voting power of the Company and has the right to select a majority of the members of the Company’s board of directors and (iii) the management of Old HTI continued in all executive officer and other senior management positions of the Company and, accordingly, has day-to-day authority to carry out the business plan after the Merger. Accordingly, the historical financial statements of the Company prior to March 31, 2009 are the historical financial statements of Old HTI. The consolidated financial statements of Old HTI have been retroactively restated to reflect the recapitalization of Old HTI with the 77,102,149 shares of Company common stock issued to Old HTI equity holders in connection with the Merger.

The following table presents the net assets of Polaris acquired in connection with the Merger:

March 31, 2009
(in thousands)
Cash	$97,242
Accounts payable and accrued liabilities	(3,236)

Net assets acquired	$94,006

(3)	Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared by the Company in accordance with United States generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X and include the accounts of the Company and its wholly-owned subsidiary Networkfleet. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments, consisting only of those of a normal recurring nature, necessary for a fair presentation of the Company’s financial position, results of operations and cash flows at the dates and for the periods indicated. While the Company believes that disclosures presented are adequate to make the information not misleading, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008 and the related notes thereto which have been included in a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 6, 2009. The results of the three months ended March 31, 2009 are not necessarily indicative of the results to be expected for the full year. All intercompany balances and transactions have been eliminated.

During the three months ended March 31, 2009, the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 to December 31, 2006, the Company incurred a net loss of approximately $80.7 million, $57.5 million, $32.3 million and $3.8 million, respectively, and used cash in operations of approximately $5.9 million, $39.1 million, $23.6 million and $2.8 million, respectively. As a result of the Company’s historical net losses and its limited capital resources, the Company’s independent registered public accounting firm’s report on the Company’s financial statements as of and for the year ended December 31, 2008 includes an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern. As of March 31, 2009, the Company had unrestricted cash and cash equivalents of approximately $67.2 million (net of the $74.4 million of cash used to repurchase common stock in April 2009) and an accumulated deficit of approximately $274.6 million. Management believes that, following the issuance and sale of the Series B Preferred Stock and the consummation of the Merger and considering the repurchase of common stock following consummation of the Merger, the cash and cash equivalents on hand will allow the Company to continue operations beyond the next twelve months. There is no assurance that the Company will be successful in obtaining additional financing to fund its operations beyond such period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(4)	Recently Adopted Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). This standard defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued Staff Position No. 157-2 (“FSP 157-2”) which delays the effective date of SFAS 157 by one year for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis. Those assets and liabilities measured at fair value under SFAS 157 as of March 31, 2009 and December 31, 2008 did not have a material impact on the Company’s financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”), which revised the guidance contained in SFAS No. 141, Business Combinations. Significant revisions include: (i) all transaction costs related to a business combination are to be expensed when incurred; (ii) certain contingent assets and liabilities purchased in a business combination are to be measured at fair value; (iii) contingent consideration (earn-out arrangements) paid in connection with a business combination are to be measured at fair value depending on the structure of the arrangements; and (iv) subsequent material adjustments made to the purchase price allocation will be recorded back to the acquisition date, which will cause revision of previously issued financial statements when reporting comparative period financial information in subsequent financial statements. SFAS 141(R) is effective for business combinations that are completed on or after January 1, 2009. As of December 31, 2008, the Company had incurred approximately $0.9 million in transaction costs related to the Merger which are included in other current assets in the accompanying condensed consolidated balance sheets. Upon adoption of SFAS 141(R), the Company expensed such transaction costs which are included in general and administrative expense in the accompanying condensed consolidated statements of operations for the three months ended March 31, 2009.

In June 2008, the EITF issued Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock (“EITF 07-5”), which provides guidance on determining what types of instruments or embedded features in an instrument held by a reporting entity can be considered indexed to its own stock. Under EITF 07-5, a company first evaluates any contingent exercise provisions based on the guidance that was originally issued in EITF Issue No. 01-6, and second, evaluates the instruments’ settlement provisions. EITF 07-5 is effective for fiscal periods beginning after December 15, 2008. Based on an evaluation of EITF 07-5, the Company determined that the warrants issued in connection with the issuance of the Series A Preferred Stock and the warrants issued in connection with the issuance of the senior secured term indebtedness contained provisions which, in accordance with EITF 07-5, indicated that the warrants were not indexed to HUGHES Telematics stock. Accordingly, upon the adoption of EITF 07-5, the Company reclassified the $133.9 million fair value of the warrants from equity to a liability and recorded such amount as a cumulative effect of a change in accounting principle as of January 1, 2009. The Company also determined that the automatic exchange feature of the Series B Preferred Stock pursuant to which the Series B Preferred Stock would be directly exchanged for shares of Polaris common stock in connection with the Merger should be considered a separate derivative instrument as, pursuant to guidance provided in EITF 07-5, the exchange provision was not considered indexed to HUGHES Telematics stock but rather indexed to Polaris stock. The Company recognized a charge of approximately $62.3 million in the three months ended March 31, 2009 related to the increase in fair market value of these instruments during such period. As the warrants were exercised and the Series B Preferred Stock was extinguished in connection with the Merger, the Company will not record additional charges in future periods related to these instruments.

(5)	Long-Term Debt

The components of long-term debt were as follows:

	March 31, 2009	December 31, 2008
	(in thousands)
Senior secured term indebtedness	$56,320	$53,572
Senior subordinated unsecured promissory note	13,788	13,024

Total long-term debt	$70,108	$66,596

Senior Secured Term Indebtedness

On March 31, 2008, HUGHES Telematics entered into a credit agreement (as amended and restated, the “Credit Agreement”) pursuant to which it issued in multiple tranches during the year ended December 31, 2008 for aggregate consideration of $60.0 million, senior secured term indebtedness due March 31, 2013 with an original principal amount of $60.0 million and warrants to purchase the equivalent of 4,801,112 shares of Company common stock, comprised of 1,103,922 initial shares and 3,697,190 earn-out shares, at an equivalent exercise price of less than $0.01 per share. HUGHES Telematics deposited 25% of the gross proceeds into an escrow account which was released to HUGHES Telematics on a pro rata basis as it raised additional debt and equity capital. If a balance remained in the escrow account on March 31, 2009, HUGHES Telematics would have been required to make an offer to prepay outstanding term indebtedness with an aggregate principal amount equal to such remaining balance. As of December 31, 2008, the escrow account had a balance of approximately $5.3 million. On March 12, 2009, as a result of the issuance and sale of the Series B Preferred Stock, the remaining balance was released from the escrow account.

As additional consideration for services provided by the lead arranger in connection with the issuance and syndication of the term indebtedness, HUGHES Telematics issued warrants to an affiliate of the lead arranger to purchase the equivalent of an aggregate of 1,181,244 shares of common stock, comprised of 271,604 initial shares and 909,640 earn-out shares, at an equivalent exercise price of less than $0.01 per share.

The senior secured term indebtedness is guaranteed by all of the Company’s existing and future domestic subsidiaries and is secured by all of its tangible and intangible assets. At the election of the Company, the term indebtedness bears interest at (i) the Prime Lending Rate plus 10.00% or (ii) for Eurocurrency borrowings, 11.00% plus the greater of LIBOR or 3.00%. In accordance with an agreement between the Company and one of the senior secured note holders, the interest rate on term indebtedness with an initial principal amount of $5.0 million will have an interest rate of no higher than 14.00% for the term of the debt. With respect to Eurocurrency borrowings, the Company may elect interest periods of one, two, three, or six months (or nine or twelve months if approved by each senior secured note holder), and interest is payable in arrears at the end of each interest period but, in any event, at least every three months. With respect to any interest period ending on or prior to March 31, 2010 and unless the Company elects at least three days prior to the beginning of any such interest period, the interest accrued on the term indebtedness will be paid in kind in arrears with such accrued interest being added to the outstanding principal balance of the term indebtedness. With respect to all interest periods ending after March 31, 2010, the accrued interest will be paid in cash in arrears. As of March 31, 2009 and December 31, 2008, senior secured term indebtedness with an aggregate principal amount, including the accrued interest which had been paid in kind, of approximately $67.5 million and $65.4 million, respectively, was outstanding. As of March 31, 2009, the Company had elected to convert all outstanding amounts to Prime Lending borrowings which resulted in the term indebtedness bearing an interest rate of 13.25%.

The Credit Agreement requires the Company to comply with negative covenants which include, among others, limitations on the Company’s ability to incur additional debt; create liens; pay dividends or make other distributions; make loans and investments; sell assets; redeem or repurchase capital stock or subordinated debt; engage in specified transactions with affiliates; consolidate or merge with or into, or sell substantially all of its assets to, another person; and enter into new lines of business. The Company may incur indebtedness beyond the specific limits allowed under the Credit Agreement, provided it maintains a leverage ratio of 5.0 to 1.0. In addition, the Company may incur limited indebtedness secured by junior and subordinated liens to the liens created under the Credit Agreement. Noncompliance with any of the covenants without cure or waiver would constitute an event of default. An event of default resulting from a breach of a covenant may result, at the option of the note holders, in an acceleration of the principal and interest outstanding. The Credit Agreement also contains other events of default (subject to specified grace periods), including defaults based on the termination of the Chrysler or Mercedes-Benz contracts, events of bankruptcy or insolvency with respect to the Company and nonpayment of principal, interest or fees when due. The Credit Agreement also requires the Company to use 25% of the net cash proceeds from certain equity issuances for the repayment of senior secured term indebtedness.

In accordance with Accounting Principles Board Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, as of each issuance date, the Company ascribed value to the senior secured term indebtedness and the related warrants based on their relative fair values. As such, an aggregate of $46.9 million was allocated to the senior secured term indebtedness and an aggregate of $12.1 million was allocated to the warrants. The resulting discount from the face value of the senior secured term indebtedness resulting from the ascribed value to the warrants will be amortized as additional interest expense over the term of the senior secured term indebtedness using the effective interest rate method.

In connection with the issuance of the senior secured term indebtedness to Apollo Investment Fund V (PLASE) LP (“AIF V PLASE”), an affiliate of Apollo, on December 12, 2008, the Company recorded a deemed capital contribution of approximately $1.0 million related to the difference between (i) the fair value of the note using an estimated interest rate the Company would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the stated interest rate. The Company determined the estimated fair value amount by using available market information and commonly accepted valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the fair value estimates presented herein is not necessarily indicative of the amount that the Company or holders of the instruments could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The discount from the face value of the senior secured term indebtedness resulting from the deemed capital contribution will be amortized as additional interest expense over the term of the senior secured term indebtedness using the effective interest rate method.

Based on an evaluation of EITF 07-5, the Company determined that the warrants issued in connection with the issuance of the senior secured term indebtedness contained provisions which, in accordance with EITF 07-5, indicated that the warrants were not indexed to HUGHES Telematics stock and thus required the Company to account for the warrants as a derivative instrument which was marked to market with the change in fair value of the warrant being recognized as a gain or loss in the Company’s consolidated statements of operations. Specifically, the provision which indicated that the warrants were not indexed to HUGHES Telematics stock was an anti-dilution provision which allowed for a reduction in the exercise price of the warrant to the extent an affiliate of HUGHES Telematics who also held warrants received a more favorable anti-dilution adjustment than the adjustment otherwise provided for in the lender warrants. Accordingly, upon the adoption of EITF 07-5, the Company reclassified the $26.7 million fair value of the warrants from equity to a liability and recorded such amount as a cumulative effect of a change in accounting principle as of January 1, 2009. The Company recognized a charge of approximately $10.3 million in the three months ended March 31, 2009 related to the increase in fair market value of these instruments during such period. Such charge is included in change in fair value of derivative instruments on the accompanying condensed consolidated statements of operations. As the warrants were automatically exercised in accordance with their terms upon consummation of the Merger, the Company will not record additional charges in future periods related to these warrants.

Senior Subordinated Unsecured Promissory Notes

On March 31, 2008, HUGHES Telematics issued to Communications LLC a senior subordinated unsecured promissory note with a principal amount of $12.5 million and a maturity date of October 1, 2013. The note bears interest at a rate of 15.00% per annum which is compounded and added to the principal amount annually and is payable at maturity. In connection with the issuance of the note, the Company recorded a deemed capital contribution of approximately $2.4 million related to the difference between (i) the fair value of the note using an estimated interest rate the Company would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the 15.00% stated interest rate. The discount from the face value of the note resulting from the deemed capital contribution will be amortized as additional interest expense over the term of the note using the effective interest rate method.

On December 12, 2008, HUGHES Telematics issued to AIF V PLASE an additional senior subordinated unsecured promissory note with a principal amount of $3.5 million and a maturity date of October 1, 2013. The note bears interest at 15.00% per annum which is compounded and added to the principal amount annually and is payable at maturity. In connection with the issuance of the note, the Company recorded an additional deemed capital contribution of approximately $2.4 million related to the difference between (i) the fair value of the note using an estimated interest rate the Company would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the 15.00% stated interest rate. The discount from the face value of the note resulting from the deemed capital contribution will be amortized as additional interest expense over the term of the note using the effective interest rate method.

At the time of issuance of each promissory note, the Company determined the estimated fair value amount by using available market information and commonly accepted valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the fair value estimates presented herein is not necessarily indicative of the amount that the Company or holders of the instruments could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

(6)	Series A Redeemable Preferred Stock

In July 2006, HUGHES Telematics issued and sold to Communications LLC, for an aggregate purchase price of $40.0 million, 4,000 shares of Series A Preferred Stock and a warrant to purchase the equivalent of

12,191,598 shares of Company common stock, comprised of 2,803,223 initial shares and 9,388,375 earn-out shares, at an equivalent exercise price of $0.82 per share. In June 2007, HUGHES Telematics issued and sold to Communications LLC, for an aggregate purchase price of $15.0 million, an additional 1,500 shares of Series A Preferred Stock and a warrant to purchase the equivalent of 9,143,698 shares of Company common stock, comprised of 2,102,417 initial shares and 7,041,281 earn-out shares, at an equivalent exercise price of $1.64 per share. In November 2007, HUGHES Telematics issued and sold to Communications LLC, for an aggregate purchase price of $20.0 million, an additional 2,000 shares of Series A Preferred Stock and a warrant to purchase the equivalent of 12,191,598 shares of Company common stock, comprised of 2,803,223 initial shares and 9,388,375 earn-out shares, at an equivalent exercise price of $2.46 per share. The Series A Preferred Stock was non-voting, had a liquidation preference of $10,000 per share and was senior in priority to the HUGHES Telematics common stock. As of December 31, 2008, there were 7,500 shares of Series A Preferred Stock outstanding, and the aggregate liquidation preference of the Series A Preferred Stock was $75.0 million. On October 1, 2013, the Company was to be required to redeem the Series A Preferred Stock at a redemption price equal to $10,000 per share.

As of each sale date, the Company ascribed value to the Series A Preferred Stock and the warrant based on their relative fair values. As such, an aggregate of $54.8 million was allocated to Series A Preferred Stock and an aggregate of $20.2 million was allocated to the warrants. The Series A Preferred Stock was accounted for in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS 150”), with the accretion of the book value of the Series A Preferred Stock up to the $75.0 million redemption amount being recorded as interest expense on the accompanying condensed consolidated statements of operations.

Based on an evaluation of EITF 07-5, the Company determined that the warrants issued in connection with the issuance of the Series A Preferred Stock contained provisions which, in accordance with EITF 07-5, indicated that the warrants were not indexed to HUGHES Telematics stock and thus required the Company to account for the warrants as a derivative instrument which are marked to market with the change in fair value of the warrant being recognized as a gain or loss in the Company’s consolidated statements of operations. Specifically, the provisions which indicated that the warrants were not indexed to HUGHES Telematics stock were (i) an anti-dilution provision which allowed for a reduction in the exercise price of the warrant if HUGHES Telematics either issued equity shares for a price that was lower than the exercise price of the warrant or issued new warrants or convertible instruments that had a lower exercise price and (ii) a provision which allowed for an adjustment to the anti-dilution provisions to the extent HUGHES Telematics issued new warrants or convertible instruments that contained more favorable anti-dilution provisions. Accordingly, upon the adoption of EITF 07-5, the Company reclassified the $107.2 million fair value of the warrants from equity to a liability and recorded such amount as a cumulative effect of a change in accounting principle of January 1, 2009. The Company recognized a charge of approximately $45.0 million in the three months ended March 31, 2009 related to the increase in fair market value of these instruments during such period. Such charge is included in change in fair value of derivative instruments on the accompanying condensed consolidated statements of operations. As the warrants were exercised in connection with the Merger, the Company will not record additional charges in future periods related to these warrants.

Immediately prior to the consummation of the Merger, the outstanding shares of Series A Preferred Stock were extinguished through (i) the exercise by Communications LLC of the warrants issued in connection with the Series A Preferred Stock using 5,500 shares of Series A Preferred Stock with an aggregate face value of $55.0 million and (ii) the exchange of 2,000 shares of Series A Preferred Stock with an aggregate face value of $20.0 million for shares of Old HTI common stock which were subsequently exchanged in connection with the Merger for 2,000,000 shares of Company common stock, comprised of 459,861 initial shares and 1,540,139 earn-out shares. In connection with the extinguishment of the Series A Preferred Stock, the Company recorded an approximately $12.3 million decrease in additional paid in capital for the difference between (i) the fair value of the shares of Company common stock issued and (ii) the carrying value of the Series A Preferred Stock and the warrants.

(7)	Series B Convertible Preferred Stock

On March 12, 2009, HUGHES Telematics issued and sold 5,000,000 shares of Series B Preferred Stock for an aggregate purchase price of $50.0 million. AIF V PLASE purchased 1,200,000 of such shares of Series B Preferred Stock for $12.0 million of cash, and HUGHES Communications, parent of HNS, purchased 1,300,000 of such shares of Series B Preferred Stock through the conversion of $13.0 million of trade accounts payable transferred from HNS. The remaining 2,500,000 shares of Series B Preferred Stock were purchased by unrelated institutional investors for $25.0 million of cash. As a result of sale of Series B Preferred Stock, the remaining approximately $5.3 million was released from the escrow account held for the benefit of the senior secured note holders. For consulting and financial advisory services provided in connection with the sale of the Series B Preferred Stock, HUGHES Telematics paid Trivergance, LLC (“Trivergance”), an affiliate of a member of the Company’s board of directors, approximately $1.3 million of cash and issued Trivergance a warrant to purchase the equivalent of 314,117 shares of common stock, comprised of 72,224 initial shares and 241,893 earn-out shares, at an equivalent exercise price of approximately $0.167 per share.

The Series B Preferred Stock had an initial liquidation preference of $10.00 per share which was to increase quarterly at a rate of 8.0% per annum and was senior in priority to each of the Series A Preferred Stock and the HUGHES Telematics common stock. The Series B Preferred Stock was convertible at any time at the option of the holder into shares of HUGHES Telematics common stock and was subject to redemption at the option of the holder at any time after October 1, 2013. Pursuant to the terms of the Series B Preferred Stock, in connection with the Merger, the Series B Preferred Stock was automatically exchanged for 12,500,000 shares of Company common stock, comprised of 5,000,000 initial shares and 7,500,000 earn-out shares.

The Company evaluated the Series B Preferred Stock to determine whether any of the features included in the Series B Preferred Stock should be treated as an embedded derivative which would be accounted for as a separate instrument under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company determined that the automatic exchange feature of the Series B Preferred Stock pursuant to which the Series B Preferred Stock would be directly exchanged for shares of Polaris common stock in connection with the Merger should be considered a separate derivative instrument as, pursuant to guidance provided in EITF 07-5, the exchange provision was not considered indexed to HUGHES Telematics stock but rather indexed to Polaris stock. Accordingly, at the time of issuance, the Company estimated the fair value of the exchange feature by using available market information and commonly accepted valuation methodologies and ascribed approximately $7.1 million of the proceeds from the issuance of the Series B Preferred Stock to the exchange feature and recorded a liability in such amount. During the three months ended March 31, 2009, the Company recognized a charge of approximately $7.0 million related to the increase in fair market value of the exchange feature during the period. Such charge is included in change in fair value of derivative instruments on the accompanying condensed consolidated statements of operations. As the Series B Preferred Stock was extinguished in connection with the Merger, the Company will not record additional charges in future periods related to this derivative instrument.

The remaining $42.9 million of proceeds from the issuance of the Series B Preferred Stock was accounted for in accordance with EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features, as adapted by EITF Issue No. 00-27, Application of Issue. No.98-5 to Certain Convertible Instruments. Accordingly, a discount on the Series B Preferred Stock was recorded for the entire balance of the remaining proceeds, with that amount allocated to a beneficial conversion feature resulting from the ability of the holders of the Series B Preferred Stock to convert the shares of Series B Preferred Stock into shares of HUGHES Telematics common stock at a conversion price lower than the fair value of the HUGHES Telematics common stock at such time. As this conversion feature was immediately available to the holders of the Series B Preferred Stock, the related discount on the Series B Preferred Stock was immediately accreted and a deemed dividend of approximately $42.9 million was recorded on the date of issuance. The Company recorded an additional deemed dividend of approximately $0.1 million in the three months ended March 31, 2009 representing the accretion of the discount on the Series B Preferred Stock related to the embedded derivative and issue costs over the 4.5 year period through October 1, 2013 when the Series B Preferred Stock first became redeemable at the option of the holder. Upon consummation of the Merger and the exchange of the Series B Preferred Stock for Company common stock, the Company recorded an additional deemed dividend of approximately $13.6 million related to the difference between (i) the fair value of the Company common stock received by the holders of the Series B Preferred Stock and (ii) the carrying value of the Series B Preferred Stock, the amount allocated to the beneficial conversion feature and the embedded derivative for the automatic exchange provision. Each of these deemed dividends have been reflected in the accompanying condensed consolidated statements of operations in determining the net loss attributable to common stockholders.

(8)	Share-Based Compensation

The Company’s 2006 Stock Incentive Plan (“2006 Plan”) provides for share-based compensation awards, including incentive stock options, non-qualified stock options and share awards, to the Company’s officers, employees, non-employee directors and non-employee consultants. There are 3,047,900 shares of common stock authorized for issuance under the 2006 Plan. The 2006 Plan is administered by the Company’s Board of Directors which determines eligibility, amount, and other terms and conditions of awards. Options awarded under the 2006 Plan generally have a term of ten years and an exercise price equal to or greater than the fair value of the underlying shares of common stock on the date of grant. Generally, half of each award vests in equal parts over a period of three years of continued employment or service to the Company. The remaining half of each award vests upon the achievement of certain pre-established performance goals set by the Company’s Board of Directors. In the event an option holder’s service to the Company is terminated for either (i) other than good reason, as defined in the 2006 Plan, before the fifth anniversary of the holder’s service to the Company or (ii) cause, the Company may repurchase any stock obtained through the exercise of a stock option within 180 days of such holder’s termination date at a price equal to the lesser of the fair market value of the stock on the date of termination or the exercise price of the stock option. In the event an option holder’s service to the Company is terminated for any of (i) good reason, as defined in the 2006 Plan, (ii) other than cause or (iii) following the fifth anniversary of such holder’s service to the Company, the Company may repurchase any stock obtained through the exercise of a stock option within 180 days of such holder’s termination date at a price equal to the fair market value of the stock on the date of termination.

In March 2009, the Company adopted the 2009 Equity and Incentive Plan (the “2009 Plan”) which provides for the grant of equity-based awards, including restricted common stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards, as well as cash bonuses and long-term cash awards to directors, officers, employees, advisors and consultants of the Company and its subsidiaries who are selected for participation in the 2009 Plan. There are 2,500,000 shares of common stock authorized for issuance under the 2009 Plan. The 2009 Plan is administered by the Compensation Committee of the Company’s Board of Directors which determines eligibility, amount, and other terms and conditions of awards. As of March 31, 2009, no awards had been granted under the 2009 Plan.

In accordance with SFAS 123(R), the Company records compensation expense for all share-based awards issued. For the three months ended March 31, 2009 and 2008, the Company recorded approximately $0.1 million and $0.1 million of compensation expense, respectively, related to stock option grants. Such compensation expense is included in research and development, sales and marketing and general and administrative expense in the accompanying consolidated statements of operations. For awards outstanding as of March 31, 2009, the Company expects to recognize approximately $1.1 million of additional expense related to stock option awards over the remaining average service period of approximately 2.6 years.

The following table reflects stock option activity:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
			(in thousands)
Outstanding at December 31, 2008	2,302,366	$2.20
Forfeited	(27,431)	$2.47

Outstanding at March 31, 2009	2,274,935	$2.19	$14,984

Exercisable at March 31, 2009	144,047		$959

The following table provides information about stock options that are outstanding and exercisable as of March 31, 2009:

	Stock Options Outstanding			Stock Options Exercisable
Exercise Price	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Yrs)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Yrs)
$1.65	767,455	$1.65	8.0	61,564	$1.65	8.0
$2.47	1,507,480	$2.47	8.7	82,483	$2.47	8.7

(9)	Loss Per Common Share

Basic loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted loss per common share reflects the potential dilution from the exercise or conversion of securities into common stock. During all periods presented, the Company had potential common shares, including shares issuable upon the exercise of outstanding stock options and warrants and shares held in escrow pending satisfaction of a contingency, which could potentially dilute basic loss per common share in the future but have been excluded from the computation of diluted loss per common share as the effect would have been anti-dilutive. As of March 31, 2009 and 2008, there were 81,762,119 and 56,035,715 potential common shares, respectively, excluded from the computation of diluted loss per share, consisting of shares (i) issuable upon the exercise of outstanding stock options and warrants, (ii) held in escrow be released to the Old HTI stockholders upon achievement of the specified price targets and (iii) held in escrow to indemnify the Company for the payment of indemnification claims that may be made as a result of breaches of Old HTI’s covenants, representations and warranties in the Merger Agreement. For the three months ended March 31, 2009, the Company excluded the 7,439,978 shares of common stock which the Company repurchased following consummation of the Merger from the calculation of the weighted average number of common shares outstanding during such period.

(10)	Related Party Transactions

Apollo Global Management LLC

Communications LLC and AIF V PLASE are investment funds affiliated with Apollo. As of March 31, 2009, Apollo, through Communications LLC and AIF V PLASE, owned approximately 68% of the Company’s outstanding common stock. Hughes Communications, Inc. (“HCI”), also an affiliate of Apollo, owned an additional approximately 4% of the Company’s outstanding common stock.

On March 31, 2008, HUGHES Telematics issued to Communications LLC a senior subordinated unsecured promissory note with a principal amount of $12.5 million and a maturity date of October 1, 2013 (see Note 5). The note bears interest at a rate of 15.00% per annum which is compounded and added to the principal amount annually and is payable at maturity. In connection with the issuance of the note, the Company recorded a deemed capital contribution of approximately $2.4 million related to the difference between (i) the fair value of the note using an estimated interest rate the Company would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the 15.00% stated interest rate.

On December 12, 2008, HUGHES Telematics issued AIF V PLASE, for aggregate consideration of $5.0 million, additional senior secured term indebtedness with a principal amount of $5.0 million and warrants to purchase the equivalent of 402,993 shares of Company common stock, comprised of 92,660 initial shares and 310,333 earn-out shares, at an equivalent exercise price of less than $0.01 per share (see Note 5). In connection with the issuance of the note, the Company recorded a deemed capital contribution of approximately $1.0 million related to the difference between (i) the fair value of the note using an estimated interest rate the Company would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the stated interest rate.

On December 12, 2008, HUGHES Telematics issued to AIF V PLASE a senior subordinated unsecured promissory note with a principal amount of $3.5 million and a maturity date of October 1, 2013 (see Note 5). The note bears interest at a rate of 15.00% per annum which is compounded and added to the principal amount annually and is payable at maturity. In connection with the issuance of the note, the Company recorded a deemed capital contribution of approximately $2.4 million related to the difference between (i) the fair value of the note using an estimated interest rate the Company would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the 15.00% stated interest rate.

On the date of each issuance, the Company determined the estimated fair value amount by using available market information and commonly accepted valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the fair value estimates presented herein is not necessarily indicative of the amount that the Company or holders of the instruments could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

On March 12, 2009, HUGHES Telematics issued and sold 1,200,000 shares of Series B Preferred Stock to AIF V PLASE for $12.0 million. In connection with the Merger, such shares of Series B Preferred Stock were exchanged for 3,000,000 shares of Company common stock, comprised of 1,200,000 initial shares and 1,800,000 earn-out shares.

Hughes Network Systems

In July 2006, HNS, a wholly-owned subsidiary of HCI and an affiliate of Apollo, granted a limited license to HUGHES Telematics allowing the Company to use the HUGHES trademark. The license is limited in that the Company may use the HUGHES trademark only in connection with its business of automotive telematics and only in combination with the Telematics name. As partial consideration for the license, the agreement provides that HNS will be the Company’s preferred engineering services provider. The license is royalty-free, except that the Company has agreed to commence paying a royalty to HNS in the event the Company no longer has a commercial or affiliated relationship with HNS. As contemplated by the license terms and while the definitive agreement governing the relationship was being negotiated, HNS provided engineering development services to the Company pursuant to an Authorization to Proceed. In January 2008, HUGHES Telematics and HNS executed a definitive agreement pursuant to which HNS is continuing to provide the Company with engineering development and manufacturing services. For the three months ended March 31, 2009 and 2008, HNS provided approximately $8.3 million and $6.2 million of services, respectively, to the Company. As of March 31, 2009 and December 31, 2008, the Company had an outstanding balance, not including the equipment financing discussed below, of approximately $3.6 million and $8.9 million, respectively, payable to HNS. On March 12, 2009, HCI purchased 1,300,000 shares of Series B Preferred Stock through the conversion of $13.0 million of trade accounts payable transferred to HCI from HNS (see Note 7). In connection with the Merger, such shares of Series B Preferred Stock were exchanged for 3,250,000 shares of Company common stock, comprised of 1,300,000 initial shares and 1,950,000 earn-out shares.

In June 2008, HUGHES Telematics and HNS entered into an arrangement pursuant to which HNS purchased, on behalf of the Company, certain production equipment for an aggregate amount of approximately $2.0 million. Starting in June 2009, the Company will pay HNS at a rate of $4.94 per telematics hardware device manufactured using the production equipment; provided that (i) the Company will pay HNS a minimum of $0.2 million under this arrangement by December 31, 2009 and (ii) the Company shall have paid HNS the balance of the amount owed under this arrangement plus all accrued interest by December 31, 2010. Interest will accrue on the outstanding balance at a rate of 11.00% per annum. The Company may pay the balance of the amount owed plus accrued interest in full at any time, and at the time the balance is paid in full, the Company will have the option to purchase the production test equipment from HNS for $1.00. As of March 31, 2009, the Company had an outstanding balance related to the equipment financing of approximately $2.2 million which is reflected in capital lease obligations on the accompanying condensed consolidated balance sheets.

Three members of the Company’s Board of Directors, the Chief Executive Officer and two additional directors who are affiliated with Apollo, are both members of the Board of Managers of HNS and the Board of Directors of HCI.

Trivergance

For consulting and financial advisory services provided in connection with the sale of the Series B Preferred Stock, HUGHES Telematics paid Trivergance, an affiliate of a member of the Company’s Board of Directors, approximately $1.3 million of cash and issued Trivergance a warrant to purchase the equivalent of 314,117 shares of common stock, comprised of 72,224 initial shares and 241,893 earn-out shares, at an equivalent exercise price of approximately $0.167 per share.

Trivergance Business Resources

In September 2008, the Company entered into a services agreement with Trivergance Business Resources (“TBR”), an affiliate of a member of the Company’s Board of Directors, pursuant to which TBR provided a marketing assessment and other research for the Company to aid in creating a marketing and retention platform. The Company agreed to pay TBR a fee of approximately $0.2 million, reasonable and customary travel expenses and certain other expenses incurred in connection with the engagement. Additionally, in November 2008, the Company entered into a letter agreement with TBR pursuant to which the Company has engaged TBR to provide certain marketing services in exchange for an approximately $0.1 million monthly draw against a per subscriber fee payable on certain subscribers acquired beginning in November 2008 and continuing through December 2010. For the three months ended March 31, 2009, TBR provided approximately $0.4 million of services to the Company.

(11)	Contingencies and Commitments

Contractual Payment Obligations

The Company has a long-term contract with each of two automakers pursuant to which the automakers have agreed to install telematics devices in their vehicles and permit the Company to exclusively provide telematics services to their new customers. Those contracts also require the Company to pay each automaker for certain non-recurring costs associated with the initiation of telematics services, up to an aggregate of $29.0 million between the two companies. The Company committed to pay $4.0 million of this amount on the first business day following each of January 1, 2008, January 1, 2009 and January 1, 2010. The remaining balance will be paid as the automaker incurs certain actual costs and are expected to be paid in full by December 31, 2011. In accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), amounts paid under these agreements will be capitalized and recognized as a reduction of revenue over the term of the respective agreement. As of March 31, 2009, the Company has incurred approximately $8.4 million under these agreements, which is included in other assets on the accompanying condensed consolidated balance sheets.

In April 2008, HUGHES Telematics entered into a software license agreement pursuant to which it agreed to pay the software provider, in installments and upon certain conditions, an aggregate of $5.5 million in exchange for licenses to use its software in the Company’s service offerings enabled by the factory installed hardware. In addition, the Company has the option to acquire additional licenses on terms and conditions set forth in the agreement. Pursuant to the license agreement, the software supplier also agreed not to license its software to certain automotive manufacturers, other than through the Company. As of March 31, 2009, the Company had paid the software provider an aggregate of $2.1 million for prepaid royalties for licenses. Such amount has been reflected in other noncurrent assets on the accompanying condensed consolidated balance sheets. In April 2009, the Company paid the software provider an additional $1.2 million for prepaid royalties for licenses and amended the software license agreement to revise the payment schedule such that, within three business days of the date on which the Company (i) completes a financing resulting in net proceeds in excess of $15.0 million and (ii) has no fewer than three contracts executed with automotive manufacturers for a factory installed telematics system of which at least two of such contracts expressly provide for the installation of no fewer than an aggregate of 500,000 vehicles that use the software, the Company is required to pay the software supplier the remaining $2.2 million payable under the agreement as prepaid royalties for additional licenses.

In April 2008, HUGHES Telematics entered into an amended agreement with a supplier pursuant to which the Company committed to purchase services in an aggregate amount of no less than $6.0 million in the year ended December 31, 2009, and $9.0 million in the years ended December 31, 2010, 2011 and 2012. If it becomes probable that the anticipated services to be purchased under this agreement will be below the contractual minimums, the Company will record a liability for such anticipated shortfall. As of March 31, 2009, the Company expects to meet the contractual minimums and, accordingly, has not recorded a liability for an anticipated shortfall under this agreement.

Litigation and Claims

On May 7, 2009, Networkfleet was served with a complaint in a patent infringement case titled Innovative Global Systems LLC vs. Turnpike Global Technologies L.L.C. et al. that was filed in the Eastern District of Texas. The case seeks damages from Networkfleet and five other defendants for allegedly infringing on five patents held by the plaintiffs. Networkfleet intends to vigorously defend itself in this action. Though it intends to vigorously contest the case, the Company is unable to predict the outcome, or reasonably estimate a range of possible losses, if any, given the current status of the case.

Additionally, from time to time, the Company is subject to litigation in the normal course of business. The Company is of the opinion that, based on information presently available, the resolution of any such legal matters will not have a material adverse effect on the Company’s financial position, results of operations or its cash flows.

(12)	Segment Information

The Company presents its segment information along the same lines that its chief executive officer reviews its operating results in assessing performance and allocating resources. Accordingly, the Company’s operations have been classified into two business segments: (i) HUGHES Telematics and (ii) Networkfleet. The HUGHES Telematics segment is developing the factory installed, end-to-end telematics solution which is being marketed to automakers and includes the Company’s corporate expenses. The Networkfleet segment provides an aftermarket wireless fleet management solution targeted to the local fleet market. For each period presented, all reported revenues were attributable to Networkfleet.

The following table presents certain financial information on the Company’s reportable segments:

	Three Months Ended March 31,
	2009	2008
	(in thousands)
Revenues:
HUGHES Telematics	$—	$—
Networkfleet	7,549	5,975

Total	$7,549	$5,975

(Loss) Income from operations:
HUGHES Telematics	$(15,341)	$(9,119)
Networkfleet	478	(982)

Total	$(14,863)	$(10,101)

	March 31, 2009	December 31, 2008
	(in thousands)
Total assets:
HUGHES Telematics	$214,821	$88,341
Networkfleet	21,152	20,641

Total	$235,973	$108,982

All of the Company’s assets are located within the United States. As of each of March 31, 2009 and December 31, 2008, the Company included the $5.2 million of goodwill in the total assets of the Networkfleet segment.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

HUGHES Telematics, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ (deficit) equity and cash flows present fairly, in all material respects, the financial position of HUGHES Telematics, Inc. and its subsidiaries at December 31, 2008 and 2007 and the results of their operations and their cash flows for the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 (Inception) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, in 2007 the Company adopted a new accounting standard that required it to change the manner in which it accounts for uncertain tax positions.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

Atlanta, GA

March 16, 2009, except for the effects of the recapitalization described in Note 1, as to which the date is July 24, 2009

HUGHES TELEMATICS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,
	2008	2007
Assets
Current assets:
Cash and cash equivalents	$17,837	$22,017
Restricted cash	5,333	—
Accounts receivable, net of allowance of $689 and $696, respectively	5,697	3,911
Inventories	2,014	2,758
Prepaid expenses	967	387
Deferred income taxes	116	412
Other current assets	974	45

Total current assets	32,938	29,530
Restricted cash	3,750	997
Property and equipment, net	21,341	3,884
Capitalized software	16,749	3,412
Intangible assets, net	16,419	19,833
Goodwill	5,169	5,169
Debt issuance costs	6,086	—
Other assets	6,530	107

Total assets	$108,982	$62,932

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$16,158	$7,959
Accrued liabilities	6,237	4,191
Deferred revenue	480	449
Current portion of capital lease obligations	1,738	—
Series B Redeemable Preferred Stock (Note 10)	—	5,000
Other current liabilities	361	767

Total current liabilities	24,974	18,366
Series A Redeemable Preferred Stock (Note 10)	62,092	57,017
Long-term debt	66,596	—
Capital lease obligations	5,593	—
Deferred income taxes	116	412
Other liabilities	281	—

Total liabilities	159,652	75,795

Commitments and contingencies (Note 12)
Stockholders’ deficit:
Preferred stock, $0.01 par value, Authorized 10,000,000 shares	—	—
Common stock, $0.01 par value, Authorized 155,000,000 shares; issued and outstanding 22,778,782 shares at December 31, 2008 and 2007	2	2
Additional paid-in capital	42,964	23,304
Accumulated deficit	(93,636)	(36,169)

Total stockholders’ deficit	(50,670)	(12,863)

Total liabilities and stockholders’ deficit	$108,982	$62,932

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES TELEMATICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

			January 9, 2006 (Inception) to December 31, 2006

	Year Ended December 31,
	2008	2007
Revenues:
Hardware	$13,642	$11,009	$5,050
Services	16,618	9,343	1,863

Total revenues	30,260	20,352	6,913

Costs and expenses:
Cost of hardware sold	9,585	7,767	3,275
Cost of services	6,009	4,102	1,251
Research and development	33,626	23,540	3,129
Sales and marketing	7,622	5,712	1,257
General and administrative	21,076	12,808	4,137

Total costs and expenses	77,918	53,929	13,049

Loss from operations	(47,658)	(33,577)	(6,136)
Interest income	868	853	441
Interest expense	(10,820)	(1,811)	(409)
Other income	143	—	—

Loss before income taxes	(57,467)	(34,535)	(6,104)
Income tax benefit	—	2,202	2,268

Net loss	$(57,467)	$(32,333)	$(3,836)

Basic and diluted loss per share	$(12.19)	$(6.88)	$(0.92)

Basic and diluted weighted average common shares outstanding	4,712,501	4,700,993	4,182,940

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES TELEMATICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

			January 9, 2006 (Inception) to December 31, 2006

	Year Ended December 31,
	2008	2007
Cash flows from operating activities:
Net loss	$(57,467)	$(32,333)	$(3,836)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,911	4,454	1,525
Interest expense on Series A Redeemable Preferred Stock	2,561	1,811	409
Interest expense on long-term debt and capital leases	5,863	—	—
Amortization of debt issuance costs and discounts on long-term debt	2,396	—	—
Share-based compensation expense	448	53	1
Deferred income taxes	—	(2,202)	(2,268)
Changes in assets and liabilities, net of acquisitions:
Accounts receivable, net	(1,785)	(153)	(1,876)
Inventories	744	(1,981)	190
Prepaid expenses and other assets	(6,705)	65	(246)
Accounts payable and accrued and other liabilities	8,886	6,787	2,801
Deferred revenue	31	(63)	512

Net cash used in operating activities	(39,117)	(23,562)	(2,788)

Cash flows from investing activities:
Cash paid for acquisitions, net of cash acquired	—	—	(23,094)
Purchases of short-term investments	—	—	(1,800)
Maturities of short-term investments	—	1,800	—
Purchases of property and equipment	(11,410)	(3,497)	(1,083)
Increase in capitalized software	(12,237)	(3,412)	—
Increase in restricted cash	(8,086)	—	(997)

Net cash used in investing activities	(31,733)	(5,109)	(26,974)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	76,000	—	—
Repayment of capital lease obligations	(1,045)	—	—
Payments of debt issuance costs	(3,285)	—	—
Proceeds from issuance of Series A Redeemable Preferred Stock and warrants	—	35,000	40,000
Proceeds from issuance of Series B Redeemable Preferred Stock	—	—	5,000
Redemption of Series B Redeemable Preferred Stock	(5,000)	—	—
Proceeds from exercise of stock options	—	100	—
Proceeds from issuance of common stock	—	—	350

Net cash provided by financing activities	66,670	35,100	45,350

Net (decrease) increase in cash and cash equivalents	(4,180)	6,429	15,588
Cash and cash equivalents, beginning of period	22,017	15,588	—

Cash and cash equivalents, end of period	$17,837	$22,017	$15,588

Supplemental noncash disclosure:
Property and equipment acquired by capital lease obligations	$8,026	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES TELEMATICS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share data)

			Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Common Stock

	Shares	Amount
Balance, January 9, 2006 (inception)	—	$—	$—	$—	$—
Initial capitalization	18,287,397	2	348	—	350
Issuance of common stock to executive officers	731,496	—	—	—	—
Issuance of common stock to acquire assets of SecureTnet International, LLC	3,698,931	—	2,598	—	2,598
Issuance of Series A Redeemable Preferred Stock and warrant	—	—	5,137	—	5,137
Share-based compensation expense	—	—	1	—	1
Net loss	—	—	—	(3,836)	(3,836)

Balance, December 31, 2006	22,717,824	2	8,084	(3,836)	4,250
Issuance of common in connection with the exercise of stock options	60,958	—	100	—	100
Issuance of Series A Redeemable Preferred Stock and warrants		—	15,067	—	15,067
Share-based compensation expense	—	—	53	—	53
Net loss	—	—	—	(32,333)	(32,333)

Balance, December 31, 2007	22,778,782	2	23,304	(36,169)	(12,863)
Issuance of warrants in connection with senior secured term indebtedness	—	—	12,103	—	12,103
Issuance of warrants as debt issuance cost	—	—	3,580	—	3,580
Deemed capital contribution from a related party (Note 11)	—	—	5,778	—	5,778
Extension of mandatory redemption date of Series A Redeemable Preferred Stock	—	—	(2,249)	—	(2,249)
Share-based compensation expense	—	—	448	—	448
Net loss	—	—	—	(57,467)	(57,467)

Balance, December 31, 2008	22,778,782	$2	$42,964	$(93,636)	$(50,670)

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES TELEMATICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Organization, Basis of Presentation and Business

On March 31, 2009, pursuant to the terms of the Agreement and Plan of Merger dated June 13, 2008 (as amended and restated on November 10, 2008 and March 12, 2009, the “Merger Agreement”), Hughes Telematics, Inc. (“Old HTI”), a privately held company, and Polaris Acquisition Corp. (“Polaris”), a publicly held blank check company, consummated the merger (the “Merger”) whereby Old HTI merged with and into a wholly owned direct subsidiary of Polaris with Old HTI as the surviving corporation, and immediately thereafter, Old HTI merged with and into Polaris, with Polaris as the surviving corporation (the “Company”) (see Note 2). In connection with the Merger, Polaris changed its name from “Polaris Acquisition Corp.” to “HUGHES Telematics, Inc.” As used throughout these consolidated financial statements, the “Company” refers to the business, operations and financial results of (i) Old HTI prior to the closing of the Merger and (ii) HUGHES Telematics, Inc. subsequent to the closing of the Merger, as the context requires.

Notwithstanding the legal form of the transaction, the Merger has been accounted for under the purchase method of accounting as a reverse acquisition, equivalent to a recapitalization, through the issuance of stock by Old HTI for the net monetary assets of Polaris. The determination of Old HTI as the accounting acquirer was made based on consideration of all quantitative and qualitative factors of the Merger, including significant consideration given to the fact that following consummation of the Merger (i) the stockholders of Old HTI control a majority of the voting power of the Company, (ii) the controlling stockholder of Old HTI prior to the Merger, together with its affiliates, controls approximately 72% of the voting power of the Company and has the right to select a majority of the members of the Company’s board of directors and (iii) the management of Old HTI continued in all executive officer and other senior management positions of the Company and, accordingly, has day-to-day authority to carry out the business plan after the Merger. Accordingly, the historical financial statements of the Company prior to March 31, 2009 are the historical financial statements of Old HTI. The consolidated financial statements of Old HTI have been retroactively restated to reflect the recapitalization of Old HTI with the 77,102,149 shares of Company common stock issued to Old HTI equity holders in connection with the Merger. All share and per share amounts in these consolidated financial statements have been restated to reflect such recapitalization.

The Company is developing an embedded, end-to-end telematics solution which is being marketed to automakers. The Company’s technology allows for two-way communications with a vehicle which supports numerous applications including safety and security services, remote vehicle diagnostics, remote emissions monitoring and other location-based services. Following the acquisition of Networkcar, Inc., now known as Networkfleet, Inc. (“Networkfleet”), on August 1, 2006, the Company also provides an aftermarket wireless fleet management solution targeted to the local fleet market.

The Company’s consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiary Networkfleet following the acquisition of Networkfleet. All intercompany balances and transactions have been eliminated. Certain prior period amounts have been reclassified to conform to current presentation.

During the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 to December 31, 2006, the Company incurred a net loss of approximately $57.5 million, $32.3 million and $3.8 million, respectively, and used cash in operations of approximately $39.1 million, $23.6 million and $2.8 million, respectively. As of December 31, 2008, the Company had cash and cash equivalents of approximately $17.8 million and an accumulated deficit of approximately $93.6 million. Management believes that the cash on hand, the cash proceeds received in connection with the sale of the Company’s Series B Convertible Preferred Stock (the “New Series B Preferred Stock”) on March 12, 2009, and a combination of any of the cash to be received in connection with the Merger (see Note 2); future potential financing from affiliates of Apollo Advisors V, L.P. (“Apollo”); and other financing transactions being pursued will allow the Company to continue operations beyond December 31, 2009. There is no assurance that the Company will be successful in obtaining additional financing to fund its operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(2)	Merger with Polaris Acquisition Corp.

On March 31, 2009, pursuant to the Merger Agreement, Old HTI and Polaris consummated the Merger. Upon closing of the Merger, the outstanding equity securities of Old HTI were exchanged for an aggregate of 77,102,149 shares of Company common stock, comprised of 19,854,018 initial shares and 57,248,131 earn-out shares. In addition, all options exercisable for Old HTI common stock issued and outstanding immediately prior to the Merger were exchanged for options exercisable for an aggregate of 2,274,935 shares of Company common stock, which includes 1,751,859 earn-out options. The earn-out shares, which were issued into escrow, will be released to the Old HTI stockholders and the earn-out options will be eligible to be exercised, according to their terms, by the optionholders, each in three tranches, upon the trading share price of the Company’s common stock reaching at least $20.00, $24.50 and $30.50 (as may be adjusted or amended in accordance with the escrow agreement) within certain measurement periods over the five-year period following the closing of the Merger. The Old HTI stockholders placed 5,782,661 shares of Company common stock, comprised of 1,489,053 initial shares and 4,293,608 earn-out shares, in escrow until June 30, 2010 to indemnify the Company for the payment of indemnification claims that may be made as a result of breaches of Old HTI’s covenants, representations and warranties in the Merger Agreement. Pursuant to the Merger Agreement, the Polaris founders agreed to deposit an aggregate of 1,250,000 shares of their Company common stock into escrow at closing with such shares being released upon the achievement of the first share price target between the first and fifth anniversary of closing. Upon consummation of the Merger, the Polaris founders also transferred an aggregate of 168,000 shares of common stock to the Company with such shares to be cancelled.

In order to consummate the Merger, the Company agreed to purchase an aggregate of 7,439,978 shares of Company common stock from a limited number of institutional shareholders in separate and privately negotiated transactions which were executed prior to the conclusion of the special meeting in which Polaris’ shareholders voted on the Merger. On April 2, 2009, the Company consummated these purchases using approximately $74.4 million of the approximately $97.2 million of cash received from Polaris in connection with the Merger.

(3)	Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. The Company considers all debt securities with maturities of more than three months but less than one year as short-term investments and classifies investments in such short-term debt securities as held to maturity. The cost of these securities is adjusted for amortization of premiums and accretion of discounts to maturity over the contractual life of the security.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consists primarily of trade receivables from customers and are generally due within 30 days of the invoice date. The Company estimates uncollectible accounts receivable based on specific troubled accounts or other currently available evidence. The specific allowances are re-evaluated and adjusted as additional information regarding collectability is received. After all reasonable attempts to collect the receivable have been exhausted, the account is written off against the allowance.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market. The Company periodically assesses the market value of its inventory, based on sales trends and forecasts and technological changes, and records a charge to current-period income when such factors indicate that a reduction in net realizable value has occurred.

Restricted Cash

To secure certain lease obligations, the Company must maintain letters of credit in an aggregate amount of approximately $3.8 million. The agreements governing the letters of credit require the Company to maintain restricted cash accounts which hold collateral equal to no less than the aggregate face amount of the outstanding letters of credit. As of December 31, 2008 and 2007, the Company had approximately $3.8 million and $1.0 million, respectively, in the restricted cash accounts.

Pursuant to a Credit Agreement (see Note 8), the Company is required to maintain an escrow account for the benefit of the lenders of the senior secured term indebtedness. Following the initial issuance of senior secured term indebtedness in March 2008, the Company was required to maintain a balance in the escrow account of no less than 25% of the outstanding principal balance of the senior secured term indebtedness. The 25% coverage was to be reduced on a pro rata basis over the next $67.5 million of debt or equity capital raised by the Company after March 2008. If a balance remains in the escrow account on March 31, 2009, the Company will be required to make an offer to prepay outstanding term indebtedness with an aggregate principal amount equal to such remaining balance. As of December 31, 2008, the amount held in the escrow account was approximately $5.3 million. As the Company raises an additional $24.0 million of debt or equity financing, the remaining amount held in the escrow account will be released on a pro rata basis. As a result of the sale of New Series B Preferred Stock on March 12, 2009 (see Note 14), the remaining approximately $5.3 million was released from the escrow account.

Restricted cash balances which are expected to be restricted for more than one year have been classified as non-current assets on the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment are recorded at original acquisition cost and depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the term of the lease or the estimated useful life of the improvement, whichever is shorter. Repair and maintenance costs are expensed as incurred.

Capitalized Software

Software development costs are capitalized in accordance with the AICPA’s Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”). SOP 98-1 requires companies to capitalize qualifying computer software costs that are incurred during the application development stage and amortize them over the software’s estimated useful life. Costs capitalized include direct labor, outside services, materials, software licenses and capitalized interest. For the years ended December 31, 2008 and 2007, the Company capitalized $13.3 million and $3.4 million, respectively, of software development costs. Amortization will begin when the software is ready for its intended use and will be recognized over the expected useful life of the software, but not to exceed five years.

Goodwill and Intangibles

The Company records goodwill when consideration paid in a purchase acquisition exceeds the fair value of the net tangible assets and identifiable intangible assets acquired. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, goodwill and identified intangible assets with an indefinite life are not amortized but are tested for impairment at least annually or whenever changes in circumstances indicate that the carrying value may not be recoverable. The Company performs its annual goodwill impairment analysis as of December 31 of each year. The annual impairment analysis as of December 31, 2008 indicated that there was no goodwill impairment for the year ended December 31, 2008. The Company amortizes the identified intangible assets with a finite life over their respective useful lives on a straight-line basis, which approximates the projected utility of such assets based on the available information.

Impairment of Long-Lived Assets

Long-lived assets and identifiable intangibles with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

Debt Issuance Costs

Costs associated with the issuance of debt are deferred and amortized to interest expense, using the effective interest method, over the term of the respective debt.

Revenue Recognition

The Company earns revenue through the sale of Networkfleet’s products and services. Hardware sales consist principally of revenues from the sale of Networkfleet’s telematics device, primarily to resellers. Shipping and handling costs for hardware shipped to resellers are classified as cost of hardware sold. Networkfleet’s customers enter into a service contract which generally has a 12-month initial term which automatically renews for successive one-month periods thereafter. The Company has determined that the sale of Networkfleet’s hardware and its services constitutes a revenue arrangement with multiple deliverables in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Element Deliverables. The Company accounts for the sale of hardware and the accompanying service as separate units of accounting. Revenue is recognized on sales of hardware when shipped to resellers or other customers and collection is considered probable. Consideration received for the monitoring and tracking services are recognized as service revenue when earned. Prepaid service fees are recorded as deferred revenue and are recognized as revenue when earned.

The Company has a long-term contract with each of two automakers pursuant to which the automakers have agreed to install telematics devices in their vehicles and permit the Company to exclusively provide telematics services to their new customers. Those contracts also require the Company to pay each automaker for certain non-recurring costs associated with the initiation of telematics services (see Note 12). In accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), amounts paid under these agreements will be capitalized and recognized as a reduction of revenue over the term of the respective agreement.

Research and Development

The Company incurs research and development costs in the course of developing its products and services. Such costs are expensed as incurred.

Share-Based Compensation

The Company records expense for share-based compensation awards based on the fair value recognition provisions contained in SFAS No. 123(R), Share-Based Payment (“SFAS 123(R)”). The fair value of stock option awards is determined using an option pricing model that is based on established principles of financial economic theory. Assumptions regarding volatility, expected term, dividend yield and risk-free rate are required for valuation of stock option awards (see Note 10).

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the need to record a valuation allowance against the Company’s deferred tax assets, management considers, based upon all available evidence, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Due to the Company’s early stage and its operating losses, there is uncertainty with respect to whether the Company will ultimately realize its deferred tax assets. Accordingly, as of December 31, 2008 and 2007, the Company recorded a full valuation allowance against its net deferred tax asset.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). The adoption of FIN 48 did not result in an increase or decrease to the Company’s accrual for uncertain tax positions and no adjustment was recorded to retained earnings upon adoption.

Comprehensive Loss

Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from nonowner sources. The Company’s comprehensive loss for years ended December 31, 2008 and 2007 and for the period from January 9, 2006 to December 31, 2006 equaled the Company’s net loss.

Loss Per Share

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution from the exercise or conversion of securities into common stock. The potential dilutive effect of outstanding stock options and warrants is calculated using the “treasury stock” method.

During all periods presented, the Company had potential common shares, including shares issuable upon the exercise of outstanding stock options and warrants, which could potentially dilute basic loss per share in the future, but were excluded in the computation of diluted loss per share in such periods, as their effect would have been antidilutive. Potential common shares issuable upon the exercise of outstanding stock options and warrants but excluded from the calculation of diluted loss per share were 41,811,616 shares, 35,512,283 shares and 12,612,206 shares for the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 to December 31, 2006, respectively.

Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles requires the use of management estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company’s financial instruments include cash, cash equivalents, accounts receivable, accounts payable, letters of credit, the Series A Redeemable Preferred Stock (the “Series A Preferred Stock”) and long-term debt.

The Company discloses the estimated fair values for all financial instruments for which it is practicable to estimate fair value. As of December 31, 2008 and 2007, the fair value of these instruments, other than the Series A Preferred Stock and long-term debt, approximates book value due to their short-term duration.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. Although the Company maintains cash balances at financial institutions that exceed federally insured limits, these balances are placed with various high credit quality financial institutions.

The Company generates revenues principally from customers located in the United States. For the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 to December 31, 2006, one, one and two customers, respectively, individually accounted for more than 10% of the Company’s revenues. Combined, these customers accounted for approximately $3.6 million and $2.1 million of total revenues for the years ended December 31, 2008 and 2007, respectively, and $1.7 million of total revenues for the period from January 9, 2006 to December 31, 2006.

The Company’s significant customers, as measured by percentage of total revenues, were as follows:

			January 9, 2006 (Inception) to December 31, 2006
	Year Ended December 31,
	2008	2007
Customer A	11.8%	10.3%	—
Customer B	—	—	13.4%
Customer C	—	—	11.7%

As of December 31, 2008 and 2007, three and two customers, respectively, individually accounted for over 10% of the Company’s total accounts receivable balance. Combined, these customers accounted for $3.0 million of the Company’s total accounts receivable balance as of December 31, 2008 and $1.2 million of the Company’s total accounts receivable balance as of December 31, 2007.

The Company’s significant customers, as measured by percentage of total accounts receivable, were as follows:

	December 31,
	2008	2007
Customer A	18.6%	13.9%
Customer D	16.8%	12.0%
Customer E	10.8%	—

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). This standard defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued Staff Position No. 157-2 (“FSP 157-2”) which delays the effective date of SFAS 157 by one year for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis. Those assets and liabilities measured at fair value under SFAS 157 in the year ended December 31, 2008 did not have a material impact on the Company’s consolidated financial statements. In accordance with FSP 157-2, the Company will measure the remaining assets and liabilities no later than the three months ended March 31, 2009. The Company is evaluating the impact the adoption of FSP 157-2 may have on its financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities Including an Amendment of FASB Statement No. 115 (“SFAS 159”). Under this standard, entities will be permitted to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS 159 was effective for the Company on January 1, 2008. The Company determined that the utilization of fair value reporting is not appropriate for the Company’s financial instruments for which fair value measurement is not required. Consequently, the adoption of SFAS 159 did not have a material impact on the Company’s financial position and results of operations.

In November 2007, the EITF issued Issue No. 07-1, Accounting for Collaborative Arrangements (“EITF 07-1”). EITF 07-1 states that income statement classification of payments between parties in an arrangement should be based on a consideration of (a) the nature and terms of the arrangement, (b) the nature of the entities’ operations and (c) whether the parties’ payments are within the scope of other existing generally accepted accounting principles. EITF 07-1 was effective for the Company on January 1, 2008. The adoption of EITF 07-1 did not have a material impact on the Company’s financial position and results of operations.

In June 2008, the EITF issued Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock (“EITF 07-5”), which provides guidance on determining what types of instruments or embedded features in an instrument held by a reporting entity can be considered indexed to its own stock. Under EITF 07-5, the Company first evaluates any contingent exercise provisions based on the guidance that was originally issued in EITF Issue No. 01-6, and second, evaluates the instruments’ settlement provisions. EITF 07-5 is effective for fiscal periods beginning after December 15, 2008. Based on a preliminary evaluation of the impact of the adoption of EITF 07-5, the Company has determined that the warrants issued in connection with the issuance of the Series A Preferred Stock and the warrants issued in connection with the issuance of the senior secured term indebtedness may contain provisions which, in accordance with EITF 07-5, would indicate that the warrants are not indexed to the Company’s stock. If the warrants are deemed not to be indexed to the Company’s stock, then upon the adoption of EITF 07-5, the Company will reclassify the warrants from equity to a liability and will record a gain or loss each period, beginning in the first quarter of 2009 and continuing through the date the warrants are exercised, to recognize the change in fair market value of these instruments. The Company continues to evaluate the impact the adoption of EITF 07-5 may have on its financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”), which revised the guidance contained in SFAS No. 141, Business Combinations. Significant revisions include: (i) all transaction costs related to a business combination are to be expensed when incurred; (ii) certain contingent assets and liabilities purchased in a business combination are to be measured at fair value; (iii) contingent consideration (earn-out arrangements) paid in connection with a business combination are to be measured at fair value depending on the structure of the arrangements; and (iv) subsequent material adjustments made to the purchase price allocation will be recorded back to the acquisition date, which will cause revision of previously issued financial statements when reporting comparative period financial information in subsequent financial statements. SFAS 141(R) will be prospectively applied for business combinations that have an acquisition date on or after January 1, 2009. As of December 31, 2008, the Company has incurred approximately $0.9 million in transaction costs related to the Merger. Such costs are included in other current assets in the accompanying consolidated balance sheets and will be expensed in the period that the Company adopts SFAS 141(R).

(4)	Acquisition of Networkfleet

On August 1, 2006, the Company purchased all of the outstanding common stock of Networkfleet, a provider of hardware and services for remotely monitoring the performance and location of fleet vehicles, and certain intellectual property related to the provision of telematics services for approximately $24.7 million of cash, including approximately $0.3 million of legal and advisory fees incurred in connection with the transaction. The Company will pay up to an additional $3.2 million of cash if certain sales targets are achieved from 2009 to 2010. The acquisition of Networkfleet gave the Company immediate access to the growing fleet telematics market and provided the Company an intellectual property portfolio which consists of patents covering certain of the Company’s planned service offerings. The results of Networkfleet’s operations are included in the Company’s results of operations for the period beginning August 1, 2006.

The acquisition of Networkfleet has been accounted for in accordance with SFAS No. 141, Business Combinations. The $24.7 million purchase price has been allocated to the acquired assets and liabilities based on their fair value. If the certain sales targets are achieved from 2009 to 2010 and the Company pays additional consideration, such amount will be recorded as an increase in goodwill. The following table presents the initial purchase price allocation:

August 1, 2006
(in thousands)
Cash	$1,699
Accounts receivable	1,882
Inventories	967
Other current assets	358
Property and equipment	447
Intangible assets:
Intellectual property	11,400
Existing technology	6,700
Trade name	1,100
Distributor relationships	1,000
Goodwill	5,169

Total assets acquired	30,722

Accounts payable and accrued liabilities	671
Technology upgrade program	2,658
Deferred income taxes	2,682

Total liabilities acquired	6,011

Net assets acquired	$24,711

The following unaudited pro forma information is presented as if the Company had completed the acquisition of Networkfleet as of January 9, 2006. The pro forma information is not necessarily indicative of what the results of operations would have been had the acquisitions taken place at those dates or of the future results of operations.

January 9, 2006 (Inception) to December 31, 2006
(in thousands, except per share data)
Revenues	$12,774
Net loss	$(7,470)
Loss per share—basic and diluted	$(22.52)

(5)	Supplemental Balance Sheet Information

Inventories

Inventories consisted of the following:

	December 31,
	2008	2007
	(in thousands)
Raw material components	$1,202	$1,357
Finished goods	812	1,401

Total	$2,014	$2,758

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and consisted of the following:

	Estimated Useful Lives (Years)	December 31,
		2008	2007
		(in thousands)
Computer equipment and software	3 to 5	$5,734	$3,705
Machinery and equipment	2 to 5	4,845	1,268
Furniture and fixtures	5 to 7	217	50
Leasehold improvements	1 to 2	149	4
Construction in process		14,036	—

		24,981	5,027
Less accumulated depreciation		(3,640)	(1,143)

Property and equipment, net		$21,341	$3,884

Construction in process consists primarily of software and systems infrastructure that is being developed to support the Company’s business and operations, but which is not yet ready for use.

Depreciation expense was approximately $2.5 million, $1.0 million and $0.1 million for the years ended December 31, 2008 and 2007 and the period from January 9, 2006 to December 31, 2006, respectively.

Accrued Liabilities

Accrued liabilities consisted of the following:

	December 31,
	2008	2007
	(in thousands)
Accrued non-inventory purchases	$2,921	$—
Accrued compensation and benefits	1,760	1,903
Technology upgrade program (see Note 12)	—	816
Accrued inventory purchases	236	713
Accrued professional and consulting fees	180	150
Accrued cost of service	157	—
Accrued marketing and promotion expenses	151	—
Other accrued expenses	832	609

	$6,237	$4,191

(6)	Goodwill and Acquired Intangible Assets

On August 1, 2006, the Company acquired Networkfleet and recorded goodwill of approximately $5.2 million resulting from the allocation of the purchase price.

Intangible assets and the related accumulated amortization were as follows:

	Estimated Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(in thousands)
As of December 31, 2008:
Intellectual property	5 to 15	$15,869	$(3,997)	$11,872
Existing technology	5	6,700	(3,238)	3,462
Trade name	5	1,100	(532)	568
Distributor relationships	5	1,000	(483)	517

Total		$24,669	$(8,250)	$16,419

As of December 31, 2007:
Intellectual property	5 to 15	$15,869	$(2,343)	$13,526
Existing technology	5	6,700	(1,898)	4,802
Trade name	5	1,100	(312)	788
Distributor relationships	5	1,000	(283)	717

Total		$24,669	$(4,836)	$19,833

Intellectual property consists of the patent portfolio acquired in connection with the purchase of Networkfleet (see Note 4) and “know-how” acquired in connection with the issuance of common stock to the shareholders of SecureTnet International, LLC (see Note 10). The existing technology, trade name and distributor relationships intangible assets were acquired in connection with the purchase of Networkfleet. Amortization of existing technology is included in the cost of hardware sold in the accompanying consolidated statements of operations. For the years ended December 31, 2008 and 2007 and the period from January 9, 2006 to December 31, 2006, amortization expense was approximately $3.4 million, $3.4 million and $1.4 million, respectively.

The estimated future amortization of intangible assets as of December 31, 2008 is as follows (in thousands):

Year Ending December 31:
2009	$3,414
2010	3,414
2011	2,308
2012	760
2013	760
Thereafter	5,763

Total	$16,419

(7)	Income Taxes

The Company and its eligible subsidiaries file a consolidated Federal income tax return. For Federal income tax purposes, the Company has unused net operating loss (“NOL”) carryforwards of approximately $51.8 million expiring in 2021 through 2028 and unused tax credits of approximately $2.5 million expiring in 2021 through 2027. Due to the Company’s acquisition of Networkfleet, approximately $2.0 million of the NOL carryforwards are subject to an annual limitation in accordance with Internal Revenue Code Section 382. After 2010, all of

Networkfleet’s NOL carryforwards and unused tax credits will be available to offset future taxable income of the Company and its subsidiaries unless subject to other limitation. The Company and Networkfleet also have NOL carryforwards available to offset future taxable income in certain states where income tax returns are filed. The amounts available vary by state due to apportionment of losses to each state, and the expiration of the state NOL carryforwards vary in accordance with applicable state laws.

For the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 to December 31, 2006, the Company’s loss before income taxes was approximately $57.5 million, $34.5 million and $6.1 million, respectively. The income tax benefit consists of the following:

			January 9, 2006 (Inception) to December 31, 2006
	Year Ended December 31,
	2008	2007
	(in thousands)
Current benefit:
Federal	$—	$—	$—
State	—	—	—

Total current benefit	—	—	—

Deferred benefit:
Federal	—	1,726	1,832
State	—	476	436

Total deferred benefit	—	2,202	2,268

Total income tax benefit	$—	$2,202	$2,268

The income tax benefit differs from the amount computed by applying the Federal statutory rate of 35% to the Company’s loss before income taxes as follows:

			January 9, 2006 (Inception) to December 31, 2006
	Year Ended December 31,
	2008	2007
	(in thousands)
Income tax benefit at Federal statutory rate	$20,114	$12,087	$2,136
State taxes, net of Federal benefit	2,725	1,630	284
Change in valuation allowance	(23,103)	(11,784)	—
Research tax credits	1,302	944	—
Interest expense on Series A Preferred Stock	(989)	(634)	(143)
Permanent differences and other	(49)	(41)	(9)

Total income tax benefit	$—	$2,202	$2,268

The tax effect of temporary differences that give rise to significant portions of the net deferred tax liability are as follows:

	December 31,
	2008	2007
	(in thousands)
Deferred tax assets:
Net operating loss and credit carryforwards	$23,115	$9,243
Capitalized software	14,120	6,294
Accrued expenses	589	818
Allowance for bad debt	276	279
Inventory reserves and capitalization	227	227
Fixed assets	405	112
Other	303	132

Total gross deferred tax assets	39,035	17,105
Less: valuation allowance	(34,887)	(11,784)

Total deferred tax assets	4,148	5,321

Deferred tax liabilities:
Acquired intangible assets	4,148	5,321

Total deferred tax liabilities	4,148	5,321

Net deferred tax asset	$—	$—

In assessing the need to record a valuation allowance against the Company’s deferred tax assets, management considers, based upon all available evidence, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Due to the Company’s early stage and its operating losses, there is uncertainty with respect to whether the Company will ultimately realize its deferred tax assets. Accordingly, as of December 31, 2008 and 2007, the Company recorded a full valuation allowance against its net deferred tax asset.

The adoption of FIN 48 did not result in an accrual for the year ended December 31, 2008 or 2007 for uncertain tax positions taken in current or prior years, settlements with the taxing authorities or a lapse of the applicable statute of limitations. There are no uncertain tax positions as of December 31, 2008 or 2007 that, if recognized, would significantly affect the effective tax rate, and there are no uncertain tax positions for which it is reasonably possible that the total amounts of the unrecognized tax benefits will significantly change in the next twelve months. The Company may be subject to examination by the U.S. federal and various state tax jurisdictions for the 2005, 2006, 2007 and 2008 tax years. Under the terms of the purchase agreement between the Company and the former parent company of Networkfleet, the former parent company agreed to indemnify the Company for any taxes imposed on Networkfleet for periods prior to August 1, 2006. The Company will include interest and penalties related to its tax contingencies in income tax expense. No interest or penalties have been recognized during the year ended December 31, 2008 or 2007.

(8)	Long-Term Debt

The components of long-term debt were as follows:

	December 31,
	2008	2007
	(in thousands)
Senior secured term indebtedness	$53,572	$—
Senior subordinated unsecured promissory note	13,024	—

Total long-term debt	$66,596	$—

Senior Secured Term Indebtedness

On March 31, 2008, the Company entered into a Credit Agreement pursuant to which it issued, for aggregate consideration of $20.0 million, senior secured term indebtedness with a principal amount of $20.0 million and warrants to purchase 1,576,983 shares of Company common stock, comprised of 362,597 initial shares and 1,214,386 earn-out shares, at an equivalent exercise price of less than $0.01 per share. The Company deposited $5.0 million of the proceeds into an escrow account which will be released to the Company on a pro rata basis over the next $67.5 million of debt or equity capital raised by the Company. If a balance remains in the escrow account on March 31, 2009, the Company will be required to make an offer to prepay outstanding senior secured term indebtedness with an aggregate principal amount equal to such remaining balance.

As additional consideration for services provided by Morgan Stanley Senior Funding, Inc. (the “Lead Arranger”) in connection with the issuance and syndication of the term indebtedness, the Company (i) issued a warrant to an affiliate of the Lead Arranger to purchase 590,622 shares of Company common stock, comprised of 135,802 initial shares and 454,820 earn-out shares, at an equivalent exercise price of less than $0.01 per share and (ii) agreed to issue the Lead Arranger or its designated affiliate additional warrants to purchase up to 590,622 shares of Company common stock, comprised of 135,802 initial shares and 454,820 earn-out shares, at an equivalent exercise price of less than $0.01 per share on a pro rata basis in connection with the issuance of up to $40.0 million of incremental senior secured term indebtedness under the Credit Agreement.

On April 9, 2008, the Company entered into an Amended and Restated Credit Agreement pursuant to which it issued, for aggregate consideration of $20.0 million, additional senior secured term indebtedness with a principal amount of $20.0 million and warrants to purchase 1,612,095 shares of Company common stock, comprised of 370,671 initial shares and 1,241,424 earn-out shares, at an equivalent exercise price of less than $0.01 per share. The Company deposited approximately $2.0 million of the proceeds into the escrow account, bringing the total amount held in the escrow account for the benefit of all senior secured note holders to approximately $7.0 million. Pursuant to the agreement with the Lead Arranger, the Company issued an additional warrant to purchase 295,341 shares of Company common stock, comprised of 67,908 initial shares and 227,433 earn-out shares, at an equivalent exercise price of less than $0.01 per share.

On July 8, 2008, the Company entered into an Incremental Loan Commitment Agreement pursuant to which it issued, for aggregate consideration of $15.0 million, additional senior secured term indebtedness with a principal amount of $15.0 million and warrants to purchase 1,209,041 shares of Company common stock, comprised of 277,994 initial shares and 931,047 earn-out shares, at an equivalent exercise price of less than $0.01 per share. As a result of this transaction, approximately $0.4 million was released from the escrow account, reducing the total amount held in the escrow account for the benefit of all senior secured note holders to approximately $6.6 million. Pursuant to the agreement with the Lead Arranger, the Company issued an additional warrant to purchase 221,460 shares of Company common stock, comprised of 50,920 initial shares and 170,540 earn-out shares, at an equivalent exercise price of less than $0.01 per share.

On December 12, 2008, the Company entered into an Incremental Loan Commitment Agreement with Apollo Investment Fund V (PLASE), LP (“AIF V PLASE”), an affiliate of Apollo, pursuant to which it issued, for aggregate consideration of $5.0 million, additional senior secured term indebtedness with a principal amount of $5.0 million and warrants to purchase 402,993 shares of Company common stock, comprised of 92,660 initial shares and 310,333 earn-out shares, at an equivalent exercise price of less than $0.01 per share. As a result of this transaction and the issuance of a senior subordinated unsecured promissory note on the same date, approximately $1.3 million was released from the escrow account, reducing the total amount held in the escrow account for the benefit of all senior secured note holders to approximately $5.3 million. Pursuant to the agreement with the Lead Arranger, the Company issued an additional warrant to purchase 73,821 shares of Company common stock, comprised of 16,974 initial shares and 56,847 earn-out shares, at an equivalent exercise price of less than $0.01 per share.

The senior secured term indebtedness is guaranteed by all of the Company’s existing and future domestic subsidiaries and is secured by all of its tangible and intangible assets. At the election of the Company, the term indebtedness bears interest at (i) the Prime Lending Rate plus 10.00% or (ii) for Eurocurrency borrowings, 11.00% plus the greater of the London Interbank Offered Rate (“LIBOR”) or 3.00%. In accordance with an agreement between the Company and one of the senior secured note holders, the interest rate on term indebtedness with a principal amount of $5.0 million will have a fixed interest rate of 14.00% for the term of the debt. With respect to Eurocurrency borrowings, the Company may elect interest periods of one, two, three, or six months (or nine or twelve months if approved by each senior secured note holder), and interest is payable in arrears at the end of each interest period but, in any event, at least every three months. With respect to any interest period ending on or prior to March 31, 2010 and unless the Company elects at least three days prior to the beginning of any such interest period, the interest accrued on the term indebtedness will be paid in kind in arrears with such accrued interest being added to the outstanding principal balance of the term indebtedness. With respect to all interest periods ending after March 31, 2010, the accrued interest will be paid in cash in arrears. As of December 31, 2008, the Company had elected to convert all outstanding amounts of the term indebtedness to Prime Lending Rate borrowings which resulted in the term indebtedness bearing an interest rate of 13.25%.

The Amended and Restated Credit Agreement governing the term indebtedness requires the Company to comply with certain negative covenants which include limitations on the Company’s ability to incur additional debt; create liens; pay dividends or make other distributions; make loans and investments; sell assets; redeem or repurchase capital stock or subordinated debt; engage in specified transactions with affiliates; consolidate or merge with or into, or sell substantially all of its assets to, another person; and enter into new lines of business. The Company may incur indebtedness beyond the specific limits allowed under the Amended and Restated Credit Agreement, provided it maintains a leverage ratio of no greater than 5.0 to 1.0. Noncompliance with any of the covenants without cure or waiver would constitute an event of default. An event of default resulting from a breach of a covenant may result, at the option of the note holders, in an acceleration of the principal and interest outstanding. The Amended and Restated Credit Agreement also contains other events of default (subject to specified grace periods), including defaults based on the termination of the Company’s contract with an automaker, events of bankruptcy and insolvency, and nonpayment of principal, interest or fees when due.

The warrants issued in connection with the issuance of the term indebtedness are exercisable upon the earlier to occur of (i) the repayment of the term indebtedness, (ii) a change of control as defined in the warrant agreement, (iii) a transaction or event causing or allowing the holders to sell the shares of common stock issuable upon exercise of the warrants pursuant to the Co-Sale Agreement, dated March 31, 2008, as amended, by and among the Company, Communications LLC and the holders of the warrants. If not exercised prior to the earlier of (i) the date on which the Company becomes subject to the requirement to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, or (ii) March 31, 2013, the warrants will be automatically exercised on such date with no action required on the part of the holders (except the payment of the aggregate exercise price). In the event that the term indebtedness is prepaid in full prior to March 31, 2010, the number of shares for which each warrant is exercisable shall be reduced by 18.75%. As additional consideration for services provided by the Lead Arranger in connection with the issuance and syndication of the term indebtedness, the Company agreed to issue the Lead Arranger or its designated affiliate additional warrants to purchase a number of shares of common stock equal to the reduction in the number of shares of common stock issuable under the warrants held by Morgan Stanley Senior Funding, Inc. or its affiliates in the event the term indebtedness is prepaid in full by March 31, 2010. The number of shares for which each warrant is exercisable is subject to additional adjustment under certain anti-dilution and other provisions as set forth in the warrant agreement.

In accordance with Accounting Principles Board Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, as of each issuance date, the Company ascribed value to the senior secured term indebtedness and the related warrants based on their relative fair values. As such, $16.7 million, $16.7 million, $10.5 million and $2.9 million was allocated to the senior secured term indebtedness and $3.3 million, $3.3 million, $4.5 million and $1.0 million was allocated to the warrants on the March 31, 2008, April 9, 2008, July 8, 2008 and December 12, 2008 issuance dates, respectively. The resulting discount from the face value of the senior secured term indebtedness resulting from the ascribed value to the warrants will be amortized as additional interest expense over the term of the senior secured term indebtedness using the effective interest rate method.

In connection with the issuance of the senior secured term indebtedness to AIF V PLASE on December 12, 2008, the Company recorded a deemed capital contribution from Apollo of approximately $1.0 million related to the difference between (i) the fair value of the note using an estimated interest rate the Company would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the stated interest rate. The Company determined the estimated fair value amount by using available market information and commonly accepted valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the fair value estimates presented herein is not necessarily indicative of the amount that the Company or holders of the instruments could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The discount from the face value of the senior secured term indebtedness resulting from the deemed capital contribution will be amortized as additional interest expense over the term of the senior secured term indebtedness using the effective interest rate method.

Senior Subordinated Unsecured Promissory Notes

On March 31, 2008, the Company issued to Communications LLC a senior subordinated unsecured promissory note with a principal amount of $12.5 million and a maturity date of October 1, 2013. The note bears interest at a rate of 15.00% per annum which is compounded and added to the principal amount annually and is payable at maturity. In connection with the issuance of the note, the Company recorded a deemed capital contribution from Apollo of approximately $2.4 million related to the difference between (i) the fair value of the note using an estimated interest rate the Company would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the 15.00% stated interest rate. The discount from the face value of the note resulting from the deemed capital contribution will be amortized as additional interest expense over the term of the note using the effective interest rate method.

On December 12, 2008, the Company issued to AIF V PLASE an additional senior subordinated unsecured promissory note with a principal amount of $3.5 million and a maturity date of October 1, 2013. The note bears interest at 15.00% per annum which is compounded and added to the principal amount annually and is payable at maturity. In connection with the issuance of the note, the Company recorded an additional deemed capital contribution of approximately $2.4 million from Apollo related to the difference between (i) the fair value of the note using an estimated interest rate the Company would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the 15.00% stated interest rate. The discount from the face value of the note resulting from the deemed capital contribution will be amortized as additional interest expense over the term of the note using the effective interest rate method.

At the time of issuance of each promissory note, the Company determined the estimated fair value amount by using available market information and commonly accepted valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the fair value estimates presented herein is not necessarily indicative of the amount that the Company or holders of the instruments could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

(9)	Capital Lease Obligations

The Company leases certain equipment under capital lease arrangements expiring at various times through 2011. The assets and liabilities under capital leases are recorded at the lower of the present values of the minimum lease payments or the fair values of the assets. The interest rates pertaining to these capital leases range from 7.25% to 11.00% (average interest rate is 8.18%). One of the lease arrangements is between the Company and Hughes Network Systems, LLC (“HNS”), a related party (see Note 11).

Minimum future lease payments under these capital leases are:

	December 31,
	2008	2007
	(in thousands)
Total future minimum lease payments	$7,819	$—
Less: amounts representing interest	(488)	—

Net minimum lease payments	7,331	—
Current portion	(1,738)	—

Long-term portion	$5,593	$—

(10)	Stockholders’ Equity

Common Stock

On July 21, 2006, the Company sold an aggregate of 731,496 shares of its common stock, comprised of 168,194 initial shares and 563,302 earn-out shares, for nominal consideration to two individuals who later became the Chief Executive Officer of the Company and the President of the Company to whom it had previously agreed to sell such equity.

On July 31, 2006, the Company issued 3,698,931 shares of its common stock, comprised of 850,496 initial shares and 2,848,435 earn-out shares, to the shareholders of SecureTnet International, LLC as consideration for the contribution of intellectual property, including technical “know-how” related to the development of an end-to-end telematics solution.

Series A Redeemable Preferred Stock

On July 28, 2006, the Company issued and sold to Communications LLC, for an aggregate purchase price of $40.0 million, 4,000 shares of the Company’s Series A Preferred Stock and a warrant to purchase 12,191,598 shares of Company common stock, comprised of 2,803,223 initial shares and 9,388,375 earn-out shares, at an equivalent exercise price of $0.82 per share. On June 19, 2007, the Company issued and sold to Communications LLC, for an aggregate purchase price of $15.0 million, an additional 1,500 shares of Series A Preferred Stock and a warrant to purchase 9,143,698 shares of Company common stock, comprised of 2,102,417 initial shares and 7,041,281 earn-out shares, at an equivalent exercise price of $1.64 per share. On November 29, 2007, the Company issued and sold to Communications LLC, for an aggregate purchase price of $20.0 million, an additional 2,000 shares of Series A Preferred Stock and a warrant to purchase 12,191,598 shares of Company common stock, comprised of 2,803,223 initial shares and 9,388,375 earn-out shares, at an equivalent exercise price of $2.46 per share. The Series A Preferred Stock is non-voting, has a liquidation preference of $10,000 per share and is senior in priority to the Company’s common stock. As of December 31, 2008 and 2007, there were 7,500 shares of Series A Preferred Stock outstanding, and the aggregate liquidation preference of the Series A Preferred Stock was $75.0 million. On October 1, 2013, the Company will be required to redeem the Series A Preferred Stock at a redemption price equal to $10,000 per share. In the event of a change of control, as defined, at the option of the holders of the majority of the then outstanding shares of the Series A Preferred Stock, the Company is required to redeem all or any number of such holders’ shares of Series A Preferred Stock. The holders of at least a majority of the Series A Preferred Stock, generally voting together as a single class, must consent in order for the Company to take certain defined actions. Significant actions subject to protective provisions include the payment of dividends on capital stock of the Company and the redemption, repurchase or retirement of any capital stock of the Company.

The warrants are currently exercisable and expire ten years after the date of issuance. The holder of each warrant has the option to pay the exercise price of the warrant in cash, surrendering Company common stock or Series A Preferred Stock previously acquired, or instructing the Company to withhold a number of Company shares with an aggregate fair value equal to the aggregate exercise price. The exercise price and the number of shares for which each warrant is exercisable for is subject to adjustment under certain anti-dilution and other provisions as set forth in the warrant agreement.

As of each sale date, the Company ascribed value to the Series A Preferred Stock and the warrant based on their relative fair values. As such, $34.9 million, $8.2 million and $11.7 million was allocated to Series A Preferred Stock and $5.1 million, $6.8 million and $8.3 million was allocated to the warrants on the July 28, 2006, June 19, 2007 and November 29, 2007 sale dates, respectively. The Series A Preferred Stock is accounted for in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS 150”), with the accretion of the book value of the Series A Preferred Stock up to the $75.0 million redemption amount being recorded as interest expense on the accompanying consolidated statements of operations.

In connection with the issuance of the term indebtedness, on March 31, 2008, Communications LLC agreed to extend the mandatory redemption date of the Series A Preferred Stock to October 1, 2013. In accordance with EITF Issue No. 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, this extension was deemed to be an extinguishment and reissuance of the Series A Preferred Stock, and accordingly, the Company recorded approximately $2.2 million as a decrease to additional paid in capital for the difference between the fair value of the Series A Preferred Stock following the extension and the book value prior to the extension.

Retired Series B Redeemable Preferred Stock

On September 29, 2006, the Company issued and sold to a strategic partner 1,000 shares of the Company’s Series B Redeemable Preferred Stock (the “Retired Series B Preferred Stock”) for a purchase price of $5.0 million. The Retired Series B Preferred Stock was non-voting, had a liquidation preference of $5,000 per share and was senior in priority to each of the Company’s Series A Preferred Stock and the Company’s common stock. There were no shares of Retired Series B Preferred Stock outstanding as of December 31, 2008. As of December 31, 2007, there were 1,000 shares of Retired Series B Preferred Stock outstanding with a liquidation preference of $5.0 million. The sale of the Retired Series B Preferred Stock was in connection with a strategic relationship entered into by and between the Company and the strategic partner in September 2006 that the parties agreed to further document in a detailed commercial agreement. Since the commercial agreement was not executed by March 31, 2007, the Retired Series B Preferred Stock became redeemable by its terms at the option of either party for $5.0 million. Accordingly, the Retired Series B Preferred Stock has been reflected on the accompanying consolidated balance sheets as a liability in accordance with SFAS 150. The Company redeemed the outstanding shares of Retired Series B Preferred Stock on March 26, 2008 for $5.0 million.

Share-Based Compensation

The Company’s 2006 Stock Incentive Plan (“Plan”) provides for share-based compensation awards, including incentive stock options, non-qualified stock options and share awards, to the Company’s officers, employees, non-employee directors and non-employee consultants. There are 3,047,900 shares of common stock authorized for issuance under the Plan. The Plan is administered by the Company’s Board of Directors which determines eligibility, amount, and other terms and conditions of awards. Options awarded under the Plan generally have a term of ten years and an exercise price equal to or greater than the fair value of the underlying shares of common stock on the date of grant. Generally, half of each award vests in equal parts over a period of three years of continued employment or service to the Company. The remaining half of each award vests upon the achievement of certain pre-established performance goals set by the Company’s Board of Directors. In the event an option holder’s service to the Company is terminated for either (i) other than good reason, as defined in the Plan, before the fifth anniversary of the holder’s service to the Company or (ii) cause, the Company may repurchase any stock obtained through the exercise of a stock option within 180 days of such holder’s termination date at a price equal to the lesser of the fair market value of the stock on the date of termination or the exercise price of the stock option. In the event an option holder’s service to the Company is terminated for any of (i) good reason, as defined in the Plan, (ii) other than cause or (iii) following the fifth anniversary of such holder’s service to the Company, the Company may repurchase any stock obtained through the exercise of a stock option within 180 days of such holder’s termination date at a price equal to the fair market value of the stock on the date of termination.

Since January 1, 2007, the Company granted stock options with exercise prices as follows:

Month	Number of Shares	Exercise Price	Fair Value per Share	Intrinsic Value per Share
January 2007	204,817	$1.65	$0.70	$—
March 2007	73,149	$1.65	$0.70	$—
April 2007	73,149	$1.65	$0.70	$—
October 2007	382,204	$1.65	$1.54	$—
November 2007	1,078,950	$2.47	$1.64	$—
January 2008	333,436	$2.47	$1.64	$—
May 2008	165,195	$2.47	$2.40	$—

The fair value of the common stock was determined contemporaneously with the grants.

In accordance with SFAS 123(R), the Company records compensation expense for all share-based awards issued. For the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 to December 31, 2006, the Company recorded approximately $0.4 million, $0.1 million and $1,000 of compensation expense, respectively, related to stock option grants. Such compensation expense is included in research and development, sales and marketing and general and administrative expense in the accompanying consolidated statements of operations. For awards outstanding as of December 31, 2008, the Company expects to recognize approximately $1.2 million of additional expense related to stock option awards on a straight-line basis over the remaining average service period of approximately 2.9 years.

The fair value of each award is estimated on the grant date using the Black-Scholes option pricing model. For the years ended December 31, 2008, 2007 and 2006, the weighted average grant-date fair value of options awarded was $1.32, $0.98 and $0.45 per share, respectively, and was based on the following assumptions:

	Year Ended December 31,		January 9, 2006 (Inception) to December 31, 2006

	2008	2007
Risk free rate	3.8 – 3.9%	4.0 – 4.7%	4.4%
Expected term (years)	10	10	10
Expected volatility	62.2 – 63.7%	62.2% – 64.0%	66.5%
Dividend yield	0.0%	0.0%	0.0%

The risk-free interest rate assumption is based upon the grant date closing rate for United States treasury notes that have a life which approximates the expected term of the option. The expected term is based upon the contractual term of each employee stock option grant as the repurchase feature of the Plan encourages a longer holding period and the Company does not have sufficient operating history to estimate a term shorter than the contractual term. The expected volatility is based on the average historical volatility of comparable guideline companies. The dividend yield assumption is based on the Company’s expectation that it will not pay dividends for the foreseeable future. Due to the Company’s limited operating history, forfeitures are estimated based on actual terminations.

The following table reflects stock option activity:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
			(in thousands)
Outstanding at December 31, 2007	1,985,389	$2.10
Granted	498,631	$2.47
Forfeited	(181,654)	$1.84

Outstanding at December 31, 2008	2,302,366	$2.20	$5,224

Exercisable at December 31, 2008	131,822		$1,360

The following table provides information about stock options that are outstanding and exercisable as of December 31, 2008:

	Stock Options Outstanding			Stock Options Exercisable
Exercise Price	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Yrs)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Yrs)
$1.65	767,455	$1.65	8.3	60,522	$1.65	8.2
$2.47	1,534,911	$2.47	9.0	71,300	$2.47	9.0

(11)	Related Party Transactions

Apollo

Communications LLC and AIF V PLASE are investment funds affiliated with Apollo. As of December 31, 2008, Apollo, through Communications LLC and AIF V PLASE, owned approximately 81% of Company’s outstanding common stock on a fully diluted basis.

On March 31, 2008, the Company issued to Communications LLC a senior subordinated unsecured promissory note with a principal amount of $12.5 million and a maturity date of October 1, 2013 (see Note 8). The note bears interest at a rate of 15.00% per annum which is compounded and added to the principal amount annually and is payable at maturity. In connection with the issuance of the note, the Company recorded a deemed capital contribution from Apollo of approximately $2.4 million related to the difference between (i) the fair value of the note using an estimated interest rate the Company would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the 15.00% stated interest rate.

On December 12, 2008, the Company issued AIF V PLASE, for aggregate consideration of $5.0 million, additional senior secured term indebtedness with a principal amount of $5.0 million and warrants to purchase 402,993 shares of common stock, comprised of 92,660 initial shares and 310,333 earn-out shares, at an equivalent exercise price of less than $0.01 per share (see Note 8). In connection with the issuance of the note, the Company recorded a deemed capital contribution from Apollo of approximately $1.0 million related to the difference between (i) the fair value of the note using an estimated interest rate the Company would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the 15.00% stated interest rate.

On December 12, 2008, the Company issued to AIF V PLASE a senior subordinated unsecured promissory note with a principal amount of $3.5 million and a maturity date of October 1, 2013 (see Note 8). The note bears interest at a rate of 15.00% per annum which is compounded and added to the principal amount annually and is payable at maturity. In connection with the issuance of the note, the Company recorded a deemed capital contribution from Apollo of approximately $2.4 million related to the difference between (i) the fair value of the note using an estimated interest rate the Company would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the 15.00% stated interest rate.

On the date of each issuance, the Company determined the estimated fair value amount by using available market information and commonly accepted valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the fair value estimates presented herein is not necessarily indicative of the amount that the Company or holders of the instruments could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

On March 12, 2009, the Company issued and sold 1,200,000 shares of New Series B Preferred Stock to AIF V PLASE for $12.0 million (see Note 14).

Polaris Acquisition Corp.

In September 2008, the Company entered into a services agreement with Trivergance Business Resources (“TBR”), an affiliate of certain officers and directors of Polaris, pursuant to which TBR provided a marketing assessment and other research for the Company to aid in creating a marketing and retention platform. The Company agreed to pay TBR a fee of approximately $0.2 million, reasonable and customary travel expenses and certain other expenses incurred in connection with the engagement. Additionally, in November 2008, the Company entered into a letter agreement with TBR pursuant to which the Company has engaged TBR to provide certain marketing services in exchange for a $125,000 monthly draw against a per subscriber fee payable on certain subscribers acquired beginning in November 2008 and continuing through December 2010. A portion of the monthly draw has been deferred until the Company raises additional capital.

Hughes Network Systems

In July 2006, HNS, a wholly-owned subsidiary of Hughes Communications, Inc. (“HCI”) and an affiliate of Apollo, granted a limited license to the Company allowing the Company to use the HUGHES trademark. The license is limited in that the Company may use the HUGHES trademark only in connection with its business of automotive telematics and only in combination with the Telematics name. As partial consideration for the license, the agreement provides that HNS will be the Company’s preferred engineering services provider. The license is royalty-free, except that the Company has agreed to commence paying a royalty to HNS in the event the Company no longer has a commercial or affiliated relationship with HNS. As contemplated by the license terms and while the definitive agreement governing the relationship was being negotiated, HNS provided engineering development services to the Company pursuant to an Authorization to Proceed. In January 2008, the Company and HNS executed a definitive agreement pursuant to which HNS is continuing to provide the Company with engineering development and manufacturing services. For the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 through December 31, 2006, HNS provided approximately $30.9 million, $21.6 million and $1.6 million of services, respectively, to the Company. As of December 31, 2008 and 2007, the Company had an outstanding balance, not including the equipment financing discussed below, of approximately $8.9 million and $4.9 million, respectively, payable to HNS. On March 12, 2009, the Company issued and sold 1,300,000 shares of New Series B Preferred Stock to HCI through the conversion of $13.0 million of trade accounts payable (see Note 14).

In June 2008, the Company and HNS entered into an arrangement pursuant to which HNS purchased, on behalf of the Company, certain production equipment for an aggregate amount of approximately $2.0 million. Starting in June 2009, the Company will pay HNS at a rate of $4.94 per telematics hardware device manufactured using the equipment; provided that (i) the Company will pay HNS a minimum of $0.2 million under this arrangement by December 31, 2009 and (ii) the Company shall have paid HNS the balance of the amount owed under this arrangement plus all accrued interest by December 31, 2010. Interest will accrue on the outstanding balance at a rate of 11.00% per annum. The Company may pay the balance of the amount owed plus accrued interest in full at any time, and at the time the balance is paid in full, the Company will have the option to purchase the production test equipment from HNS for $1.00. As of December 31, 2008, the Company had an outstanding balance related to the equipment financing of approximately $2.1 million which is reflected in capital lease obligations on the accompanying consolidated balance sheets.

Two members of the Company’s board of directors, the Chief Executive Officer and another board member who is affiliated with Apollo, are both members of the Board of Managers of HNS and the Board of Directors of HCI.

SkyTerra Communications

On August 1, 2006, the Company entered into an agreement with SkyTerra Communications, Inc. (“SkyTerra”), a former affiliate of Apollo, pursuant to which the Company received consulting services from three personnel of SkyTerra. The agreement allowed for such personnel to provide the Company up to an aggregate of 200 hours of service per month for a monthly fee of $25,000. The agreement was amended effective December 18, 2006 when the Company’s Chief Executive Officer and Vice President Finance, two of the SkyTerra personnel providing services to the Company, became employees of the Company. The amended agreement provided that the Company would pay $8,000 per month to SkyTerra for the services of the remaining employee of SkyTerra who had been providing services to the Company. This amended agreement was terminated effective February 1, 2007 when that remaining SkyTerra employee, SkyTerra’s General Counsel and Secretary, became a part-time employee and General Counsel of the Company, while continuing to serve part-time with SkyTerra. Also effective December 18, 2006, the Company and SkyTerra executed a second agreement pursuant to which the Company’s Vice President Finance was to provide services to SkyTerra in exchange for SkyTerra paying the Company $5,000 per month. This agreement terminated on March 31, 2007. During the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 through December 31, 2006, the Company incurred approximately $0, $0, and $0.2 million, of net expense, respectively, under these consulting agreements.

The Company’s Chief Executive Officer of the Company is the former Chief Executive Officer and President of SkyTerra and a former member of SkyTerra’s board of directors. Another member of the Company’s board of directors who is affiliated with Apollo is also a former member of SkyTerra’s board of directors.

(12)	Contingencies and Commitments

Leases

The Company has non-cancelable operating leases. Future minimum payments, by year and in the aggregate, under operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2008 (in thousands):

Year Ending December 31:
2009	$764
2010	609
2011	630
2012	652
2013	675
Thereafter	878

Total minimum lease payments	$4,208

For the years ended December 31, 2008 and 2007, and for the period from January 9, 2006 to December 31, 2006, total expense under operating leases was approximately $0.7 million, $0.6 million and $0.2 million, respectively.

Technology Upgrade Program

Prior to its acquisition by the Company, Networkfleet sold products which utilized a wireless network which the network operator informed the Company would be decommissioned and used for other purposes.

Consequently, Networkfleet initiated an upgrade program through which customers may exchange certain of these products which were purchased between April 2002 and July 2006 for the current version of Networkfleet’s hardware which operates on a different wireless network. During 2007, the network operator informed the Company that they had decided not to decommission the network. However, due to inconsistent coverage within the network coverage area, the Company continued with the upgrade program. Networkfleet completed the program in December 2008. The estimated cost of the upgrade program was approximately $2.7 million and was recorded as a liability in the Company’s purchase price allocation for the Networkfleet acquisition. The remaining liability as of December 31, 2008 and 2007 was $0 and approximately $0.8 million, respectively, and is included in accrued expenses in the accompanying consolidated balance sheets. During the years ended December 31 2008 and 2007, the Company reassessed the estimated remaining cost of the upgrade program and, as a result, reduced the liability by approximately $0.4 million and $0.4 million, respectively. This reduction was recorded as a decrease in cost of hardware sold. In connection with the completion of the technology upgrade program, Networkfleet evaluated its inventory on hand and recorded an approximately $0.4 million charge related to excess or obsolete inventories which were being used primarily in the exchange provided under the program.

Changes in the remaining liability related to the technology upgrade program were as follows:

	Year Ended December 31,
	2008	2007
	(in thousands)
Balance at beginning of period	$816	$2,178
Costs incurred	(384)	(922)
Reduction in the estimated cost to complete the program	(432)	(440)

Balance at end of period	$—	$816

Warranty Liability

The Company warrants its hardware to be free of defects in materials and workmanship and to substantially conform to the specifications for such hardware. The Company estimates its future warranty obligations by considering historical product return experience and related costs. As of December 31, 2008 and 2007, the Company’s estimated warranty liability was approximately $0.1 million and $0.2 million, respectively.

Changes in accrued warranty liability costs were as follows:

	Year Ended December 31,
	2008	2007
	(in thousands)
Balance at beginning of period	$156	$21
Warranty cost accrual	659	733
Warranty costs incurred	(679)	(598)

Balance at end of period	$136	$156

Contractual Payment Obligations

The Company has a long-term contract with each of two automakers pursuant to which the automakers have agreed to install telematics devices in their vehicles and permit the Company to exclusively provide telematics services to their new customers. Those contracts also require the Company to pay each automaker for certain non-recurring costs associated with the initiation of telematics services, up to an aggregate of $29.0 million between the two companies. The Company committed to pay $4.0 million of this amount on the first business day following each of January 1, 2008, January 1, 2009 and January 1, 2010. The remaining balance will be paid as the automaker incurs certain actual costs and are expected to be paid in full by December 31, 2011. In accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), amounts paid under these agreements will be capitalized and recognized as a reduction of revenue over the term of the respective agreement. During the year ended December 31, 2008, the Company incurred $4.3 million under these agreements, which is included in other assets on the accompanying consolidated balance sheets.

In April 2008, the Company entered into a software license agreement pursuant to which it agreed to pay the software provider, in installments and upon certain conditions set forth below, an aggregate of $5.5 million in exchange for licenses to use its software in the Company’s service offerings enabled by the factory installed hardware. Upon execution of the agreement, the Company paid the software provider $1.0 million for an initial amount of licenses. In addition, within three business days of the date on which the Company completes a financing resulting in net proceeds in excess of $15.0 million, the Company is required to pay the software supplier an additional $2.5 million as prepaid royalties for additional licenses. Finally, within three business days of the date on which the Company completes an additional financing resulting in net proceeds in excess of an additional $15.0 million, the Company is required to pay the software provider an additional $2.0 million as prepaid royalties for additional licenses. In addition, the Company has the option to acquire additional licenses on terms and conditions set forth in the agreement. Pursuant to the license agreement, the software supplier also agreed not to license its software to certain automotive manufacturers, other than through the Company. During the year ended December 31, 2008, the Company paid the software provider an aggregate of $2.1 million for prepaid royalties for licenses. Such amount has been reflected in other noncurrent assets on the accompanying consolidated balance sheets.

In April 2008, the Company entered into an amended agreement with a supplier pursuant to which the Company committed to purchase services in an aggregate amount of no less than $6.0 million in the year ended December 31, 2009, and $9.0 million in the years ended December 31, 2010, 2011 and 2012. If it becomes probable that the anticipated services to be purchased under this agreement will be below the contractual minimums, the Company will record a liability for such anticipated shortfall. As of December 31, 2008, the Company expects to meet the contractual minimums and, accordingly, has not recorded a liability for an anticipated shortfall under this agreement.

Litigation and Claims

From time to time, the Company is subject to litigation in the normal course of business. The Company is of the opinion that, based on information presently available, the resolution of any such legal matters will not have a material adverse effect on the Company’s financial position, results of operations or its cash flows.

(13)	Segment Information

The Company presents its segment information along the same lines that its chief executive officer reviews its operating results in assessing performance and allocating resources. Accordingly, the Company’s operations have been classified into two business segments: (i) HUGHES Telematics and (ii) Networkfleet. The HUGHES Telematics segment is developing the factory installed, end-to-end telematics solution which is being marketed to automakers and includes our corporate expenses. The Networkfleet segment provides an aftermarket wireless fleet management solution targeted to the local fleet market. For each period presented, all reported revenues were attributable to Networkfleet.

The following table presents certain financial information on the Company’s reportable segments:

	Year Ended December 31,		January 9, 2006 (Inception) to December 31, 2006

	2008	2007
	(in thousands)
Revenues:
HUGHES Telematics	$—	$—	$—
Networkfleet	30,260	20,352	6,913

Total	$30,260	$20,352	$6,913

Loss from operations:
HUGHES Telematics	$(47,556)	$(29,431)	$(4,487)
Networkfleet	(102)	(4,146)	(1,649)

Total	$(47,658)	$(33,577)	$(6,136)

	December 31,
	2008	2007
	(in thousands)
Total assets:
HUGHES Telematics	$88,341	$42,580
Networkfleet	20,641	20,352

Total	$108,982	$62,932

All of the Company’s assets are located within the United States. As of each of December 31, 2008 and 2007, the Company included the $5.2 million of goodwill in the total assets of the Networkfleet segment.

(14)	Subsequent Events

On March 12, 2009, the Company issued and sold 5,000,000 shares of New Series B Preferred Stock for an aggregate purchase price of $50.0 million. AIF V PLASE purchased 1,200,000 of such shares of New Series B Preferred Stock for $12.0 million of cash, and HUGHES Communications, parent of HNS, purchased 1,300,000 of such shares of New Series B Preferred Stock through the conversion of $13.0 million of trade accounts payable transferred from HNS. The remaining 2,500,000 shares of New Series B Preferred Stock were purchased by unrelated institutional investors for $25.0 million of cash. As a result of sale of New Series B Preferred Stock, the remaining approximately $5.3 million was released from the escrow account held for the benefit of the senior secured note holders. For consulting and financial advisory services provided in connection with the sale of the New Series B Preferred Stock, the Company paid Trivergance, LLC (“Trivergance”), an affiliate of Polaris, approximately $1.3 million of cash and issued Trivergance a warrant to purchase 314,117 shares of Company common stock, comprised of 72,224 initial shares and 241,893 earn-out shares, at an equivalent exercise price of approximately $0.167 per share.

The New Series B Preferred Stock has an initial liquidation preference of $10.00 per share which will increase quarterly at a rate of 8.0% per annum and is senior in priority to each of the Company’s Series A Preferred Stock and the Company’s common stock. The New Series B Preferred Stock is convertible at any time at the option of the holder into such number of shares of common stock equal to the then current liquidation preference divided by the conversion price of $145.55 per share, subject to adjustment under certain anti-dilution and other provisions. The holders of the New Series B Preferred Stock are entitled to vote on an as-converted basis on all matters which holders of the Company’s common stock are entitled to vote. Beginning on October 1, 2013, the New Series B Preferred Stock is subject to redemption at the option of the holder at the then current liquidation preference plus any accrued and unpaid dividends.

In connection with the sale of the New Series B Preferred Stock, on March 12, 2009, the Company also amended the Merger Agreement with Polaris to, among other things, increase the number of shares of Polaris common stock issued to the Company’s security holders at closing by approximately 5,000,000 shares to a total of 19,854,018 shares. The aggregate number of additional shares issued to the Company’s security holders which will be subject to the escrow subject to the achievement of certain share price targets agreement remained unchanged at 57,248,131. At the closing of the Merger, the New Series B Preferred Stock will convert into the right to receive an aggregate of 5,000,000 of the 19,854,018 initial shares of Polaris common stock and 7,500,000 of the approximately 57,248,131 shares placed in escrow.

Unaudited

On March 31, 2009, pursuant to the Merger Agreement, Old HTI and Polaris consummated the Merger (see Note 2).

On April 30, 2009, one of the automakers which had contracted with the Company to provide telematics services to the automaker’s vehicles (“OldCarCo”) filed for bankruptcy protection under Chapter 11 of the United States bankruptcy code. On June 10, 2009, a newly formed entity (“NewCarCo”) purchased substantially all of the assets of OldCarCo in the bankruptcy process. On June 24, 2009, the Company received notice (the “Notice”) that OldCarCo is proposing to reject certain contracts, including the Company’s telematics services contract with OldCarCo, at a hearing on July 16, 2009. The identified contracts will not be assigned or assumed by NewCarCo in the bankruptcy. Notwithstanding the Notice, the Company and NewCarCo are continuing to work together to deploy the Company’s hardware and launching the Company’s services in the fourth quarter of 2009. Concurrently, the Company has been and continues to be in active negotiations with NewCarCo concerning a new telematics services agreement that is mutually satisfactory to the parties. There can be no assurances that the Company will reach an agreement with NewCarCo on terms that are satisfactory to the Company or NewCarCo. On June 26, 2009, the Company obtained a waiver from its senior secured lenders under the Credit Agreement providing that the rejection of the OldCarCo contract will not impact the Company’s existing obligations under the Credit Agreement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, payable by us relating to the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

SEC registration fee	$3,697
Legal fees and expenses	$90,000
Accounting fees and expenses	$10,000
Miscellaneous	$25,000

Total	$128,697

Item 14.	Indemnification of Directors and Officers

Our amended and restated certificate of incorporation, referred to herein as the “certificate of incorporation,” provides that a director of our company shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (the “DGCL”), or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of our company will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Our amended and restated by-laws, referred to herein as the “by-laws,” provide for the same indemnification for directors and officers of our company.

Our amended and restated certificate of incorporation also provides that all directors, officers, employees and agents of our company shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the DGCL. Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is a party or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Our by-laws provide that we will indemnify any of our directors and officers who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of our company, referred to herein as a “Third Party Proceeding,” by reason of the fact that he or she was or is a director or officer, employee or agent of ours, acting solely in such capacity, or a person serving at our request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, committee or other enterprise, each referred to herein as an “Authorized Representative,” against his or her expenses and liabilities (including attorneys’ fees), actually and reasonably incurred by him or her in connection with the Third Party Proceeding if he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, our best interests and, with respect to any Third Party Proceeding involving potential criminal liability, referred to herein as a “Criminal Third Party Proceeding,” had no reasonable cause to believe that his or her conduct was unlawful. The termination of any Third Party Proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, our best interests or, with respect to any Criminal Third Party Proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Our by-laws provide that we will indemnify any director or officer of ours who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by us to produce a judgment in favor of our shareholders, or any threatened, pending or completed action or suit in the right of our company by our stockholders to procure a judgment in our favor, referred to herein as a “Derivative Action,” by reason of the fact that the director or officer was or is an Authorized Representative of ours, against his or her expenses (including attorneys’ fees) actually and reasonably incurred by the director or officer in the action if he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, our best interests; except that no indemnification will be made in respect of any claim, issue or matter as to which he or she has been adjudged to be liable for negligence or misconduct in the performance of his or her duty to us unless and only to the extent that the court of common pleas, or other similarly constituted state court, located in the county where our registered office is located or the court in which such Derivative Action is or was pending, determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, he or she is fairly and reasonably entitled to indemnification for expenses which the court deems proper.

An Authorized Representative of our company (other than a director or officer of ours) may be indemnified by us or have his or her expenses advanced in accordance with the procedures described below. To the extent that an Authorized Representative of ours has been successful on the merits or otherwise in defense of any Third Party Proceeding or Derivative Action or in defense of any claim, issue or matter therein, the Authorized Representative will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Indemnification under the provisions of our by-laws described above (unless ordered by a court) will be made by us only as authorized in the specific case upon a determination that the indemnification of the Authorized Representative is required or proper in the circumstances because he or she has met the applicable standard of conduct set forth above or has been successful on the merits or as otherwise in defense of any Third Party Proceeding or Derivative Action and that the amount requested has been actually and reasonably incurred. Such determination shall be made:

(a) by our board of directors or a committee thereof, acting by a majority vote of a quorum consisting of our directors who are not parties to a Third Party Proceeding or Derivative Action, referred to herein as “Disinterested Directors”; or

(b) if a quorum is not obtainable or, even if obtainable, a majority vote of a quorum of Disinterested Directors so directs, by independent legal counsel in a written opinion; or

(c) by our stockholders.

Our certificate of incorporation and by-laws provide that expenses incurred in defending a Third Party Proceeding or Derivative Action will be paid on behalf of a director or officer, and may be paid on behalf of any other Authorized Representative under our by-laws, by us in advance of the final disposition of the action as authorized in the manner provided above upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us as authorized by our certificate of incorporation or by-laws. The financial ability of any Authorized Representative to make repayment will not be a prerequisite to making of an advance. Such expenses incurred by other employees and agents may be paid upon such terms and conditions, if any, as our board of directors deems appropriate.

Our certificate of incorporation provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us as authorized by the certificate of incorporation.

The indemnification provided by our by-laws is not deemed to be exclusive of any other right to which a person seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or Disinterested Directors, or otherwise, both as to action taken in another capacity while holding his or her office or position, and will continue as to a person who has ceased to be an Authorized Representative of ours and will inure to the benefit of his or her heirs and personal representatives.

Our by-laws provide that we may purchase and maintain insurance on behalf of any person who is or was an Authorized Representative against any expenses and liabilities asserted against him or her and incurred by him or her in any such capacity, whether or not we would have the power to indemnify him or her against such expenses and liabilities under the provisions of our by-laws.

Our board of directors is expected to approve a form of Indemnification Agreement (the “Indemnification Agreement”) to be entered into between us and our directors and officers. We may from time to time enter into additional indemnification agreements with future directors and officers of ours or other key personnel.

Each of the Indemnification Agreements is expected to provide, among other things, that we will, to the extent permitted by applicable law, indemnify and hold harmless each indemnitee if, by reason of such indemnitee’s status as a director or officer of ours, such indemnitee was, is or is threatened to be made a party or a participant (as a witness or otherwise) in any threatened, pending or completed proceeding, whether of a civil, criminal, administrative or investigative nature, against all losses, judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in writing in advance by us) and incurred by such indemnitee in connection with such proceeding. In addition, each of the Indemnification Agreements is expected to provide for the advancement of expenses incurred by the indemnitee in connection with any proceeding covered by the agreement, subject to certain exceptions. None of the Indemnification Agreements is expected to preclude any other rights to indemnification or advancement of expenses to which the indemnitee may be entitled, including but not limited to, any rights arising under our governance documents, or any other agreement, any vote of our stockholders or any applicable law.

Item 15.	Recent Sales of Unregistered Securities

On March 31, 2009, pursuant to the terms of the Agreement and Plan of Merger dated June 13, 2008, Old HTI, a privately held company, and Polaris, a publicly held blank check company, consummated the Merger whereby Old HTI merged with and into a wholly owned direct subsidiary of Polaris with Old HTI as the surviving corporation, and immediately thereafter, Old HTI merged with and into Polaris, with Polaris as the surviving corporation. In connection with the Merger, Polaris changed its name from “Polaris Acquisition Corp.” to “HUGHES Telematics, Inc.”

At the closing of the Merger, we issued to the Old HTI securityholders, among other consideration, 77,102,149 shares of our common stock, which included 58,737,184 shares of common stock which were issued into escrow, subject to certain indemnification obligations and the achievement of certain share price targets in the five years after the closing. The shares were issued in a private placement not involving a public offering under the Securities Act of 1933 pursuant to Section 4(2) of the Securities Act of 1933 or Rule 145 under the Securities Act of 1933. Polaris did not engage in general solicitation or advertising with regard to the issuance of its shares of common stock and did not offer securities to the public in connection with this issuance.

In addition, in connection with the Merger, pursuant to certain letter agreements dated March 12, 2009, we issued an aggregate of 226,592 shares of common stock in lieu of cash compensation to such advisors for services rendered to us. Such shares were issued in a private placement not involving a public offering under the Securities Act of 1933 pursuant to Section 4(2) of the Securities Act of 1933. We did not engage in general solicitation or advertising with regard to the issuance of its shares of common stock and did not offer to the public in connection with this issuance.

Item 16.	Exhibits and Financial Statement Schedules

Exhibit No.	Description
2.1	Second Amended and Restated Merger Agreement, dated March 12, 2009, by and among Polaris Acquisition Corp., HUGHES Telematics, Inc., and Communication Investors, LLC(1)

3.1	Amended and Restated Certificate of Incorporation of HUGHES Telematics, Inc. filed with the Secretary of State of the State of Delaware on March 31, 2009(2)

3.2	Amended and Restated By-laws of HUGHES Telematics, Inc.(3)

4.1	Specimen Common Stock Certificate(3)

4.3	Specimen Warrant Certificate(4)

4.4	Form of Unit Purchase Option(4)

4.5	Form of Warrant Agreement(4)

5.1	Opinion of Robert C. Lewis, Esq., regarding legality of the securities being registered(5)

10.1	Shareholders’ Agreement, dated as of March 31, 2009, among Polaris Acquisition Corp. and each of the Persons listed on Schedules I, II and III(3)

10.2	Escrow Agreement, dated as of March 31, 2009, by and among Polaris Acquisition Corp., Trivergance, LLC and Continental Stock Transfer & Trust Company(3)

10.3	Amendment to Stock Escrow Agreement, dated as of March 31, 2009, by and among Polaris Acquisition Corp., its initial stockholders and Lazard Capital Markets LLC(3)

10.4	Letter Agreement, dated as of March 23, 2007, between Networkcar, Inc. and Keith Schneider(3)

10.5	Non-Qualified Stock Option Agreement, effective as of November 30, 2007, between HUGHES Telematics, Inc. and Craig Kaufmann(3)

10.6	Non-Qualified Stock Option Agreement, effective as of November 30, 2007, between HUGHES Telematics, Inc. and Robert Lewis(3)

10.7	Non-Qualified Stock Option Agreement, effective as of November 30, 2007, between HUGHES Telematics, Inc. and Jeffrey Leddy(3)

10.8	Non-Qualified Stock Option Agreement, effective as of November 30, 2007, between HUGHES Telematics, Inc. and Erik Goldman(3)

10.9	Non-Qualified Stock Option Agreement, effective as of November 30, 2007, between HUGHES Telematics, Inc. and Andrew Africk(3)

10.10	Non-Qualified Stock Option Agreement, effective as of November 30, 2007, between HUGHES Telematics, Inc. and Matthew Nord(3)

10.11	Non-Qualified Stock Option Agreement, dated as of April 11, 2007, between HUGHES Telematics, Inc. and Keith Schneider(3)

10.12	Non-Qualified Stock Option Agreement, effective as of January 8, 2007, between HUGHES Telematics, Inc. and Craig Kaufmann(3)

Exhibit No.	Description
10.13	Non-Qualified Stock Option Agreement, effective as of March 9, 2007, between HUGHES Telematics, Inc. and Robert Lewis(3)

10.14	Amended and Restated Credit Agreement, dated as of April 9, 2008, among HUGHES Telematics, Inc., Various Lenders, Morgan Stanley Senior Funding, Inc., and Morgan Stanley & Co. Incorporated(3)

10.15	Assumption Agreement, dated as of March 31, 2009, among HUGHES Telematics, Inc., each Subsidiary Guarantor signatory hereto, the Administrative Agent and Collateral Agent(3)

10.16	Guaranty and Collateral Agreement, dated as of March 31, 2008, among HUGHES Telematics Inc., subsidiary guarantors and Morgan Stanley & Co. Incorporated(3)

10.18	Telematics Services Agreement, dated October 31, 2007, by and between HUGHES Telematics Inc. and Mercedes-Benz USA, LLC(6)

10.19	Telematics Agreement, dated December 28, 2007, between HUGHES Network Systems, LLC and HUGHES Telematics, Inc.(6)

10.20	Amended and Restated Co-Sale and Stock Restriction Agreement, dated as of March 31, 2009, by and among Hughes Telematics, Inc., Communications Investors LLC, Apollo Investment Fund V (PLASE), L.P. and certain investors(5)

16.1	Letter from McGladrey & Pullen, LLP, independent registered public accounting firm(3)

21.1	List of Subsidiaries(3)

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

23.2	Consent of Robert C. Lewis, Esq. (included in Exhibit 5.1)

99.1	HUGHES Telematics, Inc. 2009 Equity and Incentive Plan, effective as of March 31, 2009(3)

99.2	HUGHES Telematics, Inc. 2006 Stock Incentive Plan, effective as of November 30, 2006(3)

(1)	Incorporated herein by reference to exhibits of the same number filed with the Company’s Current Report on Form 8-K filed on March 12, 2009.

(2)	Incorporated herein by reference to exhibits of the same number filed with the Company’s definitive proxy statement filed on February 12, 2009.

(3)	Incorporated herein by reference to exhibits of the same number filed with the Company’s Current Report on Form 8-K filed on April 6, 2009.

(4)	Incorporated by reference to exhibits of the same number filed with the Company’s Registration Statement on Form S-1 or amendments thereto (File No. 333-145759)

(5)	To be filed by amendment.

(6)	Incorporated herein by reference to exhibits of the same number filed with the Company’s Current Report on Form 8-K filed on June 2, 2009. Confidential treatment was requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit were separately filed with the Securities and Exchange Commission.

(7)	Incorporated herein by reference to an exhibit of the same number filed with the Company’s Current Report on Form 8-K filed on July 6, 2009. Confidential treatment was requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit were separately filed with the Securities and Exchange Commission.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on July 24, 2009.

HUGHES TELEMATICS, INC.

By:	/s/ JEFFREY A. LEDDY
Name:	Jeffrey A. Leddy
Title:	Director and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey A. Leddy, Erik J. Goldman, Craig J. Kaufman and Robert C. Lewis his true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him/her and in his name, place and stead, in any and all capacities to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement, any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933 and any or all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute or substitutes for him, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	POSITION	DATE

/s/ JEFFREY A. LEDDY Jeffrey A. Leddy	Director and Chief Executive Officer	July 24, 2009

/s/ ERIK J. GOLDMAN Erik J. Goldman	President	July 24, 2009

/s/ CRAIG J. KAUFMANN Craig J. Kaufmann	Vice President Finance and Treasurer	July 24, 2009

/s/ ANDREW D. AFRICK Andrew D. Africk	Director	July 24, 2009

/s/ MARC V. BYRON Marc V. Byron	Director	July 24, 2009

/s/ ANDREW P. HINES Andrew P. Hines	Director	July 24, 2009

/s/ WARREN N. LIEBERFARB Warren N. Lieberfarb	Director	July 24, 2009

NAME	POSITION	DATE

/s/ STEVEN MARTINEZ Steven Martinez	Director	July 24, 2009

/s/ MATTHEW H. NORD Matthew H. Nord	Director	July 24, 2009

/s/ AARON J. STONE Aaron Stone	Director	July 24, 2009

/s/ MARK VANSTEKELENBURG Mark VanStekelenburg	Director	July 24, 2009

EXHIBIT INDEX

Exhibit No.	Description
2.1	Second Amended and Restated Merger Agreement, dated March 12, 2009, by and among Polaris Acquisition Corp., HUGHES Telematics, Inc., and Communication Investors, LLC(1)

3.1	Amended and Restated Certificate of Incorporation of HUGHES Telematics, Inc. filed with the Secretary of State of the State of Delaware on March 31, 2009(2)

3.2	Amended and Restated By-laws of HUGHES Telematics, Inc.(3)

4.1	Specimen Common Stock Certificate(3)

4.3	Specimen Warrant Certificate(4)

4.4	Form of Unit Purchase Option(4)

4.5	Form of Warrant Agreement(4)

5.1	Opinion of Robert C. Lewis, Esq., regarding legality of the securities being registered(5)

10.1	Shareholders’ Agreement, dated as of March 31, 2009, among Polaris Acquisition Corp. and each of the Persons listed on Schedules I, II and III(3)

10.2	Escrow Agreement, dated as of March 31, 2009, by and among Polaris Acquisition Corp., Trivergance, LLC and Continental Stock Transfer & Trust Company(3)

10.3	Amendment to Stock Escrow Agreement, dated as of March 31, 2009, by and among Polaris Acquisition Corp., its initial stockholders and Lazard Capital Markets LLC(3)

10.4	Letter Agreement, dated as of March 23, 2007, between Networkcar, Inc. and Keith Schneider(3)

10.5	Non-Qualified Stock Option Agreement, effective as of November 30, 2007, between HUGHES Telematics, Inc. and Craig Kaufmann(3)

10.6	Non-Qualified Stock Option Agreement, effective as of November 30, 2007, between HUGHES Telematics, Inc. and Robert Lewis(3)

10.7	Non-Qualified Stock Option Agreement, effective as of November 30, 2007, between HUGHES Telematics, Inc. and Jeffrey Leddy(3)

10.8	Non-Qualified Stock Option Agreement, effective as of November 30, 2007, between HUGHES Telematics, Inc. and Erik Goldman(3)

10.9	Non-Qualified Stock Option Agreement, effective as of November 30, 2007, between HUGHES Telematics, Inc. and Andrew Africk(3)

10.10	Non-Qualified Stock Option Agreement, effective as of November 30, 2007, between HUGHES Telematics, Inc. and Matthew Nord(3)

10.11	Non-Qualified Stock Option Agreement, dated as of April 11, 2007, between HUGHES Telematics, Inc. and Keith Schneider(3)

10.12	Non-Qualified Stock Option Agreement, effective as of January 8, 2007, between HUGHES Telematics, Inc. and Craig Kaufmann(3)

10.13	Non-Qualified Stock Option Agreement, effective as of March 9, 2007, between HUGHES Telematics, Inc. and Robert Lewis(3)

10.14	Amended and Restated Credit Agreement, dated as of April 9, 2008, among HUGHES Telematics, Inc., Various Lenders, Morgan Stanley Senior Funding, Inc., and Morgan Stanley & Co. Incorporated(3)

10.15	Assumption Agreement, dated as of March 31, 2009, among HUGHES Telematics, Inc., each Subsidiary Guarantor signatory hereto, the Administrative Agent and Collateral Agent(3)

Exhibit No.	Description
10.16	Guaranty and Collateral Agreement, dated as of March 31, 2008, among HUGHES Telematics Inc., subsidiary guarantors and Morgan Stanley & Co. Incorporated(3)

10.18	Telematics Services Agreement, dated October 31, 2007, by and between HUGHES Telematics Inc. and Mercedes-Benz USA, LLC(4)

10.19	Telematics Agreement, dated December 28, 2007, between HUGHES Network Systems, LLC and HUGHES Telematics, Inc.(6)

10.20	Amended and Restated Co-Sale and Stock Restriction Agreement, dated as of March 31, 2009, by and among Hughes Telematics, Inc., Communications Investors LLC, Apollo Investment Fund V (PLASE), L.P. and certain investors(5)

16.1	Letter from McGladrey & Pullen, LLP, independent registered public accounting firm(3)

21.1	List of Subsidiaries(6)

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

23.2	Consent of Robert C. Lewis, Esq. (included in Exhibit 5.1)

99.1	HUGHES Telematics, Inc. 2009 Equity and Incentive Plan, effective as of March 31, 2009(3)

99.2	HUGHES Telematics, Inc. 2006 Stock Incentive Plan, effective as of November 30, 2006(3)

(1)	Incorporated herein by reference to exhibits of the same number filed with the Company’s Current Report on Form 8-K filed on March 12, 2009.

(2)	Incorporated herein by reference to exhibits of the same number filed with the Company’s definitive proxy statement filed on February 12, 2009.

(3)	Incorporated herein by reference to exhibits of the same number filed with the Company’s Current Report on Form 8-K filed on April 6, 2009.

(4)	Incorporated by reference to exhibits of the same number filed with the Company’s Registration Statement on Form S-1 or amendments thereto (File No. 333-145759)

(5)	To be filed by amendment.

(6)	Incorporated herein by reference to exhibits of the same number filed with the Company’s Current Report on Form 8-K filed on June 2, 2009. Confidential treatment was requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit were separately filed with the Securities and Exchange Commission.

(7)	Incorporated herein by reference to an exhibit of the same number filed with the Company’s Current Report on Form 8-K filed on July 6, 2009. Confidential treatment was requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit were separately filed with the Securities and Exchange Commission.